Manulife Financial

For your future™

2011 Third Quarter Report to Shareholders

September 30, 2011

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MANULIFE FINANCIAL CORPORATION

Insurance Sales (targeted growth products)

Canadian $ in millions

Asia
Canada - Group
Canada - Individual
U.S.
540
305
83
70
82
591
311
77
93
110
539
279
100
77
83
578
342
81
71
84
564
297
85
72
110
3Q10
4Q10
1Q11
2Q11
3Q11

- 3Q11 sales[1] of targeted insurance products were $564 million, up 5%[2] versus 3Q10:
  - Price increases on life products in Japan and Canada in response to low interest rate envrionment reduced growth of our targeted products compared to prior quarters
  - Asia insurance sales down 3%, as a result of New Whole Life (NWL) price increases in Japan. Excluding NWL, Asian sales increased 22%
  - Canada Insurance sales up 3%, led by 11% growth in individual products with preferred risk profiles
  - U.S. Life sales up 42%; targeted growth products now represent 89% of total life sales

Wealth Sales (targeted growth products)

Canadian $ in millions

Asia
Canada
U.S.
6,489
661
2,001
3,827
7,929
1,340
2,138
4,451
8,278
907
2,429
4,942
8,082
1,188
2,374
4,520
7,006
783
2,035
4,188
3Q10
4Q10
1Q11
2Q11
3Q11

- 3Q11 sales of targeted wealth products were $7.0 billion, up 12% versus 3Q10 despite difficult environment:
  - Asia wealth sales up 20%, led by successful IPO of a Renminbi bond fund in Taiwan
  - Canada wealth sales up 2% with strong growth in mutual funds and Group Retirement Services more than offsetting lower fixed product sales
  - U.S. Wealth sales up 16% on double digit growth of mutual funds and retirement plans

[1] Non-GAAP measure.
[2] All sales growth figures stated on a constant currency basis.

"Targeted growth products" in Insurance exclude Universal Life with No-Lapse Guarantees, Guaranteed Non-Par Whole Life and Long-Term Care insurance in the United States. "Targeted growth products" in Wealth Management exclude Book Value Fixed Deferred Annuities in the United States and Variable Annuities across all geographies, with the exception of InvestmentPlus in Canada.

Regulatory Capital Position (MLI)

Minimum Continuing Capital and Surplus Requirements (MCCSR) Ratio (%)

234
249
243
241
219
150% Supervisory Target
3Q10
4Q10
1Q11
2Q11
3Q11

- 3Q11 MCCSR ratio of 219%
- We have a substantial buffer to meet future policyholder claims:
  - In addition to best estimate liabilities, our reserves include provisions for adverse deviations ("PfADs")
  - Unlike some other jurisdictions, Canadian capital standards offer no explicit credit for hedging

Diversified High Quality Asset Mix

Total Invested Assets of Canadian $225.9 billion

Fixed Income
Non-Fixed Income
Private Placement Debt 9%
Securitized MBS/ABS 3%
Mortgages 15%
Cash & Short-Term Securities 6%
Policy Loans 3%
Bank Loans 1%
Other 5%
Government Bonds 25%
Corporate Bonds 26%
Stocks 4%
Real Estate 3%

- Limited Net Exposure[1] to:
  - Greece, Italy, Ireland, Portugal and Spain:
    - No sovereign or financial sector exposure to Greece, Portugal, or Spain
    - Banks and financials (C$34 million)
    - Sovereign debt (C$14 million)

Carrying Value as at September 30, 2011.
[1] Net Exposure excludes par and pass-through and reflects the impact of downgrades on reserves.

Equity Market Sensitivity[1]

Canadian $ in millions

Assuming 80% hedge asset offset
Assuming 100% hedge asset offset
(1,290)
(1,190)
(740)
(660)
(580)
(490)
(590)
(490)
(870)
(680)
3Q10
4Q10
1Q11
2Q11
3Q11

- Estimated impact of 10% equity market decline is between $(680) to $(870) million to earnings and (9) points to MCCSR
- Equity market declines in the third quarter resulted in an increase to our sensitivity
- We added to macro hedges by shorting approximately $150 million of TOPIX futures contracts
- 57% - 66% of underlying earnings sensitivity to equity market changes now hedged
  - Ahead of goal to hedge 60% by year end 2012
  - At 88% of our year end 2014 goal of hedging 75%

Interest Rate Sensitivity[1]

Canadian $ in billions

Sensitivity excl. AFS Bond Offset
Sensitivity incl. AFS Bond Offset
(2.2)
(1.0)
(1.8)
(0.6)
(1.5)
(0.8)
(1.2)
(0.6)
(1.0)
(0.3)
3Q10
4Q10
1Q11
2Q11
3Q11

- Estimated impact of 1% parallel decline in interest rates, excluding AFS bond offset is $(1.0) billion to earnings and (17) points to MCCSR
- Estimated impact of 1% parallel decline in interest rates including AFS bond offset is $(300) million to earnings
- Exceeded our original 2014 goal for reducing interest rate sensitivity to $1.1 billion

[1] Earnings sensitivity to equity markets is defined as the impact of a 10% decline in the market value of equity funds on the net income attributed to shareholders. Earnings sensitivity to interest rates is defined as the impact of a 1% parallel decline in interest rates on the net income attributed to shareholders.

 Manulife Financial Corporation – Third Quarter 2011

Message to Shareholders

While we are disappointed with the reported loss of $1,277 million for the third quarter 2011, we are pleased with our progress in executing key elements of our strategy. Our hedging programs worked effectively during these volatile markets, eliminating the majority, but not all, of the risk. We are pleased at the underlying growth of our businesses against our objectives; particularly the strong growth in Asia and Wealth Management, and the progress on protecting margins in many products around the world.

Manulife is strong. Our key operating subsidiary’s capital ratio remains solid at 219 per cent as of September 30, 2011. The impact of market conditions in the third quarter was significantly lessened by the strategic actions we have taken to reduce our risk profile, through hedging and changes to product mix, and to strengthen our balance sheet, through capital raises, dividend reductions and other initiatives.

Our equity risk hedging programs have performed extremely well during a quarter of exceptional volatility, eliminating approximately 70 per cent of variable annuity risk and non variable annuity equity-related losses in the third quarter. We are also ahead of our hedging goal for equity markets for 2012.

In addition to the success of our equity hedging programs, in the third quarter we exceeded our 2014 risk reduction goal for interest rate earnings sensitivity, reducing our sensitivity to $1.0 billion after-tax for a 100 basis point decline in interest rates excluding the impact on ultimate reinvestment rates.

General account asset performance continues to be a strength. This reflects our strategy of avoiding risk concentration with a diversified, high-quality portfolio and our continuing excellent credit experience despite the difficult markets of the last few years.

The quarter was not without challenges: price increases in Japan and Canada and lower credited rates resulted in lower insurance and fixed products sales. Our annual review of actuarial methods and assumptions resulted in a charge. Interest rates affect all life insurance companies. But we have been re-pricing and changing our product mix for the past two years and are encouraged to see that our competitors are starting to follow suit. We have been willing to sacrifice short term market share to protect our margins and improve our risk profile.

Our regulator continues to work on many initiatives which could result in increased capital requirements even though our regime is already very conservative. Although we cannot predict the outcome of these deliberations, we remain comfortable with our capital position.

We continue to be focused on our growth strategy and we saw strong results across the Company in the third quarter. We grew sales of targeted wealth products by 12 percent, which was led by 20 per cent growth in Asia and continued strong growth in mutual fund sales in Canada and the U.S. compared to the third quarter of 2010.

Despite the challenges of the third quarter, we are well prepared for this environment. Over the last two years we have strengthened reserves, raised capital, increased hedging, reduced the risk profile for new business, bolstered our risk management functions, and continued to deliver strong asset performance.

We have come through an extremely volatile quarter in good health, and are positioning our company for future success.

Donald A. Guloien
President and Chief Executive Officer

 Manulife Financial Corporation – Third Quarter 2011

Sales and Business Growth

Asia Division

While continuing to grow our agency distribution channel, notably in Southeast Asia, we completed a significant agreement with Bank Danamon in Indonesia to make our products available to their customers. Following on the second quarter agreements announced in Hong Kong and China, this shows continued success in executing our strategy of building a diverse, multi-channel distribution system throughout the region.

Asia Division’s third quarter 2011 insurance sales1 of US$302 million were three per cent lower than the third quarter of 2010, on a constant currency basis2.  As expected, sales in Japan were down as a result of price increases on the New Whole Life product. Sales of other products across the division increased by 22 per cent driven by record sales in Hong Kong and Asia Other.

•
Hong Kong insurance sales of US$59 million were up 26 per cent over the third quarter of 2010, primarily driven by the increased number of agents, increased volumes of the critical illness product launched at the end of the second quarter and higher sales through the bank channel.

•
Asia Other sales of US$90 million were 25 per cent higher than in the third quarter a year ago.  We achieved record sales in Indonesia, Philippines and Vietnam, primarily a result of expanded distribution. Indonesia sales also benefited from an increase in sales prior to management’s withdrawal of a popular product due to declining yields.

•
Japan insurance sales were 22 per cent lower than in the same quarter in 2010 as we raised prices of our New Whole Life product in Japan which decreased sales but dramatically improved margins. Excluding New Whole Life, Japan insurance sales were US$135 million, up 18 per cent compared to the same quarter in 2010, driven by the continued strength of the cancer treatment product and increasing term product sales through the MGA channel.

Asia Division had third quarter sales of wealth products targeted for growth of US$799 million, an increase of 20 per cent over the third quarter of 2010 on a constant currency basis. Highlights include:

•
Asia Other sales of US$534 million were 30 per cent higher than the same quarter in 2010. The launch of an offshore Renminbi bond fund in Taiwan contributed approximately US$100 million of the increase. Sales in Manulife TEDA and Indonesia contributed US$112 million and US$177 million to the total sales, an increase of four per cent and 14 per cent, respectively, over the same quarter in 2010.

•	Hong Kong sales of US$214 million were up 12 per cent over the third quarter of 2010, driven by 14 per cent growth in pension sales.

Asia Division continues to successfully grow distribution capacity in both the agency and the bank channels. Distribution highlights include:

•
Executing on our bancassurance growth strategy by successfully securing a ten year distribution agreement with the sixth largest bank in Indonesia, Bank Danamon. This agreement, signed subsequent to quarter end, provides access to over 2,300 sales outlets.

•
Expansion of the agency channel to a total of approximately 46,500 contracted agents, a 16 per cent increase over the third quarter of 2010. A driving force behind this increase continues to be the ASEAN region where we achieved record levels of contracted agents and double digit growth in Vietnam (30 per cent), the Philippines (31 per cent) and Indonesia (21 per cent).

•	Manulife-Sinochem received pre-approval to operate in TaiAn, subsequent to quarter end, expanding our presence in China to 49 cities.

Canada Division

The Canadian Division continued to produce solid sales results, despite significant interest rate declines and equity market volatility. Our mutual fund franchise continued to expand and Manulife Bank surpassed $20 billion in assets this quarter.  We continue to focus on risk management and in the quarter announced further price increases to our universal life product portfolio to moderate risk exposure in the continuing low interest rate environment.

Third quarter 2011 Individual Wealth Management sales were adversely impacted by the continued decline in interest rates and volatile equity markets. Continued strong momentum in mutual fund deposits, although moderated from prior quarters, was dampened by lower sales of fixed rate products, with the result that total individual wealth management sales of products targeted for growth were modestly below those of the third quarter of 2010.

•
Manulife Mutual Funds retail deposits3 of $423 million were more than 30 per cent higher than in the third quarter of 2010. Year-to-date deposits of $1.7 billion in 2011 exceeded full year sales of $1.4 billion in 2010. During the first nine months of 2011, Manulife Mutual Funds was the second fastest growing firm based on funds under management of the top ten firms reporting to the Investment Funds Institute of Canada. During the quarter, we continued to expand our fund line-up adding new investment options with a wide range of risk-return profiles, including a highly flexible balanced fund managed by the successful Manulife Monthly High Income Fund team and two new U.S. equity funds that feature a team of highly experienced core value managers.

•
Manulife Bank’s assets reached record levels, exceeding $20 billion at the end of the quarter. Year-to-date new loan volumes were a record $3.5 billion, an increase of 10 per cent from the corresponding period in 2010. For the quarter, new loan volumes of $1.2 billion were consistent with the levels of the third quarter of 2010. The business environment continues to be very competitive with aggressive actions across the financial services industry to attract and retain business.

•	Sales of fixed rate products continued at lower levels reflecting the effects of the low interest rate environment.

1	Sales is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

2	Sales growth rates are quoted on a constant currency basis. Constant currency is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

3	Deposits is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

 Manulife Financial Corporation – Third Quarter 2011

Individual Insurance sales of annualized premium products for the quarter were in line with the third quarter of 2010, while single premium product sales increased 19 per cent from a year ago.

•
Consistent with our expectations, we experienced a shift in sales product mix with a lower proportion of overall sales derived from guaranteed long duration products, which have interest rate exposure. During the quarter, in response to the continuing low interest rate environment, we announced further price increases to our universal life product portfolio.  These changes were effective for applications received after October 14, 2011.

•
Third quarter 2011 sales of single premium insurance products rose 19 per cent from the third quarter of 2010, with record travel sales in the quarter driven by continued strong growth from our travel partners.

Third quarter sales in the Group Businesses reflected normal variability in the large case market segment.

•	Group Benefits third quarter 2011 sales increased modestly from the second quarter and as compared to the third quarter of 2010, driven by increases in the large case segment.

•
Group Retirement Solutions third quarter sales of $189 million were more than 60 per cent higher than the third quarter of 2010. Sales in the small and mid-sized segments have been strong throughout the year and Manulife led the Canadian defined contribution market in sales in the first half of 20114.

U.S. Division

Despite the significant market volatility and economic uncertainty, John Hancock Wealth Asset Management had another strong quarter with sales of US$4.1 billion, up 22 per cent from the third quarter of last year.  We have successfully transitioned our insurance product portfolio to reduce interest rate risk, with sales continuing to be in line with expectations.

U.S. sales of wealth products targeted for growth increased to US$4.3 billion in the third quarter of 2011 up 16 per cent compared to the same period in the prior year.

•
John Hancock Mutual Funds (“JH Funds”) sales were US$2.9 billion in the third quarter, a 27 per cent increase over the third quarter of 2010.  Year-to-date sales of US$10.0 billion through September 30, 2011 exceeded full year sales of US$9.7 billion in 2010. The increase in sales was attributable to a diversified offering of competitive funds, with strong performance in the Institutional channel in the third quarter of 2011.  Funds under management for JH Funds increased to US$33.4 billion as at September 30, 2011, a six per cent increase from September 30, 2010, as positive net sales more than offset unfavourable market returns during the period.  JH Funds had the 6th highest net sales5 in the non proprietary market segment year-to-date through September 30, 2011 compared to 6th place for the same period in 2010. We experienced net redemptions in the third quarter of 2011 as a result of the significant market volatility. As of September 30, 2011, JH Funds offered 16 Four or Five Star Morningstar6 rated mutual funds.

•
John Hancock Retirement Plan Services (“JH RPS”) sales were US$1.2 billion in the third quarter, an increase of ten per cent compared to the third quarter of 2010 despite the headwinds in the economy and the slower development of new plans in the industry.  JH RPS 401(k) plan recurring deposits in the third quarter were US$1.9 billion, a six per cent increase over the third quarter of 2010, contributing to total premiums and deposits in the third quarter of 2011 of US$3.0 billion or six per cent higher than the same period last year.  Funds under management for JH RPS of US$58.9 billion as at September 30, 2011 declined one per cent from September 30, 2010 as unfavourable market returns more than offset positive net sales during the period.

•
The John Hancock Lifestyle and Target Date portfolios offered through our mutual fund, 401(k), variable annuity and variable life products had assets under management of US$66.6 billion as of September 30, 2011. Lifestyle funds led JH Funds sales with US$395 million in the third quarter, a 42 per cent increase over the third quarter of 2010.  Lifestyle and Target Date portfolios offered through our 401(k) products continued to be the most attractive offerings, with US$2.1 billion or 71 per cent of premiums and deposits for the quarter ended September 30, 2011.  As of August 31, 2011 John Hancock was the third largest manager of assets for Lifestyle and Target Date funds offered through retail mutual funds and variable insurance products7.

•
In John Hancock Fixed Products (“JH Fixed Products”), sales for the third quarter of 2011 were US$176 million, a decline of 48 per cent compared to the same period in the prior year, consistent with expectations in this low interest rate environment.

•	Sales of variable annuities were US$412 million in the third quarter of 2011, down 32 per cent from the same period in 2010, consistent with expectations.

In the U.S. Insurance segment, our product repositioning has been successful. Total U.S. insurance sales in the third quarter of 2011 were US$195 million, an increase of 13 per cent compared to the third quarter of 2010.

4	Based on quarterly sales survey by LIMRA, an insurance industry organization.

5
Source: Strategic Insight SIMFUND. Net sales (net new flows) is calculated using retail long-term open end mutual funds for managers in the non proprietary channel. Figures exclude money market and 529 share classes.

6
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

7	Source: Strategic Insight. Includes Lifestyle and Lifecycle (Target Date) mutual fund assets and fund-of-funds variable insurance product assets (variable annuity and variable life).

 Manulife Financial Corporation – Third Quarter 2011

•           In the third quarter of 2011, sales of John Hancock Life (“JH Life”) products targeted for growth increased 42 per cent compared to the third quarter of 2010 and were 89 per cent of total life sales.  This result was driven by the launch earlier this year of new universal life products with improved risk characteristics.  New products launched in October, including a new indexed universal life product, are expected to contribute to sales over the remainder of the year.  Sales of products not targeted for growth declined 70 per cent in the third quarter of 2011 compared to the third quarter of 2010.

•
John Hancock Long-Term Care (“JH LTC”) sales of US$70 million in the third quarter of 2011 increased 43 per cent compared to the same quarter of 2010. Federal Long Term Care Insurance Program sales of US$56 million, which benefited from an open enrollment period for this program, contributed significantly to the third quarter result.  Retail product sales declined 73 per cent in the third quarter of 2011 compared to a year ago, reflecting new business price increases that have been implemented over the past year.  A more profitable, lower risk retail product has been introduced in 47 states since May.  JH LTC has filed with regulators for premium rate increases on in-force retail and group business, averaging approximately 40 per cent on the majority of our in-force LTC business.  To date, approvals of in-force price increases on retail business have been received from 25 states.

Manulife Asset Management

Manulife Asset Management continued growing its investment capabilities with the addition of a new U.S. Large Cap Growth Equity team based in Charlotte, North Carolina. The creation of this team follows the addition of a U.S. Core Value Equity team and of an International Equity Value team earlier this year. Manulife Asset Management also continues to expand its presence in the institutional market, having been awarded a $371 million mandate for its global multi-sector fixed income strategy from a large public organization in the United States, the second large mandate for this strategy in the past six months.

Manulife Asset Management finished the quarter with $173.3 billion in assets managed for external clients and $33.5 billion of Manulife’s general fund assets. Assets managed for external clients were $5.3 billion lower than at June 30, 2011, largely due to unfavourable market returns, somewhat offset by positive retail net sales and the U.S. dollar’s appreciation against the Canadian dollar.

 Manulife Financial Corporation – Third Quarter 2011

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) is current as of November 9, 2011. This MD&A should be read in conjunction with the MD&A and audited consolidated financial statements contained in our 2010 Annual Report.

Contents
A OVERVIEW	E ACCOUNTING MATTERS AND CONTROLS
1 Critical accounting and actuarial policies
B FINANCIAL HIGHLIGHTS	2 Actuarial methods and assumptions
1 Net income (loss) attributed to shareholders	3 Sensitivity of policy liabilities to changes in assumptions
2 U.S. GAAP results	4 Goodwill impairment testing
3 Sales, premiums and deposits	5 Future accounting and reporting changes
4 Funds under management	6 Quarterly financial information
5 Capital	7 Changes in internal control over financial reporting
8 Audit Committee
C PERFORMANCE BY DIVISION
1 Asia	F OTHER
2 Canada	1 Quarterly dividend
3 U.S. Insurance	2 Outstanding shares
4 U.S. Wealth Management	3 Performance and non-GAAP measures
5 Corporate and Other	4 Caution regarding forward-looking statements

D RISK MANAGEMENT AND RISK FACTORS UPDATE
1 General macro-economic risks
2 Regulatory capital, actuarial and accounting risks
3 Market risk hedging strategies
4 Variable annuity and segregated fund guarantees
5 Publicly traded equity performance risk
6 Interest rate and spread risk

A	OVERVIEW

The global financial markets in the third quarter were dominated by the ongoing uncertainty surrounding the macro environment. In the third quarter we saw substantial declines in equity markets and interest rate levels, exceptional equity market volatility and monetary policy actions that lowered long-term treasury rates in the U.S.  Under the Canadian insurance accounting and regulatory capital regimes, the change in current market conditions is reflected in our current period results.

The impact of the market conditions in the third quarter was significantly moderated by the strategic actions taken over the last few years to reduce our risk profile and strengthen our balance sheet.  These actions resulted in:

•	dramatically increased hedging of both interest rate and equity market exposures,

•	reduced risk profile of new business by increasing sales of higher margin, lower risk products and reducing sales of higher risk, capital intensive products, and

•	a stronger balance sheet through the combination of capital raises and reserve increases.

Our Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio for The Manufacturers Life Insurance Company (“MLI”) ended the quarter at 219 per cent.  This ratio does not reflect the benefits of our de-risking activities over the last few years, including our equity and interest rate hedging progress, which reduced the downside risk to our capital position but receives no explicit credit in the capital formula.

 Manulife Financial Corporation – Third Quarter 2011

B	FINANCIAL HIGHLIGHTS

(Unaudited)

For the period ended September 30	Three months		Year-to-date
	2011	2010	2011	2010
Net income (loss) attributed to shareholders (C$ millions)	$(1,277)	$(2,249)	$198	$(3,459)
Net income (loss) available to common shareholders (C$ millions)	$(1,299)	$(2,268)	$134	$(3,518)
Net income (loss) attributed to shareholders, excluding the direct impact of equity markets and interest rates(a) (C$ millions)	$(388)	$(2,991)	$1,415	$(1,632)
Earnings (loss) per common share (C$)
basic	$(0.73)	$(1.28)	$0.08	$(1.99)
diluted, excluding convertible instruments(a)	$(0.73)	$(1.28)	$0.07	$(1.99)
diluted	$(0.73)	$(1.28)	$0.07	$(1.99)
Return on common shareholders’ equity(a) (%, annualized)	(22.4)	(39.7)	0.8	(19.3)
U.S. GAAP net income(a) (loss) (C$ millions)	$2,230	$(212)	$3,395	$849
Sales(a) (C$ millions) Insurance products targeted for growth(b)	$564	$540	$1,680	$1,457
Wealth products targeted for growth(c)	$7,006	$6,489	$23,366	$20,099
Insurance products not targeted for growth(b)	$82	$97	$186	$371
Wealth products not targeted for growth (c)	$917	$1,164	$3,101	$4,797
Premiums and deposits(a) (C$ millions) Insurance products targeted for growth(b)	$4,647	$4,564	$14,063	$13,099
Wealth products targeted for growth(c)	$9,124	$8,294	$30,520	$27,622
Insurance products not targeted for growth(b)	$857	$930	$2,466	$2,908
Wealth products not targeted for growth (c)	$917	$1,163	$3,095	$4,758
Funds under management(a) (C$ billions)	$492	$476	$492	$476
Capital(a) (C$ billions)	$28.9	$27.8	$28.9	$27.8
MLI’s MCCSR ratio	219%	234%	219%	234%

(a)	This item is a non-GAAP measure. For a discussion of our use of non-GAAP measures, see “Performance and Non-GAAP Measures” below.
(b)
Insurance products targeted for growth exclude universal life with lifetime no-lapse guarantees, guaranteed non-par whole life and long-term care insurance in the U.S., which are not targeted for growth.

(c)
Wealth products targeted for growth exclude variable annuities across all geographies (other than InvestmentPlus in Canada) and book value fixed deferred annuities in the U.S. which are not targeted for growth.  InvestmentPlus is a Canadian Division product with a 75% minimum death benefit guarantee and a 75% maturity benefit guarantee at age 100 that is used as an alternative to mutual funds for some customers.  Because of the low risk nature of the guarantees this product is in the products targeted for growth category.

B1	Net income (loss) attributed to shareholders

In the third quarter of 2011, we reported a net loss attributed to shareholders of $1,277 million. The substantial declines in equity markets and interest rate levels along with the exceptional equity market volatility impacted our earnings by approximately $1,789 million. The direct impact of the lower equity markets and lower interest rates reduced earnings by $889 million and we reported a net impact of $900 million on the increase in our dynamically hedged variable annuity liabilities. While the hedge program operated as designed, we experienced impacts related to: increased provisions for adverse deviation, higher than expected rebalancing costs driven by unfavourable realized equity and interest rate volatilities and their correlations, the difference in performance of the underlying funds hedged and the hedge instruments, and charges related to the portion of the interest rate risk that was not hedged.

Other notable items netted to a charge of $148 million and included charges of $651 million related to the annual review of actuarial methods and assumptions (excluding charges related to the fixed income ultimate reinvestment rate (“URR”) included above in the direct impact of equity markets and interest rates) and a charge of $107 million related to the expected cost of macro equity hedges, partially offset by a gain of $307 million related to investment and de-risking activities and a gain of $303 million from the previously announced sale of the Company’s Life Retrocession business.

The comments that follow expand on some of the items noted above:

•
We reported a net charge of $556 million related to our variable annuity guarantee liabilities not dynamically hedged, public equity positions supporting our policy liabilities and lower fee income on asset based fee products.  The direct earnings charge related to the insurance and wealth management contracts of $1,438 million was partially offset by $882 million of gains from macro equity hedges.  As outlined in our interest rate and spread risk sensitivity (see section D6 below) a portion of the interest rate sensitivity is attributed to variable annuity guarantee liabilities.

•
The $333 million net charge for the impact of lower interest rate levels included a charge of $567 million from lower reinvestment rates assumed in the valuation of policy liabilities, $301 million of which was offset by gains reported in the Corporate and Other segment from the sale of bonds classified as Available-for-Sale (“AFS”) and from derivative positions.  In addition, a charge of $67 million for additional refinements to the fixed income URR was included in the direct impact of lower interest rate levels.

 Manulife Financial Corporation – Third Quarter 2011

•
The $900 million net after-tax impact of the increase in our dynamically hedged variable annuity liabilities related to the increase in the best estimate liability of $3.0 billion and the provision for adverse deviation of $0.3 billion, partially offset by gains on equity futures of $0.5 billion and gains on interest rate swaps of $1.9 billion.  All amounts are on a post-tax basis.  As outlined above, the net impact of $900 million was partially driven by the volatility in the equity markets and interest rate levels as well as their correlations.  Due to their correlations, the equity market and interest rate components cannot be separately identified with precision.

•
The Company completed its annual review of actuarial assumptions in the third quarter with the exception of URR updates which were largely completed in the second quarter and recognized in earnings at that time. The third quarter review of assumptions resulted in a net charge of $718 million to shareholder earnings of which $67 million relates to a refinement of the URR update booked in the second quarter of 2011, and the remaining $651 million includes:

-	$475 million charge as a result of the update to U.S. Life mortality which increased expected mortality for older issue and older attained ages,
-	$742 million benefit from updates to other mortality assumptions as well as the implementation of mortality and morbidity improvements across North American business units,
-	$309 million charge related to updates to lapses and other policyholder behaviour assumptions for segregated fund business,
-	$327 million investment-related charge for updates to guaranteed minimum withdrawal benefit commutation rates and other non-fixed income updates (including future acquisitions), and
-
$282 million charge for updates to lapse assumptions for certain insurance businesses, updates to expense factors including letter of credit costs, and a number of offsetting model refinements related to projections of both asset and liability cash flows.

The results of the annual review are discussed in more detail in section E2 “Actuarial Methods and Assumptions” below.

•
The gain of $213 million related to investment activities includes fixed income and non-fixed income trading activities as well as net credit recoveries. Most of the gain arose from fixed income activities due to better matching liabilities and from sourcing attractive long corporate bonds. Credit also contributed as impairments net of recoveries were well below valuation assumptions. In total non-fixed income returns were in line with our best estimate returns as mark to market gains in excess of our policy liability assumptions on real estate, timber and private equity investments were offset by mark to market losses on oil and gas investments which were due to declining oil and gas prices.

•
The $94 million gain for de-risking activities reflects the impact of lower risk margins required in the valuation of policy liabilities as a result of the improved match between the asset and liability cash flows.

•
Manulife completed the transaction to sell its Life Retrocession business to Pacific Life Insurance Company, based in the United States, in the third quarter.  The transaction was effective July 1, 2011 and under our IFRS accounts we reported a gain of $303 million.  As previously announced, the reduction in on-going annual earnings from the sale will not be material to our consolidated financial results.

In the third quarter of 2010, we reported a net loss attributed to shareholders of $2,249 million as a result of $4,055 million of charges for goodwill impairment and changes in actuarial methods and assumptions from actions such as re-balancing our product mix, raising prices and recognizing long-term trends in morbidity.  The direct impact of equity markets and interest rates was a positive $742 million.

 Manulife Financial Corporation – Third Quarter 2011

The table below outlines the notable items in the third quarters of 2010 and 2011, including the components of the direct impact of equity markets and interest rates.

C$ millions (unaudited)
For the quarter ended September 30	2011	2010
Net loss attributed to shareholders	$(1,277)	$(2,249)
Less direct impact of equity markets and interest rates:(a)
Gains (charges) on variable annuity guarantee liabilities not dynamically hedged	(1,211)	700
Gains (charges) on general fund equity investments supporting policy liabilities and on fee income	(227)	128
Gains on macro equity hedges(b)	882	-
Charges on lower fixed income reinvestment rates assumed in the valuation of policy liabilities, excluding ultimate reinvestment rates (URR) assumptions	(567)	(356)
Gains on sale of AFS bonds and interest rate swaps in the surplus segment	301	579
Direct impact of equity markets and interest rates in the quarter	$(822)	$1,051
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	(67)	(309)
Direct impact of equity markets and interest rates	$(889)	$742
Net loss attributed to shareholders, excluding the direct impact of equity markets and interest rates(c)	$(388)	$(2,991)
Other notable items:
Earnings impact of the difference between the net increase in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets(d)	(900)	(145)
Changes in actuarial methods and assumptions (excluding URR changes)	(651)	(1,725)
Expected cost of macro equity hedges (b)	(107)	-
Favourable impact on policy liabilities related to activities to reduce interest rate exposures	94	-
Investment gains primarily related to fixed income trading, favourable credit experience and asset mix changes	213	368
Gain on sale of Life Retrocession business	303	-
Goodwill impairment charge	-	(2,330)

(a)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to the interest rate assumptions.  We also include gains and losses on the sale of AFS bonds as management may have the ability to partially offset the direct impacts of changes in interest rates reported in the liability segments.

(b)
The net gain from macro equity hedges was $775 million and consisted of a $107 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a gain of $882 million because actual markets underperformed our valuation assumptions.

(c)	Net loss excluding the direct impact of equity markets and interest rates is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(d)
Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products.  In the third quarter, the $2.4 billion profit on the hedge instruments did not completely offset the underlying $3.3 billion charge related to the guarantee liabilities hedged for a number of reasons including, provisions for adverse deviation, fund performance, the portion of interest rate risk that is not hedged, realized equity market and interest rate volatilities and changes to policyholder behavior. See Section D “Risk Management and Risk Factors Update” section below for further details.

Earnings (loss) per share

Diluted loss per share for the third quarter of 2011 was $0.73 compared to a loss of $1.28 for the third quarter of 2010.

For the nine months ended September 30, 2011, we reported net income attributed to shareholders of $198 million and net income excluding the direct impact of equity markets and interest rates8 of $1,415 million.  Other notable items netted to a charge of $0.7 billion; $1.1 billion related to the third quarter net charges noted above partially offset by net gains of $0.4 billion in the first six months.   The net gains included:  $0.4 billion of gains related to activities to reduce interest rate exposures and $0.4 billion of other investment related gains, partially offset by a $0.2 billion charge for P&C reinsurance claims related to the earthquake in Japan and the $0.2 billion expected cost of macro equity hedges.

For the nine months ended September 30, 2010, we reported a net loss attributed to shareholders of $3,459 million and net loss excluding the direct impact of equity markets and interest rates of $1,632 million.

8	Net income excluding the direct impact of equity markets and interest rates is a non-GAAP measure. See “Performance and non-GAAP Measures” below.

 Manulife Financial Corporation – Third Quarter 2011

B2    U.S. GAAP results

Net income in accordance with U.S. GAAP9 for the third quarter of 2011 was $2,230 million, $3,414 million higher than our results under IFRS.  Variable annuity accounting differences totaled $2,520 million and investment related accounting differences totaled $900 million.

As we are no longer reconciling our annual financial results under U.S. GAAP in our consolidated financial statements, net income in accordance with U.S. GAAP is considered a non-GAAP financial measure. A reconciliation of the major differences in net income attributed to shareholders for the third quarter is as follows:

C$ millions (unaudited) For the quarter ended September 30,	2011	2010
Net loss attributed to shareholders in accordance with IFRS	$(1,277)	$(2,249)
Non-controlling interest and participating policyholders’ income under IFRS	93	72
Net loss in accordance with IFRS	$(1,184)	$(2,177)
Key earnings differences:
For variable annuity guarantee liabilities	$2,520	$193
Related to the impact of mark-to-market accounting and investing activities on investment income and policy liabilities under IFRS(a) compared to net realized gains on investments supporting policy liabilities under U.S. GAAP	900	340
New business differences including acquisition costs	(51)	(59)
Charges due to lower fixed income ultimate reinvestment rate assumptions used in the valuation of policy liabilities under IFRS only	67	309
Changes in actuarial methods and assumptions	307	1,415
Gain on sale of Life Retrocession business	(308)	-
Goodwill impairment	-	(268)
Other differences	(21)	35
Total earnings differences	$3,414	$1,965
Net income (loss) in accordance with U.S. GAAP	$2,230	$(212)

(a)
Until the new IFRS standard for insurance contracts is effective, the requirements under prior Canadian GAAP  for the valuation of insurance liabilities (CALM) will be maintained.  Under CALM, the measurement of insurance liabilities is based on projected liability cash flows, together with estimated future premiums and net investment income generated from assets held to support those liabilities.

The primary earnings differences in accounting bases relate to:

•
Accounting for variable annuity guarantee liabilities – IFRS follows a predominantly “mark-to-market” accounting approach to measure variable annuity guarantee liabilities whereas U.S. GAAP only uses “mark-to-market” accounting for certain benefit guarantees, and reflects the Company’s own credit standing in the measurement of the liability.  We reported a net gain in our total variable annuity businesses under U.S. GAAP as the increase in the variable annuity guarantee liabilities was more than offset by the significant dynamic hedge asset gains recorded in the quarter.   This compared to a net loss under IFRS.

•
Investment income and policy liabilities – Under IFRS, accumulated unrealized gains and losses arising from investments and derivatives supporting policy liabilities are largely offset in the valuation of the policy liabilities. The third quarter 2011 IFRS impacts on insurance liabilities of fixed income reinvestment assumptions, general fund equity investments, activities to reduce interest rate exposures and certain market and trading activities of ($487) million (2010 – gain of $140 million) compared to U.S. GAAP net realized gains on investments supporting policy liabilities of $413 million (2010 – gain of $480 million) including net unrealized losses on interest rate swaps in the surplus segment not in a hedge accounting relationship under U.S. GAAP of $633 million (2010 – net loss of $120 million).

•
Differences in the treatment of acquisition costs and other new business items – acquisition costs that are related to and vary with the production of new business are explicitly deferred and amortized under U.S. GAAP but are recognized as an implicit reduction in insurance liabilities along with other new business gains and losses under IFRS. In the third quarter, IFRS results benefited from lower new business strain compared to U.S. GAAP.

•
Changes in actuarial methods and assumptions – The charges recognized under IFRS from the annual review of actuarial methods and assumptions of $651 million (2010 – charge of $1,725 million) excluding URR changes compared to charges of $344 million (2010 – charge of $310 million) on a U.S. GAAP basis as actuarial methods and assumptions for traditional long-duration products are generally “locked-in” at issuance unless the expected premiums are not sufficient to cover the expected benefits and related expenses.

•
Gain on sale of Life Retrocession business – The total IFRS gain of $303 million compares to a total gain of $216 million under U.S. GAAP which is deferred and amortized over the expected life of the reinsurance agreement.  The third quarter 2011 U.S. GAAP results reflect a loss of $5 million net of the quarterly gain amortization and transaction and other expenses.

Total equity in accordance with U.S. GAAP10 as at September 30, 2011 was approximately $15.8 billion higher than under IFRS. Of this difference, approximately $9.9 billion is attributable to the higher cumulative net income on a U.S. GAAP basis with the remaining difference primarily attributable to the treatment of unrealized gains on fixed income investments and derivatives in a cash flow hedging relationship which are reported in equity under U.S. GAAP, but where the investments and derivatives are supporting policy liabilities, these accumulated unrealized gains are largely offset in the valuation of the policy liabilities under IFRS.  The fixed income investments and derivatives have significant unrealized gains as a result of the current

9	Net income in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

10	Total equity in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

 Manulife Financial Corporation – Third Quarter 2011

low levels of interest rates.  The majority of the difference in equity between the two accounting bases as at September 30, 2011 arises from our U.S. businesses.

A reconciliation of the major differences in total equity is as follows:

(C$ millions) As at	September 30, 2011	December 31, 2010
Total equity in accordance with IFRS	$25,343	$24,675
Differences in shareholders’ retained earnings and participating policyholders’ equity	9,852	6,790
Difference in Accumulated Other Comprehensive Income attributable to:
(i)Available-for-sale securities and others;	4,282	1,723
(ii)Cash flow hedges; and	2,432	458
(iii)Translation of net foreign operations(a)	(905)	(1,418)
Differences in share capital, contributed surplus and non- controlling interest in subsidiaries	166	162
Total equity in accordance with U.S. GAAP	$41,170	$32,390
(a)	Reflects the net difference in the currency translation account after the re-set to zero through retained earnings upon adoption of IFRS at January 1, 2010.

B3	Total Company sales and total Company premiums and deposits11

Our sales12 results as well as our premiums and deposits13 are in line with our strategy of accelerating the growth of products that have favourable return on capital and with lower risk profiles while at the same time pulling back or eliminating products that give rise to earnings sensitivity or produce low returns on capital employed.  To measure progress on these goals, we separately report the sales and the premiums and deposits of product lines we are targeting for growth from those that are not targeted for growth.

Sales measures:
•
Total Company insurance sales for products we are targeting for growth were $564 million in the third quarter of 2011, an increase of five per cent over the same period in 2010.  As expected, third quarter insurance sales in Japan declined and, as a result, overall sales in Asia were three per cent lower than the prior year despite strong growth in Hong Kong and the ASEAN territories. In the U.S. we reported growth of 42 per cent while sales in Canada grew by three per cent.

•
Total Company wealth sales for products we are targeting for growth exceeded $7 billion for the third quarter, an increase of 12 per cent over the same period in 2010.  Sales in the U.S. accounted for 60 per cent of this category and grew 16 per cent with solid growth in mutual fund sales and in JH Retirement Plan Services, slightly offset by lower sales in JH Fixed Products.  Sales in Asia increased 20 per cent as a result of broad based growth, most notably in Hong Kong, Taiwan and Indonesia. In Canada overall wealth sales increased two per cent, benefiting from record mutual fund deposits and a 61 per cent sales increase in Group Retirement Solutions. Growth in Canada was dampened by Manulife Bank loan volumes that were in line with the prior year and by lower fixed product sales.

•
Total Company insurance sales of products not targeted for growth (universal life products with lifetime no-lapse guarantees, guaranteed non-par whole life and long-term care products in U.S. Insurance) declined 10 per cent for the third quarter of 2011 compared to the third quarter of 2010.

•
Third quarter 2011 sales of wealth products that are not targeted for growth (variable annuities across all geographies (other than InvestmentPlus in Canada) and book value fixed deferred annuities in the U.S.) totaled $0.9 billion, a decline of 19 per cent compared to the third quarter of 2010.

Premiums and deposits (“P&D”) measures:
•
Total Company third quarter P&D of $4.6 billion for insurance products that we are targeting for growth was up three per cent, on a constant currency basis, over the third quarter of 2010 with strong growth across Asia and also in targeted U.S. Life products partially offset by lower premiums in the Reinsurance segment following the sale of the Life Retrocession business.

•
Total Company P&D for the wealth businesses we are targeting for growth was $9.1 billion for the third quarter of 2011, an increase of 15 per cent on a constant currency basis compared to the same quarter in the prior year.  Growth was driven by strong mutual fund sales in North America and Asia.

•
Total Company P&D for the insurance lines we are not targeting for growth for the third quarter of 2011 was $0.9 billion, a decrease of two per cent on a constant currency basis from the third quarter of 2010. The decline reflects lower sales in this category and success in switching U.S. sales to targeted growth products.

•
Total Company P&D for the wealth products we are not targeting for growth (VA across all geographies (other than InvestmentPlus in Canada) and book value fixed deferred annuities in the U.S.) amounted to $0.9 billion for the third quarter of 2011.  This result represents a year-over-year decrease of 19 per cent compared to the third quarter of 2010.

11	Growth in sales and premiums and deposits is stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

12	Sales is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

13	Premiums and deposits is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

 Manulife Financial Corporation – Third Quarter 2011

B4           Funds under management14
Total funds under management as at September 30, 2011 were $492 billion, an increase of $11 billion from June 30, 2011 and an increase of $16 billion over September 30, 2010.  Contributing to the 12 month increase was $13 billion related to investment returns. This result was dampened by equity market declines over the past 12 months partially offset by the impact of lower interest rates. Also contributing to the growth in funds under management were $8 billion of net positive policyholder cash flows and $6 billion due to the weaker Canadian dollar. These items were partially offset by $11 billion of expenses, commissions, taxes and other movements.

B5	Capital

Total capital was $28.9 billion as at September 30, 2011 compared to $27.8 billion as at September 30, 2010.  The net $1.1 billion increase over the last 12 months was driven by net income of $2.1 billion and $0.5 billion due to the weaker Canadian dollar partially offset by cash dividends of $0.7 billion and $0.8 billion of lower unrealized gains on AFS equity securities and other items.

Capital update
As at September 30, 2011 MLI reported a MCCSR ratio of 219 per cent.  As outlined above, this strong position reflects the results of our efforts to lower our risk profile and the strengthening of our balance sheet.

The key drivers of the 22 point decline from June 30, 2011 were:

•
The continued phase-in of the adoption of IFRS and the Office of the Superintendent of Financial Institutions’ (“OSFI”) elimination of MCCSR credit for asset risk transfer under related party reinsurance agreements reduced the ratio by four points.

•	The growth in required capital reduced the ratio by approximately eight points.

•	The current quarter loss (net of the sale of the Life Retrocession business) and net of cash dividends paid to shareholders reduced the ratio by approximately 15 points.

•	Partially offset by the sale of Life Retrocession business, effective July 1, 2011 which increased the ratio by approximately six points.

Under the IFRS transition guidance outlined by OSFI, the impact of IFRS adoption on available capital is largely phased-in over an eight quarter period which began with the first quarter of 2011.  The impact on required capital is not subject to the phase-in rules. The phased-in adoption of IFRS reduced MLI’s MCCSR ratio by approximately four points over the first nine months of 2011 and is expected to reduce the ratio by approximately a further two points over the remainder of the two year phase-in period ending with the fourth quarter of 2012.

Under the 2011 MCCSR guidelines, asset risk required capital cannot be transferred via a reinsurance agreement unless the assets are also transferred.  This change, which is phased in over 2011, results in higher required capital for MLI, reducing MLI’s MCCSR ratio over the first nine months of 2011 by approximately nine points and is expected to reduce by a further three points in the fourth quarter of 2011.

C	PERFORMANCE BY DIVISION

C1	Asia Division

	Quarterly results
Canadian dollars	3Q 2011	2Q 2011	3Q 2010
Net income (loss) attributed to shareholders (millions)	$(712)	$28	$568
Premiums & deposits for products targeted for growth (millions)	2,431	2,650	2,106
Premiums & deposits for products not targeted for growth (millions)	117	109	159
Funds under management (billions)	70.7	68.1	66.9
U.S. dollars
Net income (loss) attributed to shareholders (millions)	$(726)	$28	$546
Premiums & deposits for products targeted for growth (millions)	2,479	2,740	2,030
Premiums & deposits for products not targeted for growth (millions)	118	112	154
Funds under management (billions)	68.1	70.6	65.0

Asia Division recorded a net loss attributed to shareholders of US$726 million for the third quarter of 2011 compared to net income of US$546 million for the third quarter of 2010.  Included in the third quarter of 2011 results were charges of US$950 million (2010 – gains of US$329 million) related to the direct impact of equity markets and interest rates, charges on variable annuity guarantee liabilities that are dynamically hedged and other investment experience related gains and losses.  These charges were primarily related to the reserve strengthening of the variable annuity business in Japan.  Net income attributed to shareholders excluding these items was up by US$7 million compared to the third quarter of 2010.  The year-to-date net loss attributed to shareholders was US$341 million compared to net income of US$282 million for the same period of 2010.

Premiums and deposits for products targeted for growth for the third quarter of 2011 were US$2.5 billion, up 16 per cent from the third quarter of 2010 on a constant currency basis.  Premiums and deposits for insurance products15 of US$1.4 billion were driven by robust in-force growth of our insurance business from all territories. Wealth management premiums and deposits for products targeted for growth of US$1.1 billion were driven higher by a successful fund launch in Taiwan and higher unit linked product sales in Indonesia.

14	Funds under management is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

15	All Asia Division insurance products are targeted for growth.

 Manulife Financial Corporation – Third Quarter 2011

Funds under management as at September 30, 2011 were US$68.1 billion and in line with September 30, 2010 on a constant currency basis. Net policyholder cash inflows of US$4.4 billion across the territories were mostly offset by the impact of the declines in equity markets.

C2	Canadian Division

	Quarterly results
Canadian dollars	3Q 2011	2Q 2011	3Q 2010
Net income (loss) attributed to shareholders (millions)	$(96)	$260	$388
Premiums & deposits for products targeted for growth (millions)	3,558	3,980	3,472
Premiums & deposits for products not targeted for growth (millions)	384	409	340
Funds under management (billions)	118.4	117.8	109.5

Canadian Division reported a net loss attributed to shareholders of $96 million for the third quarter of 2011 compared to net income of $388 million for the third quarter of 2010.  Included in the net loss attributed to shareholders in the third quarter of 2011 were net experience losses of $351 million (2010 – earnings of $130 million) related to the direct impact of equity markets and interest rates, charges on variable annuity guarantee liabilities that are dynamically hedged and other investment experience related gains and losses.

Excluding the above noted items, net income attributed to shareholders of $255 million declined by $3 million as compared to the third quarter of 2010.  The positive impact of growth in the Canadian wealth management operations and Manulife Bank was partially offset by the costs associated with additional hedging of variable annuity guarantees during the second half of 2010.  While both years included favourable one-time impacts related to the closure of prior years’ tax issues, in 2011 these gains were significantly lower than in the third quarter of 2010.  Year-to-date net income attributed to shareholders was $669 million compared to $590 million for the same period of 2010.

Premiums and deposits for products targeted for growth for the third quarter of 2011 were $3.6 billion, up two per cent from the third quarter of 2010.  Premiums and deposits for wealth products targeted for growth were four per cent higher in the third quarter of 2011 as compared to the third quarter of 2010. Retail mutual fund deposits rose by over 30 per cent from a year ago and group retirement deposit activity from a growing block of in-force participants showed strong growth. However, wealth results were dampened by significantly lower sales of fixed products in the continuing low interest rate environment.  Premiums and deposits for insurance products16 were two per cent higher in the third quarter of 2011 as compared to the same period in 2010. Premiums and deposits for variable annuity products not targeted for growth were $0.4 billion in the third quarter of 2011, in line with the third quarter of 2010.

Funds under management grew by eight per cent or $8.9 billion to a record $118.4 billion as at September 30, 2011 compared to September 30, 2010.  The rise reflects business growth driven by the wealth management businesses and Manulife Bank, as well as net increases in the market values of assets, with increases as a result of declining interest rates outweighing the impact from declines in equity markets.

C3	U.S. Insurance

	Quarterly results(a)
Canadian dollars	3Q 2011	2Q 2011	3Q 2010
Net income (loss) attributed to shareholders (millions)	$(59)	$303	$162
Premiums & deposits for products targeted for growth (millions)	983	975	988
Premiums & deposits for products not targeted for growth (millions)	857	745	932
Funds under management (billions)	90.8	76.4	77.4

U.S. dollars
Net income (loss) attributed to shareholders (millions)	$(60)	$313	$156
Premiums & deposits for products targeted for growth (millions)	1,002	1,008	951
Premiums & deposits for products not targeted for growth (millions)	874	769	896
Funds under management (billions)	87.4	79.2	75.1

(a)
As a result of the sale of the Life Retrocession business, the Company moved its International Group Program business unit to U.S. Insurance.  Prior quarter results have been restated to reflect this change.

U.S. Insurance reported a net loss attributed to shareholders of US$60 million for the third quarter of 2011 compared to net income of US$156 million for the third quarter of 2010.  Included in the net loss attributed to shareholders in the third quarter of 2011 were net experience losses of US$194 million (2010 – US$4 million) related to the direct impact of equity markets and interest rates and other investment experience related gains and losses.  Excluding these items, net income attributed to shareholders declined by US$26 million compared to the third quarter of 2010, due to unfavourable claims experience.  The year-to-date net income attributed to shareholders was US$666 million compared to a net loss of US$675 million for the same period in 2010.

Premiums and deposits for the third quarter for products targeted for growth were US$1.0 billion, five per cent higher than the third quarter of 2010.  Premiums and deposits for the third quarter for products not targeted for growth were US$0.9 billion, two per cent lower than the third quarter of 2010 as a result of transitioning to sales of lower risk products.

16	All Canadian Division insurance products are targeted for growth.

 Manulife Financial Corporation – Third Quarter 2011

Funds under management as at September 30, 2011 were US$87.4 billion, up 16 per cent from September 30, 2010, due to growth in in-force business and an increase in market value of funds under management.

C4	U.S. Wealth Management
	Quarterly results
Canadian dollars	3Q 2011	2Q 2011	3Q 2010
Net income (loss) attributed to shareholders (millions)	$(965)	$130	$366
Premiums & deposits for products targeted for growth (millions)	6,172	6,491	5,794
Premiums & deposits for products not targeted for growth (millions)	418	520	661
Funds under management (billions)	185.7	187.5	186.5

U.S. dollars
Net income (loss) attributed to shareholders (millions)	$(984)	$134	$352
Premiums & deposits for products targeted for growth (millions)	6,292	6,707	5,574
Premiums & deposits for products not targeted for growth (millions)	426	537	636
Funds under management (billions)	178.7	194.4	181.1

U.S. Wealth Management reported a net loss attributed to shareholders of US$984 million for the third quarter of 2011 compared to net income of US$352 million for the third quarter of 2010.  Included in the net loss attributed to shareholders in the third quarter of 2011 were net experience losses of US$1,119 million (2010 – gains of US$194 million) related to the direct impact of equity markets and interest rates, charges on variable annuity guarantee liabilities that are dynamically hedged and other investment experience related gains and losses.  Excluding these items, net income attributed to shareholders declined by US$23 million compared to the third quarter of 2010 primarily driven by the costs associated with the hedging of additional in-force variable annuity guaranteed value, the impact of lower sales of fixed annuities and higher acquisition costs related to higher sales of mutual funds.  Partially offsetting these was higher fee income in Wealth Asset Management from higher average assets under management. The year-to-date net loss attributed to shareholders was US$533 million compared to net income of US$184 million for the same period in 2010.

Premiums and deposits for wealth products targeted for growth for the third quarter of 2011 were US$6.3 billion, up 13 per cent from US$5.6 billion for the third quarter of 2010, primarily due to a 22 per cent increase in Wealth Asset Management sales. Premiums and deposits for wealth products not targeted for growth were US$0.4 billion for the third quarter of 2011, down 33 per cent from US$0.6 billion for the third quarter of 2010, as a result of ongoing risk management initiatives.

Funds under management as at September 30, 2011 were US$178.7 billion, down one per cent from US$181.1 billion as at September 30, 2010. Over the twelve months ended September 30, 2011, Wealth Asset Management net sales of US$5.0 billion and positive investment returns were more than offset by surrender and benefit payments in JH Variable Annuities and JH Fixed Products.

C5	Corporate and Other
	Quarterly results(a)
Canadian dollars	3Q 2011	2Q 2011	3Q 2010
Net income (loss) attributed to shareholders (millions)	$555	$(231)	$(3,733)
Funds under management (billions)	26.2	31.0	35.7

(a)
As a result of the sale of the Life Retrocession business, the Company moved its P&C Reinsurance business and run-off variable annuity reinsurance business to Corporate and Other. In addition, prior quarters have been restated to include the Life Retrocession business sold effective July 1, 2011.

Corporate and Other is comprised of:
•	the earnings on assets backing capital, net of amounts allocated to operating divisions,

•	changes in actuarial assumptions,

•	Investment Division’s external asset management business,

•	Property and Casualty (“P&C”) reinsurance business,

•	run-off reinsurance operations including variable annuities and accident and health,

•	settlement costs for macro equity hedges and other non operating items, and

•	prior quarter amounts have been restated to include the Life Retrocession business that was sold effective July 1, 2011.

Corporate and Other reported net income attributed to shareholders of $555 million for the third quarter of 2011 compared to a net loss of $3,733 million for the third quarter of 2010.

Notable items included in the net income attributed to shareholders in the third quarter of 2011 totaled $622 million:

•	$775 million of gains on macro equity hedges,

•	$303 million gain on the sale of the Life Retrocession business,

•	$301 million of realized gains on AFS bonds and derivative positions,

•	$39 million loss from P&C and run-off reinsurance operations as a result of the direct impact of equity markets and interest rates,

•	$67 million charge due to true-up of the second quarter charge for fixed income URR assumptions used in the valuation of policy liabilities, and

•	$651 million charge related to changes in actuarial methods and assumptions.

 Manulife Financial Corporation – Third Quarter 2011

Notable items included in the net income attributed to shareholders in the third quarter of 2010 totaled $(3,771) million:

•	$579 million of realized gains on AFS bonds and derivative positions,

•	$14 million gain from P&C and run-off reinsurance operations as a result of the direct impact of equity markets and interest rates,

•	$309 million charge due to lower fixed income ultimate reinvestment rate (URR) assumptions used in the valuation of policy liabilities,

•	$1,725 million charge related to other changes in actuarial methods and assumptions, and

•	$2,330 million related to the impairment of goodwill.

Excluding the above notable items, the net loss for the third quarter of 2011 was $67 million, a decline of $105 million compared to the net income of $38 million in the same period last year. Contributing to this decline were losses of $23 million on a Property and Casualty claims provision resulting from new information related to the impact of the earthquake in New Zealand earlier in the year, a decrease in realized gains on AFS equities of $32 million, an increase of $14 million of other than temporary impairments on AFS equities, and non-recurring tax related gains of $41 million on closed tax years recognized in the third quarter of 2010. The year-to-date net loss attributed to shareholders was $266 million compared to a loss of $3,858 million for the same period of 2010.

Premiums for the third quarter of 2011 were $18 million, down 87 per cent from the third quarter of 2010 on a constant currency basis.  This decline reflects the loss of premiums resulting from the sale of the Life Retrocession business.

Funds under management as at September 30, 2011 include assets managed by Manulife Asset Management on behalf of institutional clients of $22.9 billion (2010 – $22.7 billion) and $3.3 billion (2010 – $13.0 billion) of the Company’s own funds.  The decline in the Company’s own funds relates to our segmented reporting of derivative balances.  The operating divisions report positions on a net basis, the Corporate and Other segment includes the adjustment to gross up the balance sheet derivative assets and liabilities.  As a result of the increased hedging activity and market changes, this adjustment is significantly larger than last year. Also contributing to the decline was an increased allocation of capital to the operating divisions.

D	RISK MANAGEMENT AND RISK FACTORS UPDATE

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2010 Annual Report and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports.

D1	General macro-economic risks

The financial markets in the third quarter were dominated by ongoing uncertainty surrounding the macro environment. In the third quarter we saw substantial declines in equity markets and interest rate levels, exceptional equity market volatility and monetary policy actions that lowered long-term treasury rates in the U.S. Under the Canadian insurance accounting and regulatory capital regimes, current market conditions are largely reflected in our current period results.

Continued poor or worsening economic conditions could result in further material charges to income and reductions in our capital position, notwithstanding our improved risk profile and strong underlying regulatory capital position.

Management recognizes that deterioration in the economic conditions over the medium term has put pressure on achieving its objective to grow earnings to $4 billion by 201517, announced in November 2010.  While management remains committed to this earnings objective, additional headwinds and related risk factors have become evident over the last few months which may result in an inability to achieve such objective.  For example:

•
Actions taken by management to bolster capital and further reduce the Company’s risk profile could reduce earnings. For example, in the second quarter of 2011, the Company entered into a third party mortality and lapse reinsurance agreement which contributed six points to MLI’s MCCSR but which will reduce future earnings. In addition, as outlined above, the sale of the Life Retrocession business which generated a gain of $303 million, increasing the MLI MCCSR ratio by six points, is expected to reduce earnings by approximately $50 million per annum.  Additional actions that the Company may take to bolster near-term regulatory capital ratios or accelerate its plans to reduce equity market and interest rate exposures could reduce the earnings objective for 2015 and beyond.

•
A period of flat equity markets would represent underperformance relative to our long-term valuation assumption and would negatively impact earnings.  In addition, there can be no assurance that our dynamic hedging strategy will fully offset the risks arising from the variable annuities being hedged. The publicly traded equity performance risk measures outlined below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities.  Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and are 7.6% per annum in Canada, 8.0% per annum in the U.S., 5.2% per annum in Japan and 9.5% per annum in Hong Kong.  Explicit margins for adverse deviation are applied to these assumptions, or implicit margins are determined through stochastic valuation processes, each of which results in lower net yields used in the valuation. Non-fixed income assumptions are based on asset class but are largely consistent with total returns assumed for public equities.

•	A prolonged low interest environment would result in charges related to lower fixed income URR and new business strain.

-
The fixed income URR is based on five and ten year rolling average of government bond rates and, if current rates persist in 2012, we would expect to take a charge potentially greater than the $437 million reported in 2011.  If the rates persist for the next ten years, the fixed income URR would continue to decline and could result in cumulative after-tax charges over the ten year period of $2 to $3 billion of which $1 to $2 billion would be expected to be accrued over the four year period ending 2015, under current Canadian Actuarial Standards.  As noted in

17	See “Caution regarding forward-looking statements” below.

 Manulife Financial Corporation – Third Quarter 2011

section D6 “Interest Rate and Spread Risk” below, our current valuation booking scenario could change if interest rates decline further, resulting in additional charges to those noted above.

-
In addition, the difference between the current investable returns and the returns used in pricing new business are generally capitalized when new business is written. Lower interest rates result in higher new business strain until products are re-priced.

-
Fixed income reinvestment rates other than URR are based on current market rates. The net income sensitivity to changes in current rates is outlined in section “D6 Interest rate and spread risk” below.

•	Other potential consequences of poor economic conditions include:

-	Low interest rates could negatively impact sales.

-	Lower sales volumes could put increased pressure on our ability to maintain operating expense levels within the levels provided for in the policy liability valuation.

-
Lower risk free rates tend to increase the dynamic and macro equity hedging costs. Under certain market conditions, which include a sustained increase in realized equity and interest rate volatilities, a decline in interest rates or equity markets, or an increase in the correlation between equity market declines and interest rate declines, the costs of hedging the benefit guarantees provided in variable annuities may increase or become uneconomic.

-	The re-investment of cash flows into low yielding AFS bonds could result in lower future earnings on surplus.

-	Lower sales volumes and lower margin sales could result in lower future profit.

-	A lower interest rate environment could be correlated with other macro-economic factors including unfavourable economic growth and lower returns on other asset classes.

-	Lower interest rates could contribute to potential impairments of goodwill.

D2	Regulatory capital, actuarial and accounting risks

As outlined in our 2010 Annual Report, as a result of the financial crisis, financial authorities and regulators in many countries are reviewing their capital requirements and considering potential changes.

While the impact of these changes is uncertain, we anticipate that regulators, rating agencies and investors will expect higher levels of capital going forward. These changes could further limit the ability of the insurance subsidiaries to pay dividends or make distributions and could have a significantly adverse effect on MFC’s capital mobility, including its ability to pay dividends to shareholders, buy back its shares and service its debt.

Future regulatory capital, actuarial and accounting changes could have a material adverse effect on the Company’s consolidated financial statements and regulatory capital both at transition and subsequently.  We may be required to raise additional capital, which could be dilutive to existing shareholders, or to limit the new business we write.

Some recent examples of regulatory and professional standard developments which could impact our capital position include the following:

Until the new IFRS standard for insurance contracts is completed and effective, our policyholder liabilities continue to be valued under standards established by the Canadian Institute of Actuaries (CIA).  The CIA has under development potential updates to calibration parameters for segregated fund guarantee reserves, which could have a material adverse impact on both our financial statements and our Canadian regulatory capital.

If the amendments to IAS 19 “Employee Benefits” which are effective for fiscal years beginning on or after January 1, 2013 are also incorporated into the MCCSR formula, it could result in a material reduction in available capital and therefore a reduction in our MCCSR ratio.  At December 31, 2010, the consolidated unrecognized net actuarial loss for the Company’s pension and post-employment benefits was $839 million and $25 million, respectively, which if it persisted at the date of adoption would be reflected in equity upon adoption and could reduce MLI’s MCCSR ratio by approximately seven points assuming that regulatory capital includes this component of other comprehensive income in the future.

In a development concerning U.S. statutory accounting practices potentially affecting U.S. Life insurers, including John Hancock, the National Association of Insurance Commissioners (NAIC) is reviewing a proposal from a technical committee to change actuarial standards for certain universal life (UL) products pursuant to Actuarial Guideline 38 (AG38).  The proposal has received a significant amount of commentary from the industry and the review process is at an early stage.  John Hancock currently maintains adequate and appropriate liabilities for the products that fall under AG38.  The Company is unable at this time to determine the nature or extent of potential changes or the impact of any such changes to AG38.  However, if any changes were applied retroactively they could have a material adverse impact on John Hancock’s statutory capital position.

D3	Market risk hedging strategies

As a result of the dynamic and macro hedges, as at September 30, 2011, we estimate that approximately 57 to 66 per cent of our underlying earnings sensitivity to a 10 per cent decline in equity markets would be offset by hedges. The lower end of the range assumes that the dynamic hedge assets would cover 80 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities and the upper end of the range assumes the dynamic hedge assets would completely offset the loss from the dynamically hedged variable annuity guarantee liabilities. The range at June 30, 2011 was 60 to 66 per cent.

As previously communicated, our goal is to have approximately 60 per cent of the underlying earnings sensitivity to equity markets offset by hedges by the end of 2012 and 75 per cent by the end of 2014. The Company intends to further reduce its exposure through a combination of time-scheduled and market-trigger based actions.

The Company’s stated goal is to reduce its interest rate exposures, as measured by the sensitivity of net income attributed to shareholders to a 100 basis point parallel decline in interest rates, to achieve a maximum exposure of $1.65 billion and $1.1 billion, as at year end 2012 and 2014, respectively.  As at September 30, 2011, the sensitivity of our net income to a 100 basis point decline was $1.0 billion, which was ahead of our 2014 year end goal.

 Manulife Financial Corporation – Third Quarter 2011

There can be no assurance that the Company's exposure to equity performance and movements in interest rates will be reduced to or remain within our 2012 or 2014 targets. We may be unable to hedge our existing unhedged business as outlined in our risk reduction plans, or if we do so, we may be required to record a charge to income when we initiate hedging. Under certain market conditions, which include a sustained increase in realized equity and interest rate volatilities, a decline in interest rates or equity markets, or an increase in the correlation between equity market declines and interest rate declines, the costs of hedging the benefit guarantees provided in variable annuities may increase or become uneconomic, in which case we may reduce or discontinue sales of certain of these products.  In addition, there can be no assurance that our dynamic hedging strategy will fully offset the risks arising from the variable annuities being hedged.

Our hedging strategies expose the Company to additional risks. Hedging relies on the execution of derivative transactions and the ability to execute may be negatively impacted if markets for these instruments become illiquid. Hedging also subjects the Company to the risk of increased funding and collateral demands which may become significant as markets rise.

D4	Variable annuity and segregated fund guarantees

As at September 30, 2011, approximately 63 per cent of the guarantee value was either dynamically hedged or reinsured, compared to 64 per cent at June 30, 2011. The business dynamically hedged at September 30, 2011 comprises 59 per cent of the variable annuity guarantee values, net of amounts reinsured.  We continued to dynamically hedge virtually all new variable annuity business written and we did not hedge any additional in-force business during the quarter.

Guarantees on variable products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees.  Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values.  Depending on future equity market levels, liabilities on current in-force business could be due primarily in the period from 2015 to 2038.

The table below shows selected information regarding the Company’s variable annuity guarantees gross and net of reinsurance and the business dynamically hedged.

Variable annuity and segregated fund guarantees

As at	September 30, 2011			June 30, 2011
(C$ millions)	Guarantee value	Fund value	Amount at risk(d)	Guarantee value	Fund value	Amount at risk(d)
Guaranteed minimum income benefit(a)	$7,866	$5,346	$2,522	$7,529	$5,921	$1,620
Guaranteed minimum withdrawal benefit	66,394	55,229	11,429	62,048	57,178	5,933
Guaranteed minimum accumulation benefit	24,123	23,166	3,095	22,811	23,850	1,947
Gross living benefits(b)	$98,383	$83,741	$17,046	$92,388	$86,949	$9,500
Gross death benefits(c)	15,880	11,495	3,958	15,127	12,085	2,478
Total gross of reinsurance and hedging	$114,263	$95,236	$21,004	$107,515	$99,034	$11,978
Living benefits reinsured	$6,787	$4,600	$2,187	$6,500	$5,106	$1,402
Death benefits reinsured	4,610	3,441	1,351	4,420	3,731	875
Total reinsured	$11,397	$8,041	$3,538	$10,920	$8,837	$2,277
Total, net of reinsurance	$102,866	$87,195	$17,466	$96,595	$90,197	$9,701
Living benefits dynamically hedged	$55,312	$49,179	$7,469	$52,441	$51,589	$3,402
Death benefits dynamically hedged	5,267	3,386	982	4,990	3,410	438
Total dynamically hedged	$60,579	$52,565	$8,451	$57,431	$54,999	$3,840
Living benefits retained	$36,284	$29,962	$7,390	$33,447	$30,254	$4,696
Death benefits retained	6,003	4,668	1,625	5,717	4,944	1,165
Total, net of reinsurance and dynamic hedging	$42,287	$34,630	$9,015	$39,164	$35,198	$5,861

(a)	Contracts with guaranteed long-term care benefits are included in this category.
(b)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (c).
(c)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(d)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For guaranteed minimum death benefit, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the net amount at risk is floored at zero at the single contract level.

The policy liabilities established for these benefits were $10,697 million at September 30, 2011 (June 30, 2011 – $3,236 million).  These policy liabilities included the policy liabilities for both the hedged and the unhedged business. For unhedged business, policy liabilities were $3,915 million at September 30, 2011 (June 30, 2011 – $1,979 million).  The policy liabilities for the hedged block were $6,782 million at September 30, 2011 (June 30, 2011 – $1,257 million).

Caution related to sensitivities

In this document, we have provided sensitivities and risk exposure measures for certain risks.  These include the sensitivity due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity we assume in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged.  Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix,

 Manulife Financial Corporation – Third Quarter 2011

effective tax rates and other market factors, and the general limitations of our internal models.  For these reasons, these sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below.  Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s MCCSR ratio will be as indicated.

D5	Publicly traded equity performance risk

The macro hedging strategy, which commenced in 2010, is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees.

Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The profit (loss) on the hedge instruments will not completely offset the underlying (losses) gains related to the guarantee liabilities hedged because:

•	Policyholder behaviour and mortality experience is not hedged;

•	Provisions for adverse deviation in the policy liabilities are not completely hedged;
•	A portion of interest rate risk is not hedged;
•	Fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective hedging instruments;
•	Performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments;
•	Correlations between interest and equity markets could lead to unfavourable material second order impacts;
•	Unfavourable realized equity volatility, bond return volatility and interest rate volatility may result in higher than expected rebalancing costs; and
•	Not all other risks are hedged (see MD&A in the 2010 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities.  The potential impact is shown before and after taking into account the impact of the change in markets on the hedge assets.  The potential impact is shown assuming that change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities and also is shown assuming the change in value is not completely offset.

While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income. We report the impact based on the assumption that for a 10, 20 and 30 per cent decrease in the market value of equities, the profit from the hedge assets offsets 80, 75 and 70 per cent, respectively, of the loss arising from the change in the policy liabilities associated with the guarantees dynamically hedged. For a 10, 20 and 30 per cent market increase in the market value of equities the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.  It is also important to note that these estimates are illustrative, and that the hedge program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity markets are unfavourable.

As at September 30, 2011, we estimate that for a 10 per cent decline in publicly traded equity markets the change in the value of the hedge assets would offset 57 to 66 per cent of the underlying impact on net income attributed to shareholders (60 to 66 per cent as at June 30, 2011)18.  The lower end of the range assumes that the dynamic hedge assets offset 80 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities and the upper end of the range assumes the dynamic hedge assets completely offset the loss from the dynamically hedged variable annuity guarantee liabilities.

We added to our macro equity hedges during the third quarter of 2011 by shorting approximately $150 million of equity TOPIX futures contracts.

18
Defined as earnings sensitivity to a 10 per cent decline in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants.

 Manulife Financial Corporation – Third Quarter 2011

Potential impact on annual net income attributed to shareholders arising from changes to public equity returns(a)

As at September 30, 2011
(C$ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders (b)
Variable annuity guarantees	$(6,140)	$(3,890)	$(1,830)	$1,580	$2,920	$4,010
Asset based fees	(260)	(170)	(80)	80	170	250
General fund equity investments(c)	(310)	(220)	(110)	110	210	320
Total underlying sensitivity	$(6,710)	$(4,280)	$(2,020)	$1,770	$3,300	$4,580
Impact of hedge assets
Impact of macro hedge assets	$1,270	$850	$420	$(420)	$(850)	$(1,270)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	3,150	1,980	920	(750)	(1,350)	(1,810)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$4,420	$2,830	$1,340	$(1,170)	$(2,200)	$(3,080)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(2,290)	$(1,450)	$(680)	$600	$1,100	$1,500
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	(950)	(500)	(190)	(150)	(340)	(550)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	$(3,240)	$(1,950)	$(870)	$450	$760	$950
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liabilities	66%	66%	66%	66%	67%	67%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedges do not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	52%	54%	57%	75%	77%	79%

(a)	See ”Caution related to sensitivities” above.
(b)
Defined as sensitivity of net income attributed to shareholders to a change in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants.

(c)
This impact for general fund equities is calculated at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(d)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively. For presentation purposes, numbers are rounded.

 Manulife Financial Corporation – Third Quarter 2011

As at June 30, 2011(a)
(C$ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders (b)
Variable annuity guarantees	$(4,650)	$(2,840)	$(1,260)	$1,000	$1,810	$2,350
Asset based fees	(270)	(180)	(100)	90	180	270
General fund equity investments(c)	(310)	(210)	(100)	100	220	320
Total underlying sensitivity	$(5,230)	$(3,230)	$(1,460)	$1,190	$2,210	$2,940
Impact of hedge assets
Impact of macro hedge assets	$1,360	$910	$450	$(450)	$(910)	$(1,360)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	2,100	1,250	520	(360)	(600)	(790)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$3,460	$2,160	$970	$(810)	$(1,510)	$(2,150)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(1,770)	$(1,070)	$(490)	$380	$700	$790
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	(630)	(320)	(100)	(70)	(160)	(230)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	$(2,400)	$(1,390)	$(590)	$310	$540	$560
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liabilities	66%	67%	66%	68%	68%	73%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedges do not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	54%	57%	60%	74%	76%	81%

(a)	See ”Caution related to sensitivities” above.
(b)
Defined as sensitivity of net income attributed to shareholders to a change in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants.

(c)
This impact for general fund equities is calculated at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(d)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively. For presentation purposes, numbers are rounded.

 Manulife Financial Corporation – Third Quarter 2011

Potential impact on MLI’s MCCSR ratio arising from public equity returns different than the expected return for policy liability valuation (a),(b)

As at	September 30, 2011						June 30, 2011
(percentage points)	-30%	-20%	-10%	+10%	+20%	+30%	-30%	-20%	-10%	+10%	+20%	+30%
Impact on MLI MCCSR	(34)	(22)	(9)	2	5	6	(23)	(13)	(5)	8	14	21

(a)	See ”Caution related to sensitivities” above.
(b)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedge assets is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.

As at
(C$ millions)	September 30, 2011	June 30, 2011
For variable annuity guarantee dynamic hedging strategy	$11,100	$5,700
For macro equity risk hedging strategy	5,000	5,400
Total	$16,100	$11,100

The notional values related to the variable annuity guarantee dynamic hedging strategy increased over the quarter due to the decline in the equity markets.  The notional value of the shorted equity futures related to the macro equity risk hedging strategy declined from June 30th levels due to the equity markets declines, partially offset by additional TOPIX future contracts shorted.

D6	Interest rate and spread risk

To further mitigate our exposure to interest rate risk, in the third quarter of 2011 we executed largely offsetting forward starting interest rate swaps which lengthened the duration of our fixed income investments supporting our liabilities and reduced duration in our surplus segments. These actions reduced the sensitivity of our earnings to interest rate movements, but do not materially impact economic exposures. In addition, forward starting swaps were executed to offset the impact of new business added in the third quarter and to offset other in-force exposures. Finally, longer duration bonds were acquired in our surplus segments to further mitigate interest rate risk.

Over the last twelve months, as part of the activities to lengthen the duration of our fixed income investments we have built up significant Treasury holdings. To add spread income to some of these holdings we are planning to write some credit default swaps (“CDSs”). We do not intend to write CDSs beyond the amount of our Treasury holdings and our plan is to build up a position over a period of several years. All CDS decisions will follow the same rigorous underwriting standards as our cash bond portfolio and we believe the addition of this asset class will allow us to better diversify our overall credit portfolio.

As at September 30, 2011, the sensitivity of our net income attributed to shareholders to a 100 basis point parallel decline in interest rates, as described below, was $1.0 billion, which was ahead of our 2014 year end goal. The 100 basis point parallel decline includes a change of one per cent in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. Importantly, the impact does not include any potential changes to the URR assumptions.  In addition, there are other potential impacts to lower interest rate levels including changes to booking scenarios, lower sales, operating expense pressures, higher hedging costs, lower earnings on surplus, lower future expected profit on in-force business due to lower sales and potentially lower margins, and potential correlation with other macro-economic factors including lower returns on other asset classes.

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(a),(b),(c),(d)

As at	September 30, 2011				June 30, 2011
(C$ millions)	-100	bp	+100	bp	-100	bp	+100	bp
General fund products(b)	$(400)		$400		$(900)		$800
Variable annuity guarantees(c)	(600)		400		(300)		200
Total	$(1,000)		$800		$(1,200)		$1,000

(a)	See ”Caution related to sensitivities” above.
(b)	The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.
(c)	For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.
(d)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business and investment market and activities during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

The total sensitivity decreased as a result of the additional swaps that were added in the third quarter, offset by the change in booking scenario. The variable annuity guarantee sensitivity increased due to the increase in reserves from lower equity markets and lower interest rates, which led to higher reserves and an overall increase in sensitivity.

 Manulife Financial Corporation – Third Quarter 2011

Reserves are determined by testing a range of future interest rate scenarios, including those prescribed by actuarial standards of practice.  These future scenarios are derived from interest rates and spreads at the end of the quarter.  The scenario that produces the highest reserve requirement determines the reserve held at the end of the quarter and is called the booking scenario.  Following changes in interest rates and corporate spreads during the third quarter, should interest rates and spreads further decline in parallel and by the amounts indicated, the future interest rate scenario that would produce the highest reserve, or booking scenario, could change in some jurisdictions to a scenario where then current interest rates, spreads and investment in corporate bonds prevail for the lifetime of the business.  This compares to our current booking scenario which begins with current rates grading to a URR with corporate bond spreads that grade to an expected long term level over five years and a linear reduction in future investment in corporate bonds to zero over 20 years.

The impact of the change in the booking scenario, should interest rates and spreads decline in parallel and by the amounts indicated, is incorporated into the earnings sensitivities shown above.  For this reason, the impact of changes less than the amounts indicated are unlikely to be linear relative to this estimate.  The change in booking scenario added approximately $400 million to the impact of a 100 basis point decline in interest rates and $300 million to the impact of a 50 basis point reduction in corporate spreads.  Actual results in the future will be affected by a wide variety of factors and no simple formula can accurately predict the potential impact.

Changes in the market value of the AFS fixed income assets may provide a partial natural economic offset to the interest rate risk arising from our product liabilities. In order for there to also be an accounting offset, the Company would need to sell AFS fixed income investments with appropriate unrealized gains or losses in order to realize the gain or loss.  The Company reported $301 million of net realized gains on AFS fixed income assets and interest rate derivative positions held in surplus segments in the third quarter of 2011 and at September 30, 2011 we had a net after-tax unrealized gain of $128 million on the AFS fixed income assets held in the surplus segments.

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates including the impact on the change in market value of AFS fixed income assets in the surplus segment(a),(b)

As at	September 30, 2011				June 30, 2011
(C$ millions)	-100	bp	+100	bp	-100	bp	+100	bp
Impact excluding the change in the market value of AFS fixed income assets held in the surplus segment	$(1,000)		$800		$(1,200)		$1,000
Impact of the change in the market value of AFS fixed income assets held in the surplus segment(b)	700		(700)		600		(600)
Impact including 100% of the change in the market value of AFS fixed income assets held in the surplus segment(b)	$(300)		$100		$(600)		$400

(a)	See “Caution related to sensitivities” above.
(b)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.  The table above only reflects the impact of the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

Potential impact on MLI’s MCCSR ratio arising from an immediate one per cent parallel change in interest rates(a)

As at	September 30, 2011				June 30, 2011
(percentage points)	-100	bp	+100	bp	-100	bp	+100	bp
Impact excluding the change in the market value of AFS fixed-income assets held in the surplus segment	(17)		13		(19)		16
Impact including 100% of the change in the market value of the AFS fixed income assets held in the surplus segment(b)	(12)		8		(15)		12

(a)	See ”Caution related to sensitivities” above.
(b)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.  The table above only reflects the impact of the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

The following tables show the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on annual net income attributed to shareholders arising from changes to corporate spreads(a),(b)

As at	September 30, 2011				June 30, 2011
(C$ millions)	-50	bp	+50	bp	-50	bp	+50	bp
Corporate spreads(c),(d),(e)	$(900)		$600		$(500)		$400

(a)	See ”Caution related to sensitivities” above.
(b)	The sensitivity was estimated as 50% of the sensitivity to a 100 basis point change. Actual results may differ materially from these estimates.
(c)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate spreads.

(d)	Corporate spreads are assumed to grade to the long term average over five years.
(e)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business and investment market and activities during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

 Manulife Financial Corporation – Third Quarter 2011

Potential impact on annual net income attributed to shareholders arising from changes to swap spreads(a),(b),(c)

As at	September 30, 2011				June 30, 2011
(C$ millions)	-20	bp	+20	bp	-20	bp	+20	bp
Swap spreads	$600		$(600)		$400		$(400)

(a)	See ”Caution related to sensitivities” above.
(b)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in swap spreads. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in swap spreads.

(c)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business and investment market and activities during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

E	ACCOUNTING MATTERS AND CONTROLS

E1	Critical accounting and actuarial policies

Our significant accounting policies under IFRS are described in note 1 to our interim Consolidated Financial Statements for the period ended March 31, 2011.  Significant estimation processes relate to the determination of insurance and investment contract liabilities, evaluation of invested asset impairment, the application of derivative and hedge accounting, assessment of relationships with other entities for consolidation, determination of pension and other post-employment benefit obligations and expenses, income taxes and uncertain tax positions and valuation of goodwill and intangible assets.  In addition, in the determination of the fair values of invested assets, where observable market data is not available, management applies judgment in the selection of valuation models.

Until the new IFRS standard for insurance contracts is completed and effective, our policyholder liabilities continue to be valued under standards established by the Canadian Institute of Actuaries (CIA).

The critical accounting policies and the estimation processes related to the determination of insurance contract liabilities, fair values of financial instruments, the application of derivative and hedge accounting, the determination of pension and other post-employment benefit obligations and expenses, and accounting for income taxes and uncertain tax positions have remained unchanged from practices under prior Canadian GAAP and are described on pages 61 to 69 of our 2010 Annual Report.  For a description of our accounting policy and estimation process related to the evaluation of invested asset impairment, assessment of relationships with other entities for consolidation, and the valuation of goodwill and intangible assets under IFRS, refer to pages 98 to 102 of our Annual Consolidated Financial Statements in our 2010 Annual Report and note 1 to our interim Consolidated Financial Statements for the period ended March 31, 2011.

E2	Actuarial methods and assumptions

Impact of 2011 Q3 changes in assumptions and methodology (by category)
The comprehensive 2011 review of valuation methods and assumptions was completed in the third quarter of 2011.  In conjunction with prudent business practices to manage both product and asset related risks, the selection and monitoring of appropriate valuation assumptions are designed to minimize our exposure to measurement uncertainty related to policy liabilities. While the assumptions selected represent the Company’s current best estimates and assessment of risk, the ongoing monitoring of experience and the economic environment is likely to result in future changes to the valuation assumptions, which could be material.

The quantification of the impact of the 2011 review of the actuarial methods and assumptions underlying policy liabilities is as of July 1, 2011 for all lines of business except hedged Variable Annuities. For this business, quantification was done as of September 30, 2011 to align with the reflection of updated projected cash flows in the hedging program.

The 2011 review of the actuarial methods and assumptions underlying policy liabilities produced a net increase in the policy liabilities of $815 million in the third quarter. Net of the impacts on participating surplus and minority interests, this resulted in a decrease in net income attributed to shareholders post-tax of $718 million. Year-to-date, the net increase in policy liabilities from valuation method and assumptions reviews is $1,521 million, with an aggregate post-tax impact of $(1,190) million on net income attributed to shareholders.

 Manulife Financial Corporation – Third Quarter 2011

The following table summarizes the third quarter pre-tax policy liability impact of the basis changes by key category, as well as the corresponding impact on shareholders’ net income (post-tax).

(C$ millions) Assumption	To Policy Liabilities	To Net Income Attributed to Shareholders
Mortality and morbidity
U.S. Life mortality update	$754	$(475)
Other mortality updates	(1,000)	645
Future mortality and morbidity improvements	(180)	97
Lapses and policyholder behaviour
VA lapse update	435	(309)
Insurance lapse update	113	(93)
Expenses	155	(94)
Investment returns
URR update	60	(67)
Other updates	385	(327)
Other valuation model methodology and model refinements	93	(95)
Net impact	$815	$(718)

Mortality and morbidity changes
John Hancock Life Insurance completed a detailed study of life insurance mortality at the older ages.  Based on our own experience as well as industry trends and observations, expected mortality rates at the older issue ages and attained ages were increased resulting in a reserve increase of $754 million (post-tax charge of $475 million).

Other mortality updates, resulting in a reserve reduction of $1,000 million, included updates to U.S. Variable Annuities as well as assumption reviews and updates in Canada, Japan and Singapore.

A reduction in reserves of $180 million resulted from the implementation of future mortality and morbidity improvements in reserves for North American insurance businesses. Valuation standards for reporting on a Canadian IFRS basis were amended in 2011 to allow future mortality improvements to be reflected in reserves where a decrease in reserves results.

Lapse and policyholder behavior assumptions
Base lapse rates (i.e., lapse rates on out-of-the-money business) and other policyholder behaviour assumptions for Variable Annuity contracts were reduced to reflect more closely observed experience resulting in a reserve increase of $435 million.

Lapse rates and premium persistency assumptions across several insurance business units were updated to reflect updated experience results.  This resulted in a reserve increase of $113 million.

Expenses
Policy liabilities were increased by $155 million to reflect the impact of projected letter of credit costs and expense study updates primarily in the U.S. business units, partially offset by release of redundant expense margins in Canada.

Investment returns
While most updates to the URR assumptions occurred in the second quarter of 2011, the true-up to the second quarter estimates as well as the inclusion of the minor business units that were not included in the second quarter of 2011 resulted in a further reserve increase of $60 million.

Policy liabilities increased by $385 million for updates to commutation rates for GMWB business as well as updates to other non-fixed income assumptions including purchases.

Other valuation model methodology and model refinements
A number of modeling refinements specific to individual business units were made to better model future cash flows that netted to a reserve increase of $93 million.  The major components are reserve increases due to a review of the modeling for payout annuities and refinements to modeling of Guaranteed Withdrawal Amounts partly offset by the impact of a systems conversion in the U.S.

E3	Sensitivity of policy liabilities to changes in assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to changes in assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous change in the assumption across all business units.

For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting liabilities. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment.

 Manulife Financial Corporation – Third Quarter 2011

Potential impact on net income attributed to shareholders arising from changes in policy liabilities asset related assumptions.

(C $ millions)	Increase (decrease) in after-tax income
As at	September 30, 2011		December 31, 2010
Asset Related Assumptions Updated Periodically in Valuation Basis Changes	increase	decrease	increase	decrease
100 basis point change in ultimate fixed income re-investment rates (a)	$1,700	$(1,900)	$1,500	$(1,900)
100 basis point change in future annual returns for public equities (b)	900	(900)	900	(900)
100 basis point change in future annual returns for other non fixed income assets (c)	4,200	(3,600)	3,100	(2,900)
100 basis point change in equity volatility assumption for stochastic segregated fund modeling (d)	(300)	300	(300)	300

(a)
Current URRs in Canada are 1.60% per annum and 3.70% per annum for short and long-term bonds, respectively, and in the U.S. are 1.10% per annum and 3.90% per annum for short and long-term bonds, respectively.  Since the long-term URRs are based upon a five and ten year rolling average of government bond rates and the URR valuation assumptions are currently higher than the September 30, 2011 government bond rates, continuation of current rates or a further decline could have a material impact on net income.  However, for this sensitivity, we assume the URRs decline with full and immediate effect.

(b)
Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and are 7.6% per annum in Canada, 8.0% per annum in the U.S., 5.2% per annum in Japan and 9.5% per annum in Hong Kong.  These returns are then reduced by margins for adverse deviation to determine net yields used in the valuation.  The amount includes the impact on both segregated fund guarantee reserves and on other policy liabilities.  For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is $700 million (December 31, 2010 – $700 million).  For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is $(700) million (December 31, 2010 – $(800) million).

(c)
Other non-fixed income assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities. The assumed returns on other non-fixed income assets net of provisions for adverse deviation and after taking into account the impact of differential taxation, have a similar impact on policyholder liabilities as the assumptions for public equities.  The increased sensitivity from December 31, 2010 to September 30, 2011 is primarily related to the drop in fixed income rates in the quarter (reducing the rate at which funds can reinvest in) as well as the change in foreign exchange rates in the quarter.

(d)
Volatility assumptions for public equities are based on long-term historic observed experience and are 18.05% per annum in Canada and 16.55% per annum in the U.S. for large cap public equities, and 18.35% per annum in Japan and 34.1% per annum in Hong Kong.

E4	Goodwill impairment testing

As disclosed in our 2010 Annual Report, as a result of the economic conditions and de-risking activities in 2010, the carrying value of goodwill was reduced to its recoverable value for our JH Life, JH Variable Annuities and Canadian Individual Insurance cash generating units.  Going forward, we noted that a further deterioration in economic factors could result in future impairments.

In the fourth quarter of 2011 we will be updating our 2012 business plan including in-force and new business embedded values.  We use these measures in determining the recoverable amount of our businesses in our annual goodwill impairment testing typically completed during the fourth quarter.  While we cannot currently reasonably estimate the impact of these updates, early indications suggest that the current economic environment, including the persistent low interest rates, puts pressure on the recoverable amounts of our life insurance businesses, principally in the U.S. for IFRS goodwill impairment testing purposes. In particular, these updates could result in an impairment of up to US$650 million, the amount of the goodwill allocated to the U.S. Life Insurance business under IFRS. The goodwill impairment testing is expected to be completed during the fourth quarter ending December 31, 2011, with any impairment loss recorded in net income for that period.  If an impairment loss is recorded, it may be material to net income.

In addition, we will be updating our goodwill impairment tests under U.S. GAAP during the fourth quarter. The current economic environment and outlook in the U.S. could put pressure on the $1.4 billion carrying value of goodwill allocated to our U.S. wealth reporting unit under U.S. GAAP.

 Manulife Financial Corporation – Third Quarter 2011

The total carrying value of goodwill as at September 30, 2011 is as follows:

Carrying value of goodwill by Cash Generating Unit (IFRS) and Reporting Unit (U.S. GAAP)(a) (C $ millions)	IFRS	U.S. GAAP
Asia and Japan:		$567
Hong Kong Individual Life and Wealth	$-
Other Asia	134
Japan Insurance, Variable Annuities and Wealth	473
Canadian Insurance:		368
Canadian Individual Life	355
Canadian Affinity Markets	83
Canadian Wealth:
Canadian Wealth (excluding Manulife Bank)	873	881
Manulife Bank	-
Canadian Group Benefits and Savings	702	708
U.S. Insurance:		-
JH Life Insurance	675
JH Long-Term Care	279
U.S. Wealth:		1,358
JH Variable Annuities and Fixed Products	-
JH Mutual Funds and Retirement Plan Services	376
International Group Program Reinsurance	70	59
Corporate and Other	86	68
Total	$4,106	$4,009
(a)	IFRS goodwill is tested for impairment at the Cash Generating Unit level, a more granular level of testing compared to the testing performed under U.S. GAAP at the Reporting Unit level.

E5	Future accounting and reporting changes

There are a number of accounting and reporting changes issued under IFRS including those still under development by the International Accounting Standards Board (“IASB”) that will impact the Company beginning in 2012 and later. A summary of the most recently issued new accounting standards is as follows:

Topic	Effective Date	Measurement / Presentation	Expected impact
Amendments to IFRS 7 “Financial Instruments: Disclosures”	Jan 1, 2012	Disclosure	Not expected to have a significant impact
Amendment to IAS 12 “Income Taxes”	Jan 1, 2012	Measurement	Not expected to have a significant impact
IFRS 10, IFRS 11, IFRS 12 and amendments to IAS 27, and IAS 28 regarding consolidation, disclosures and related matters	Jan 1, 2013	Measurement and Disclosure	Currently assessing
IFRS 13 “Fair Value Measurement”	Jan 1, 2013	Measurement	Currently assessing
Amendments to IAS 1 “Presentation of Financial Statements”	Jan 1, 2013	Presentation	Not expected to have a significant impact
Amendments to IAS 19 “Employee Benefits”	Jan 1, 2013	Measurement	Could have a material adverse effect on the financial statements and regulatory capital at transition and subsequently
IFRS 9 “Financial Instruments”	Jan 1, 2013(a) (Expected to be deferred)	Measurement	Currently assessing

(a)
IFRS 9 is currently effective for annual periods beginning on or after January 1, 2013. The IASB recently issued an exposure draft which, if adopted, will revise the effective date for IFRS 9 to annual periods on or after January 1, 2015.

For additional information please refer to the Second Quarter Report to Shareholders.

 Manulife Financial Corporation – Third Quarter 2011

E6           QUARTERLY FINANCIAL INFORMATION

The following table provides summary information related to our eight most recently completed quarters:

	IFRS							Canadian GAAP
As at and for the three months ended, (Canadian $ in millions, except per share amounts)	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010	Dec 31, 2009
Revenue
Premium income
Life and health insurance	$3,490	$3,452	$3,593	$3,663	$3,568	$3,433	$3,268	$3,575
Annuities and pensions	772	730	927	1,051	1,035	986	1,094	1,156
Total premium income	$4,262	$4,182	$4,520	$4,714	$4,603	$4,419	$4,362	$4,731
Investment income	3,705	2,622	2,044	2,252	3,056	2,089	2,200	2,061
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and deposits(a)	13,483	2,253	(1,264)	(5,196)	4,023	3,707	1,031	(1,441)
Other revenue	2,005	1,708	1,764	1,650	1,565	1,552	1,591	1,620
Total revenue	$23,455	$10,765	$7,064	$3,420	$13,247	$11,767	$9,184	$6,971
Income (loss) before income taxes	$(1,799)	$532	$1,296	$2,174	$(2,598)	$(3,408)	$1,507	$981
Income tax (expense) recovery	615	(37)	(307)	(349)	421	1,001	(274)	(136)
Net income (loss)	$(1,184)	$495	$989	$1,825	$(2,177)	$(2,407)	$1,233	$845
Net income (loss) attributed to shareholders	$(1,277)	$490	$985	$1,796	$(2,249)	$(2,434)	$1,224	$868
Basic earnings (loss) per common share	$(0.73)	$0.26	$0.54	$1.00	$(1.28)	$(1.39)	$0.68	$0.51
Diluted earnings (loss) per common share, excluding convertible instruments	$(0.73)	$0.26	$0.54	$1.00	$(1.28)	$(1.39)	$0.68	N/A
Diluted earnings (loss) per common share	$(0.73)	$0.26	$0.53	$0.96	$(1.28)	$(1.39)	$0.66	$0.51
Segregated funds deposits	$5,109	$5,086	$5,919	$6,025	$5,347	$5,968	$7,204	$7,343
Total assets	$455,076	$427,597	$423,397	$424,767	$438,448	$420,318	$408,786	$205,845
Weighted average common shares (in millions)	1,789	1,783	1,778	1,773	1,767	1,762	1,758	1,669
Diluted weighted average common shares, excluding convertible instruments (in millions)	1,789	1,786	1,781	1,776	1,767	1,762	1,763	N/A
Diluted weighted average common shares (in millions)	1,789	1,871	1,861	1,873	1,767	1,762	1,834	1,673
Dividends per common share	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13
CDN$ to $1US – Balance Sheet	1.0389	0.9643	0.9718	0.9946	1.0298	1.0606	1.0156	1.0466
CDN$ to $1US – Statement of Operations	0.9807	0.9679	0.9855	1.0128	1.0391	1.0276	1.0401	1.0562

(a)
For fixed income assets supporting insurance and investment contract liabilities and for equities supporting pass through products and derivatives related to variable hedging programs, the impact of realized and unrealized (losses) gains on the assets is largely offset in the change in insurance and investment contract liabilities.

E7	Changes in internal control over financial reporting

No changes were made in our internal control over financial reporting during the nine months ended September 30, 2011, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

E8	Audit Committee

As in prior quarters, MFC’s Audit Committee reviewed this MD&A and the unaudited interim financial report and MFC’s Board of Directors approved this MD&A prior to its release.

 Manulife Financial Corporation – Third Quarter 2011

F	OTHER

F1	Quarterly dividend

On November 3, 2011, our Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of MFC, payable on or after December 19, 2011 to shareholders of record at the close of business on November 15, 2011.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after December 19, 2011 to shareholders of record at the close of business on November 15, 2011.

Class A Shares Series 1 – $0.25625 per share

Class A Shares Series 2 – $0.29063 per share

Class A Shares Series 3 – $0.28125 per share

Class A Shares Series 4 – $0.4125 per share

Class 1 Shares Series 1 – $0.35 per share

Class 1 Shares Series 3 – $0.2625 per share

F2	Outstanding shares – selected information

Class A Shares Series 1
As of November 7, 2011, MFC had 14 million Class A Shares Series 1 (“Series 1 Preferred Shares”) outstanding at a price of $25.00 per share, for an aggregate amount of $350 million. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10%. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the number of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares. The prescribed formula is the face amount of the Series 1 Preferred Shares divided by the greater of $2.00 and 95% of the average trading of MFC common shares for the 20 days ending four days prior to the exchange date.

Common Shares
As at November 7, 2011, MFC had 1,794 million common shares outstanding.

F3	Performance and non-GAAP measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited historical financial statements which is prior Canadian GAAP for 2010 and earlier and IFRS for 2011 and beyond. Non-GAAP measures include: Net Income (Loss) Excluding the Direct Impact of Equity Markets and Interest Rates; Net Income in Accordance with U.S. GAAP; Total Equity in Accordance with U.S. GAAP; Diluted Earnings per Share excluding Convertible Instruments; Return on Common Shareholders’ Equity; Constant Currency Basis; Premiums and Deposits; Funds under Management; Capital and Sales. Non-GAAP financial measures are not defined terms under GAAP and, therefore, with the exception of Net Income in Accordance with U.S. GAAP and Total Equity in Accordance with U.S. GAAP (which are comparable to the equivalent measures of issuers whose financial statements are prepared in accordance with U.S. GAAP), are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Net income (loss) excluding the direct impact of equity markets and interest rates is a non-GAAP profitability measure.  It shows what the net income (loss) attributed to shareholders would have been assuming that existing hedges are unchanged and that interest and equity markets performed as assumed in our policy valuation.  The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to the interest rate assumptions.  We also include gains and losses on the sale of AFS bonds as management may have the ability to partially offset the direct impacts of changes in interest rates reported in the liability segments.  We consider the gains or losses on the variable annuity business that is dynamically hedged to be an indirect impact, not a direct impact, of changes in equity markets and interest rates and accordingly, such gains and losses are reflected in this measure.

Net income in accordance with U.S. GAAP is a non-GAAP profitability measure.  It shows what the net income would have been if the Company had applied U.S. GAAP as its primary financial reporting basis.  We consider this to be a relevant profitability measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Total equity in accordance with U.S. GAAP is a non-GAAP measure.  It shows what the total equity would have been if the Company had applied U.S. GAAP as its primary financial reporting basis.  We consider this to be a relevant measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Diluted earnings per share excluding convertible instruments, is a non-GAAP measure.  It shows diluted earnings per share excluding the dilutive effect of convertible instruments.

The following is a reconciliation of the denominator (weighted average number of common shares) in the calculation of basic and diluted earnings per share.

 Manulife Financial Corporation – Third Quarter 2011

	September 30,
For the quarter ended (in millions)	2011	2010
Weighted average number of actual common shares outstanding	1,789	1,767
Dilutive number of shares for stock-based awards	-	-
Weighted average number of common shares used to calculate diluted earnings per share, excluding convertible instruments	1,789	1,767
Dilutive number of shares for convertible instruments	-	-
Weighted average number of common shares used in the diluted earnings per share calculation	1,789	1,767

Return on common shareholders’ equity (“ROE”) is a non-GAAP profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The Company calculates return on common shareholders’ equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income (Loss) (“AOCI”) on AFS securities and cash flow hedges.

Return on common shareholders’ equity	Quarterly results
(C$ millions)	3Q 2011	2Q 2011	3Q 2010
Net income (loss) attributed to common shareholders	$(1,299)	$468	$(2,268)
Opening total equity attributed to common shareholders	$23,201	$22,919	$24,849
Closing total equity attributed to common shareholders	$23,077	$23,201	$21,856
Weighted average total equity available to common shareholders	$23,139	$23,060	$23,352
Opening AOCI on AFS securities and cash flow hedges	$259	$255	$811
Closing AOCI on AFS securities and cash flow hedges	$28	$259	$584
Adjustment for average AOCI	$(143)	$(257)	$(698)
Weighted average total equity attributed to common shareholders excluding average AOCI adjustment	$22,996	$22,803	$22,654

ROE based on weighted average total equity attributed to common shareholders (annualized)	(22.3)%	8.1%	(38.6)%
ROE based on weighted average total equity attributed to common shareholders excluding average AOCI adjustment (annualized)	(22.4)%	8.2%	(39.7)%

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures.  Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the third quarter of 2010.

Premiums and deposits is a non-GAAP measure of top line growth.  The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statement of Income, (ii) premium equivalents for administration only group benefit contracts, (iii) premiums in the Canadian Group Benefits reinsurance ceded agreement, (iv) segregated fund deposits, excluding seed money, (v) mutual fund deposits, (vi) deposits into institutional advisory accounts, and (vii) other deposits in other managed funds.

Premiums and deposits	Quarterly results
(C$ millions)	3Q 2011	2Q 2011	3Q 2010
Premium income	$4,262	$4,182	$4,603
Deposits from policyholders	5,109	5,086	5,347
Premiums and deposits per financial statements	$9,371	$9,268	$9,950
Investment contract deposits	27	41	55
Mutual fund deposits	3,790	4,883	2,928
Institutional advisory account deposits	602	909	350
ASO premium equivalents	666	663	636
Group benefits ceded premiums	931	933	920
Other fund deposits	158	240	112
Total premiums and deposits	$15,545	$16,937	$14,951
Currency impact	554	809	-
Constant currency premiums and deposits	$16,099	$17,746	$14,951

Funds under management is a non-GAAP measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

 Manulife Financial Corporation – Third Quarter 2011

Funds under management	Quarterly results
(C$ millions)	3Q 2011	2Q 2011	3Q 2010
Total invested assets	$225,925	$202,341	$207,373
Total segregated funds net assets	190,336	198,797	200,823
Funds under management per financial statements	$416,261	$401,138	$408,196
Mutual funds	47,743	51,212	39,246
Institutional advisory accounts (excluding segregated funds)	20,699	20,580	20,591
Other funds	7,106	7,744	7,978
Total funds under management	$491,809	$480,674	$476,011
Currency impact	(5,714)	22,259	-
Constant currency funds under management	$486,095	$502,933	$476,011

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of: (i) total equity excluding AOCI on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital	Quarterly results
(C$ millions)	3Q 2011	2Q 2011	3Q 2010
Total equity	$25,343	$25,381	$23,735
Add AOCI loss on cash flow hedges	96	55	89
Add liabilities for preferred shares and capital instruments	3,475	3,439	4,019
Total capital	$28,914	$28,875	$27,843

Sales are measured according to product type;
•
For total individual insurance, sales include 100 per cent of new annualized premiums and 10 per cent of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year.  Sales are reported gross before the impact of reinsurance.  Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.

•
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

•
For individual wealth management contracts, all new deposits are reported as sales. This includes individual annuities, both fixed and variable; variable annuity products; mutual funds; college savings 529 plans; and authorized bank loans and mortgages.

•
For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company. Single premium sales reflect the assets transferred from the previous plan provider. Sales include the impact of the addition of a new division or of a new product to an existing client. Total sales include both new regular and single premiums and deposits.

F4	Caution regarding forward-looking statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document include, but are not limited to, statements with respect to management objectives with respect to hedging equity markets and interest rate risks, potential future changes related to fixed income URR assumptions if current low interest rates persist and the impact of our annual goodwill impairment testing.  The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “expect”, “intend”, “estimate”, “believe”, “plan”, “objective”, “goal”, “continue” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of valuation allowances against future tax assets; the accuracy of estimates relating to long-term morbidity, mortality and policyholder behavior; the accuracy of other estimates used in applying accounting policies and actuarial methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate non-fixed income assets to back our long dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available for sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital

 Manulife Financial Corporation – Third Quarter 2011

management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

 Manulife Financial Corporation – Third Quarter 2011

Consolidated Statements of Financial Position
As at
(Canadian $ in millions, unaudited)	September 30, 2011	December 31, 2010
ASSETS
Cash and short-term securities	$13,804	$11,849
Securities
Bonds	120,172	101,560
Stocks	9,856	10,475
Loans
Mortgages	34,792	32,837
Private placements	20,297	19,577
Policy loans	6,938	6,486
Bank loans	2,295	2,353
Real estate	6,912	6,353
Other invested assets	10,859	9,732
Total invested assets (note 4)	$225,925	$201,222
Other assets
Accrued investment income	$1,840	$1,642
Outstanding premiums	698	671
Derivatives (note 5)	14,410	4,000
Reinsurance assets	9,377	7,832
Deferred tax asset	2,004	1,373
Goodwill and intangible assets	6,088	5,907
Miscellaneous	4,398	3,000
Total other assets	$38,815	$24,425
Segregated funds net assets	$190,336	$199,120
Total assets	$455,076	$424,767
LIABILITIES and EQUITY
Liabilities
Policy liabilities (note 6)
Insurance contract liabilities	$188,929	$158,312
Investment contract liabilities and deposits	2,491	2,990
Bank deposits	18,530	16,300
Derivatives (note 5)	7,267	3,287
Deferred tax liability	791	640
Other liabilities	12,212	9,598
	$230,220	$191,127
Long-term debt (note 9)	5,702	5,841
Liabilities for preferred shares and capital instruments (note 10)	3,475	4,004
Segregated funds net liabilities	190,336	199,120
Total liabilities	$429,733	$400,092
Equity
Issued share capital
Preferred shares (note 11)	$1,618	$1,422
Common shares (note 11)	19,483	19,254
Contributed surplus	240	222
Shareholders’ retained earnings(1)	2,826	3,393
Shareholders’ accumulated other comprehensive income (loss)
On available-for-sale securities	124	333
On cash flow hedges	(96)	(55)
On translation of net foreign operations	500	(464)
Total shareholders’ equity	$24,695	$24,105
Participating policyholders’ equity	249	160
Non-controlling interest in subsidiaries	399	410
Total equity	$25,343	$24,675
Total liabilities and equity	$455,076	$424,767

(1)  Opening retained earnings as at January 1, 2010 have been restated. Refer to note 1(c).

The accompanying notes are an integral part of these consolidated financial statements.

Donald A. Guloien                                                                               Gail Cook-Bennett
President and Chief Executive Officer                                             Chair of the Board of Directors

 Manulife Financial Corporation – Third Quarter 2011

Consolidated Statements of Income (Loss)
For the	three months ended		nine months ended
	September 30		September 30
(Canadian $ in millions except per share amounts, unaudited)	2011	2010	2011	2010
Revenue
Premium income
Gross premiums	$5,814	$6,110	$17,651	$17,825
Premiums ceded to reinsurers	(1,552)	(1,507)	(4,687)	(4,441)
Net premiums	$4,262	$4,603	$12,964	$13,384
Investment income
Investment income	$3,705	$3,056	$8,371	$7,345
Realized and unrealized gains on assets supporting insurance and investment contract liabilities and deposits	13,483	4,023	14,472	8,761
Net investment income	$17,188	$7,079	$22,843	$16,106
Other revenue	$2,005	$1,565	$5,477	$4,708
Total revenue	$23,455	$13,247	$41,284	$34,198
Contract benefits and expenses
To contract holders and beneficiaries
Death, disability and other claims	$2,182	$2,140	$6,989	$6,644
Maturity and surrender benefits	1,339	1,438	4,028	3,742
Annuity payments	860	751	2,362	2,206
Policyholder dividends and experience rating refunds	233	268	778	848
Net transfers (from) to segregated funds	(147)	(58)	(169)	49
Change in insurance contract liabilities	19,697	7,042	23,570	19,111
Change in investment contract liabilities	46	74	29	70
Ceded benefits and expenses	(1,260)	(1,268)	(3,593)	(3,679)
Change in reinsurance assets	(294)	728	(366)	119
Net benefits and claims	$22,656	$11,115	$33,628	$29,110
General expenses	1,006	934	2,927	2,766
Investment expenses	250	238	728	708
Commissions	922	933	2,826	2,820
Interest expense	353	251	961	771
Net premium taxes	67	44	185	192
Goodwill impairment	-	2,330	-	2,330
Total policy benefits and expenses	$25,254	$15,845	$41,255	$38,697
Income (loss) before income taxes	$(1,799)	$(2,598)	$29	$(4,499)
Income tax recovery	615	421	271	1,148
NET INCOME (LOSS)	$(1,184)	$(2,177)	$300	$(3,351)
Net income (loss) attributed to:
Non-controlling interest in subsidiaries	$4	$23	$13	$49
Participating policyholders	89	49	89	59
Shareholders	(1,277)	(2,249)	198	(3,459)
	$(1,184)	$(2,177)	$300	$(3,351)
Net income (loss) attributed to shareholders	$(1,277)	$(2,249)	$198	$(3,459)
Preferred share dividends	(22)	(19)	(64)	(59)
Net income (loss) available to common shareholders	$(1,299)	$(2,268)	$134	$(3,518)

EARNINGS PER SHARE
Weighted average number of common shares outstanding (in millions)	1,789	1,767	1,784	1,762
Weighted average number of diluted common shares outstanding (in millions)	1,789	1,767	1,786	1,762
Basic earnings (loss) per common share	$(0.73)	$(1.28)	$0.08	$(1.99)
Diluted earnings (loss) per common share	$(0.73)	$(1.28)	$0.07	$(1.99)
Dividends per common share	$0.13	$0.13	$0.39	$0.39

The accompanying notes are an integral part of these consolidated financial statements.

 Manulife Financial Corporation – Third Quarter 2011

Consolidated Statements of Comprehensive Income (Loss)
For the	three months ended		nine months ended
	September 30		September 30
(Canadian $ in millions, unaudited)	2011	2010	2011	2010
Net income (loss)	$(1,184)	$(2,177)	$300	$(3,351)
Other comprehensive income (loss), net of tax
Change in unrealized foreign exchange gains (losses) on
Translating foreign operations	$1,695	$(431)	$1080	$(21)
Net investment hedges	(130)	78	(116)	58
Change in unrealized gains (losses) on available-for-sale financial securities
Unrealized gains arising during the period	314	419	313	664
Reclassification of realized (gains) losses and (recoveries) impairments to net income	(504)	(637)	(529)	(651)
Changes in unrealized gains (losses) on derivative instruments designated as cash flow hedges
Unrealized losses arising during the period	(48)	(10)	(53)	(77)
Reclassification of realized losses to net income	2	2	6	7
Share of other comprehensive income (loss) of associates	-	(2)	7	(4)
Other comprehensive income (loss), net of tax	$1,329	$(581)	$708	$(24)
Total comprehensive income (loss)	$145	$(2,758)	$1,008	$(3,375)
Total comprehensive income (loss) attributed to:
Non-controlling interest	$(1)	$22	$7	$45
Participating policyholders	89	49	89	59
Shareholders	57	(2,829)	912	(3,479)

Income Taxes Included in Other Comprehensive Income (Loss)
For the	three months ended		nine months ended
	September 30		September 30
(Canadian $ in millions, unaudited)	2011	2010	2011	2010
Income tax (recovery) expense
Change in unrealized foreign exchange gains (losses) on
Translating foreign operations	$7	$(1)	$4	$(7)
Income tax (recovery) expense on hedges	(43)	53	(41)	55
Change in unrealized gains (losses) on available-for-sale financial securities
Income tax expense from unrealized gains arising during the period	36	110	39	208
Income tax recovery (expense) related to reclassification of realized gains/losses and recoveries/impairments to net income	(127)	(263)	(129)	(264)
Changes in unrealized gains (losses) on derivative instruments designated as cash flow hedges
Income tax expense (recovery) from unrealized losses arising during the period	(16)	(5)	(13)	(38)
Income tax recovery related to reclassification of realized losses to net income	1	2	3	4
Income tax (recovery) expense on share of other comprehensive income (loss) of associates	-	(1)	4	(2)
Total income tax (recovery) expense	$(142)	$(105)	$(133)	$(44)

The accompanying notes are an integral part of these consolidated financial statements.

 Manulife Financial Corporation – Third Quarter 2011

Consolidated Statements of Changes in Equity
For the	nine months ended
	September 30
(Canadian $ in millions, unaudited)	2011	2010
Preferred shares
Balance, beginning of period	$1,422	$1,422
Issued during the period (note 11)	200	-
Issuance costs, net of tax	(4)	-
Balance, end of period	$1,618	$1,422
Common shares
Balance, beginning of period	$19,254	$18,937
Issued on exercise of stock options and deferred share units	2	3
Issued under dividend reinvestment and share purchase plans	227	229
Balance, end of period	$19,483	$19,169
Contributed surplus
Balance, beginning of period	$222	$196
Exercise of stock options and deferred share units	-	1
Stock option expense	18	19
Balance, end of period	$240	$216
Shareholders’ retained earnings (1)
Balance, beginning of period	$3,393	$6,062
Net income (loss) attributed to shareholders	198	(3,459)
Preferred share dividends	(64)	(59)
Common share dividends	(701)	(694)
Balance, end of period	$2,826	$1,850
Shareholders’ accumulated other comprehensive income (loss) (“AOCI”)
Balance, beginning of period	$(186)	$641
Change in unrealized foreign exchange gains/losses of net foreign operations	964	37
Change in unrealized gains/losses on available-for-sale financial securities	(216)	17
Change in unrealized gains/losses on derivative instruments designated as cash flow hedges	(41)	(70)
Share of other comprehensive income (loss) of associates	7	(4)
Balance, end of period	$528	$621

Total shareholders’ equity, end of period	$24,695	$23,278
Participating policyholders’ equity
Balance, beginning of period	$160	$80
Net income attributed to participating policyholders	89	59
Balance, end of period	$249	$139
Non-controlling interest
Balance, beginning of period	$410	$238
Net income attributed to non-controlling interest	13	49
Other comprehensive loss attributed to non-controlling interest	(6)	(4)
Contributions (distributions), net	(18)	35
Balance, end of period	$399	$318
Total equity, end of period	$25,343	$23,735

 (1)  Opening retained earnings as at January 1, 2010 have been restated. Refer to note 1(c).

The accompanying notes are an integral part of these consolidated financial statements

 Manulife Financial Corporation – Third Quarter 2011

Consolidated Statements of Cash Flows
For the	nine months ended
	September 30
(Canadian $ in millions, unaudited)	2011	2010
Operating activities
Net income (loss)	$300	$(3,351)
Adjustments for non-cash items in net income:
Increase in insurance contract liabilities	23,570	19,111
Increase in investment contract liabilities	29	70
Increase in reinsurance assets	(1,186)	(277)
Amortization of premium/discount	12	98
Other amortization	244	231
Net realized and unrealized gains net of impairments	(15,672)	(9,630)
Deferred income tax recovery	(383)	(1,350)
Stock option expense	18	19
Goodwill impairment	-	2,330
Net income adjusted for non-cash items	$6,932	$7,251
Changes in policy related and operating receivables and payables	(683)	1,282
Cash provided by operating activities	$6,249	$8,533
Investing activities
Purchases and mortgage advances	$(62,569)	$(54,136)
Disposals and repayments	56,027	37,955
Changes in investment broker net receivables and payables	1,618	2,072
Cash used in investing activities	$(4,924)	$(14,109)
Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$(173)	$(65)
Issue of long-term debt, net	-	2,024
Repayment of long-term debt	(220)	(1)
Repayment of capital instruments	(550)	-
Net redemption of investment contract liabilities	(629)	(790)
Funds borrowed, net	36	2
Secured borrowings from securitization transactions	-	87
Changes in bank deposits, net	2,089	958
Shareholder dividends paid in cash	(537)	(523)
Contribution from (distribution to) non-controlling interest, net	(18)	35
Common shares issued, net	2	3
Preferred shares issued, net	196	-
Cash provided by financing activities	$196	$1,730
Cash and short-term securities
Increase (decrease) during the period	$1,521	$(3,846)
Effect of exchange rate changes on cash and short-term securities	378	(78)
Balance, beginning of period	11,322	18,280
Balance, end of period	$13,221	$14,356
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$11,849	$18,805
Net payments in transit, included in other liabilities	(527)	(525)
Net cash and short-term securities, beginning of period	$11,322	$18,280
End of period
Gross cash and short-term securities	$13,804	$14,929
Net payments in transit, included in other liabilities	(583)	(573)
Net cash and short-term securities, end of period	$13,221	$14,356
Supplemental disclosures on cash flows from operating activities:
Interest received	$6,532	$5,949
Interest paid	741	571
Taxes paid	164	75

The accompanying notes are an integral part of these consolidated financial statements.

 Manulife Financial Corporation – Third Quarter 2011

Notes to Consolidated Interim Financial Statements

(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)

Note 1 Nature of Operations and Significant Accounting Policies

(a)	Reporting entity

Manulife Financial Corporation (“MFC”) is a publicly traded life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Reassurance Company, Ltd. (“John Hancock”), a Bermuda reinsurance company.  MFC and its subsidiaries (collectively, “Manulife Financial” or the “Company”) provide a wide range of financial products and services, including individual life insurance, group life and health insurance, long-term care insurance, pension products, annuities and mutual funds to individual and group customers in Asia, Canada and the United States. The Company also offers reinsurance services, primarily property and casualty retrocession, and provides investment management services with respect to the Company’s general fund and segregated fund assets and to mutual funds and institutional customers.

(b)	Basis of presentation

MFC is domiciled in Canada and incorporated under the Insurance Companies Act (Canada) (“ICA”).  These Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”) and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”).  None of the accounting requirements of OSFI are exceptions to International Financial Reporting Standards (“IFRS”).

These Consolidated Interim Financial Statements should be read in conjunction with the IFRS transition disclosures included in note 2 of the Company’s 2010 annual financial statements and the additional IFRS disclosures included in notes 15 and 16 of the Company’s Consolidated Interim Financial Statements for the three months ended March 31, 2011.  The Company’s significant accounting policies under IFRS are disclosed in note 1 of the Company’s Consolidated Interim Financial Statements for the three months ended March 31, 2011.

These Consolidated Interim Financial Statements of MFC as at and for the three and nine months ended September 30, 2011 were authorized for issue by the Board of Directors on November 3, 2011.

(c)	Accounting adjustments

During the first quarter of 2011, the Company identified errors originating primarily from periods prior to the merger with John Hancock Financial Services, Inc. in April 2004.  The result of these errors included an understatement of other liabilities of $133.  Because these errors are not material to the consolidated financial statements for prior years, but correcting them in the first quarter would have materially distorted the first quarter result, the Company has corrected the errors by reducing opening shareholders’ retained earnings as at January 1, 2010 by $133.

Note 2 Future Accounting and Reporting Changes

(a)	Amendments to IFRS 7 “Financial Instruments: Disclosures”
The amendments to IFRS 7 “Disclosures – Transfer of Financial Assets”, issued in October 2010, increase the disclosure requirements for transactions involving transfers of financial assets.  These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing involvement in the asset.  The amendments also require disclosures where transfers of financial assets do not occur evenly throughout the period.

The amendments to IFRS 7 are effective for annual periods beginning on or after July 1, 2011.  The Company does not expect that the adoption of these amendments will have a significant impact on its consolidated financial statements.

(b)	Amendment to IAS 12 “Income Taxes”
An amendment to IAS 12 was issued in December 2010 that provides a practical approach to the measurement of deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model under IAS 40 “Investment Property”.  Where entities measure deferred tax liabilities and deferred tax assets using a tax rate and tax base that are consistent with the expected manner of recovery or settlement, the amendment provides a rebuttable presumption for investment property measured using the fair value model that its carrying amount will be recovered through sale.  This amendment is effective for annual periods beginning on or after January 1, 2012.  Earlier application is permitted.  The Company does not expect that the adoption of this amendment will have a significant impact on its consolidated financial statements.

(c)	IFRS 10 “Consolidated Financial Statements”
Amendments to IAS 27 “Separate Financial Statements”
IFRS 11 “Joint Arrangements”
IFRS 12 “Disclosure of Interests in Other Entities”
Amendments to IAS 28 “Investments in Associates and Joint Ventures”

IFRS 10 “Consolidated Financial Statements”, amendments to IAS 27 “Separate Financial Statements”, IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosure of Interests in Other Entities” and amendments to IAS 28 “Investments in Associates and Joint Ventures” were all issued in May 2011 to improve consolidation and joint venture accounting.  Each standard has an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted if the standards are adopted as a group.

 Manulife Financial Corporation – Third Quarter 2011

IFRS 10 replaces the consolidation guidance in IAS 27 “Separate Financial Statements” and SIC-12 “Consolidation - Special Purpose Entities” by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee.  Under IFRS 10, control is based on whether an investor has 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns.  The Company is currently assessing the impact of IFRS 10 on its consolidated financial statements.

IFRS 11 introduces new accounting requirements for joint arrangements, replacing IAS 31 “Interests in Joint Ventures”. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed.  The Company does not expect the adoption of IFRS 11 to have a significant impact on its consolidated financial statements.

IFRS 12 requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders’ involvement in the activities of consolidated entities.  The Company is currently assessing the impact of IFRS 12 on its consolidated financial statements.

IAS 28 is amended for conforming changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12 and the Company does not expect that adoption of these amendments will have a significant impact on its consolidated financial statements.

(d)	IFRS 13 “Fair Value Measurement”
IFRS 13 “Fair Value Measurement” was issued in May 2011 and replaces existing IFRS guidance on fair value measurement with a single standard.  IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements.  IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value.  The standard is effective for annual periods beginning on or after January 1, 2013.  The Company is currently assessing the impact of IFRS 13 on its consolidated financial statements.

(e)	Amendments to IAS 1 “Presentation of Financial Statements”
An amendment to IAS 1 was issued in June 2011 requiring changes to the presentation of items of other comprehensive income.  Under the amendments, presentation of items within other comprehensive income will be separately presented based on whether or not the item will be subsequently reclassified into income.  The amendments are effective for the Company for annual periods beginning on or after January 1, 2013.  The Company does not expect the adoption of these amendments to have a significant impact on its consolidated financial statements.

(f)	Amendments to IAS 19 “Employee Benefits”
The amendments to IAS 19 “Employee Benefits” were issued in June 2011. The amendments require the full funded status of the plan to be reflected in the Consolidated Statements of Financial Position and eliminate the corridor approach for amortization of actuarial gains and losses. This results in actuarial gains and losses being recognized in full in other comprehensive income when they occur and will no longer be recognized in income. Past service costs will be recognized when a plan is amended with no deferral over the vesting period. The net benefit cost for defined benefit plans will be disaggregated into service cost and finance cost components in the Consolidated Statements of Income.  Finance cost will be calculated using interest rates based on high quality corporate bond yields. Further, these amendments include enhanced disclosures about the characteristics of defined benefit plans and the risks to which the entity is exposed through participation in those plans.

The amendments to IAS 19 are effective for fiscal years beginning on or after January 1, 2013. Earlier application is permitted.  At December 31, 2010, the consolidated unrecognized net actuarial loss for the Company’s pension and post-employment benefits was $839 and $25, respectively, which if persisted at the date of adoption would be reflected in equity upon adoption. Depending on market conditions and future regulatory capital requirements, the adoption of these amendments and subsequent changes in actuarial gains and losses could have a material impact on the Company’s consolidated financial statements and regulatory capital both at transition and subsequently.

(g)	IFRS 9 “Financial Instruments”
IFRS 9 “Financial Instruments” issued in November 2009 and amended in October 2010 is the first phase of a three phase project to replace IAS 39 “Financial Instruments: Recognition and Measurement”.  IFRS 9 currently provides that financial assets are measured at either amortized cost or fair value on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.  The classification and measurement for financial liabilities remains generally unchanged, however, revisions have been made in the accounting for changes in fair value of a financial liability attributable to changes in the credit risk of that liability.  The other phases of this project which are currently under development include impairment and hedge accounting.

IFRS 9 is currently effective for annual periods beginning on or after January 1, 2013.  The IASB issued an exposure draft which seeks to revise the effective date for IFRS 9 to annual periods beginning on or after January 1, 2015.  The Company is assessing the full impact of IFRS 9 on its consolidated financial statements in conjunction with the completion of the other phases of this project.

Note 3 Disposition

On July 18, 2011, the Company entered into an agreement with Pacific Life Insurance Company (“Pacific Life”) to sell its life retrocession business. The transaction closed on August 31, 2011. The transaction was structured as reinsurance agreements between Pacific Life and the Company, in which the actuarial liabilities and related operating assets were transferred to Pacific Life. The net cash payment to Pacific Life was $704 in lieu of transferring the invested assets backing the actuarial liabilities. Under the terms of the agreement, the Company transferred the infrastructure (including IT systems and workforce) required to administer the life retrocession business to Pacific Life. The gain on transfer was $303 (net of taxes of $128) recorded in Other revenue in the Company’s Consolidated Statements of Income (Loss).

 Manulife Financial Corporation – Third Quarter 2011

Note 4 Invested Assets

(a)	Carrying values and fair values of invested assets

As at September 30, 2011	Fair-value-through-profit-and-loss	Available- for-sale	Other	Total carrying value	Total fair value
Cash and short-term securities (1)	$547	$9,128	$4,129	$13,804	$13,804
Bonds (2)
Canadian government & agency	10,608	5,299	-	15,907	15,907
U.S. government & agency (3)	19,060	8,927	-	27,987	27,987
Other government & agency	10,082	2,133	-	12,215	12,215
Corporate	52,847	4,896	-	57,743	57,743
Mortgage/asset-backed securities	5,747	573	-	6,320	6,320
Stocks (4)	7,807	2,049	-	9,856	9,856
Loans
Mortgages (5)	-	-	34,792	34,792	36,885
Private placements (6)	-	-	20,297	20,297	22,110
Policy loans (7)	-	-	6,938	6,938	6,938
Bank loans (5)	-	-	2,295	2,295	2,306
Real estate (8)
Own use property	-	-	857	857	1,288
Investment property	6,055	-	-	6,055	6,055
Other invested assets (9)	3,835	115	6,909	10,859	11,160
Total invested assets	$116,588	$33,120	$76,217	$225,925	$230,574

 Manulife Financial Corporation – Third Quarter 2011

As at December 31, 2010	Fair-value-through-profit-and-loss	Available- for-sale	Other	Total carrying value	Total fair value
Cash and short-term securities (1)	$668	$8,827	$2,354	$11,849	$11,849
Bonds (2)
Canadian government & agency	10,044	5,177	-	15,221	15,221
U.S. government & agency (3)	13,109	5,587	-	18,696	18,696
Other government & agency	7,591	1,417	-	9,008	9,008
Corporate	47,648	4,367	-	52,015	52,015
Mortgage/asset-backed securities	5,947	673	-	6,620	6,620
Stocks (4)	8,297	2,178	-	10,475	10,475
Loans
Mortgages (5)	-	-	32,837	32,837	34,375
Private placements (6)	-	-	19,577	19,577	20,838
Policy loans (7)	-	-	6,486	6,486	6,486
Bank loans (5)	-	-	2,353	2,353	2,364
Real estate (8)
Own use property	-	-	822	822	1,207
Investment property	5,531	-	-	5,531	5,531
Other invested assets (9)	3,283	80	6,369	9,732	10,113
Total invested assets	$102,118	$28,306	$70,798	$201,222	$204,798

(1)	Fair values of short-term securities are determined using appropriate prevailing interest rates and credit spreads.

(2)
Fair values for bonds, including corporate, U.S. Treasury and municipal securities, are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). The significant inputs into these models include, but are not limited to, yield curves, credit risks and spreads, measures of volatility and prepayment rates.

(3)	U.S. government & agency bonds include $5,603 of state issued securities (December 31, 2010 – $4,304).

(4)	Fair values for stocks are determined with reference to quoted market prices.

(5)
Fair values of fixed rate mortgages and bank loans are determined by discounting the expected future cash flows at market interest rates for mortgages with similar remaining terms and credit risks. Fair values for the majority of variable rate mortgages and bank loans are assumed to equal their carrying values since there are no fixed spreads. Where a variable rate mortgage has a fixed spread above the benchmark rate, the mortgages are valued using current market spreads for equivalently rated borrowers.

(6)
Fair values of private placements are based on valuation techniques and assumptions which reflect changes in interest rates and changes in the creditworthiness of individual borrowers which have occurred since the investments were originated.  The assumptions are based primarily on market observable data.  Fair values also reflect any applicable provision for credit loan losses.

(7)	Policy loans are carried at amortized cost. As policy loans are fully collateralized by their cash surrender values and can be repaid at any time, their carrying values approximate their fair values.

(8)
Fair values of investment property real estate are determined by external appraisals using a variety of techniques including discounted cash flows, income capitalization approaches and comparable sales analysis. Own use real estate properties are carried on a cost basis with carrying values adjusted for accumulated amortization.   Fair values of timber and agriculture assets are determined by external appraisals using a variety of techniques including discounted cash flows and comparable sales analysis.

(9)
Other invested assets include private equity and fixed income investments held primarily in power and infrastructure, oil and gas, and timber and agriculture sectors.  Fair values of these investments are estimated based on best available information which is generally not market observable. This may include external appraisals, various valuation techniques used by external managers as well as internal valuations using a variety of techniques including discounted cash flows, earnings multiple of comparable companies and comparable sales analysis. Leveraged leases are carried at values taking into account the present value of future cash flows from the net investment.

(b)	Bonds and stocks classified as fair-value-through-profit-and-loss (“FVTPL”)
The FVTPL classification was elected for securities backing insurance and investment contract liabilities in order to substantially reduce an accounting mismatch arising from changes in the value of these assets and changes in the value recorded for the related insurance and investment contract liabilities. There would otherwise be a mismatch if AFS classification was selected because changes in insurance and investment contract liabilities are reflected in net income rather than in other comprehensive income (“OCI”).

Gains (losses) on bonds and stocks classified as FVTPL

	three months ended		nine months ended
	September 30		September 30
For the	2011	2010	2011	2010
Bonds	$6,509	$2,470	$7,142	$5,595
Stocks	(1,110)	689	(1,045)	380
Other invested assets - private stocks	60	51	144	104

 Manulife Financial Corporation – Third Quarter 2011

(c)	Bonds and stocks classified as available-for-sale (“AFS”)

The Company’s investments in bonds and stocks classified as AFS are summarized below:

As at September 30, 2011	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Bonds
Canadian government & agency	$5,375	$190	$(266)	$5,299
U.S. government & agency	8,762	171	(6)	8,927
Other government & agency	2,104	34	(5)	2,133
Corporate	4,726	240	(70)	4,896
Mortgage/asset-backed securities	623	25	(75)	573
Total bonds	$21,590	$660	$(422)	$21,828
Stocks (1)	2,164	78	(193)	2,049
Other invested assets - private stocks	113	11	(9)	115
Total bonds and stocks	$23,867	$749	$(624)	$23,992

As at December 31, 2010
Bonds
Canadian government & agency	$4,974	$263	$(60)	$5,177
U.S. government & agency	5,697	49	(159)	5,587
Other government & agency	1,388	33	(4)	1,417
Corporate	4,199	196	(28)	4,367
Mortgage/asset-backed securities	736	25	(88)	673
Total bonds	$16,994	$566	$(339)	$17,221
Stocks (1)	1,967	255	(44)	2,178
Other invested assets - private stocks	86	-	(6)	80
Total bonds and stocks	$19,047	$821	$(389)	$19,479

(1) The largest single issuer represented 8% (December 31, 2010 – 9%) of the fair value of stocks classified as AFS.

A tax expense of $9 (December 31, 2010 – expense of $97) reduces the pre-tax net unrealized gain of $125 (December 31, 2010 – gain of $432) above to $116 (December 31, 2010 – gain of $335).

Securities that are designated as AFS are not actively traded but sales do occur as circumstances warrant.  Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to income as a realized gain (loss). The table below sets out the movement in unrealized gains (losses) on AFS securities during the year. In determining gains and losses on sale and transfer of AFS assets, cost is determined at the security lot level.

Sales of AFS securities

	three months ended		nine months ended
	September 30		September 30
For the	2011	2010	2011	2010
Sale of bonds
Sale proceeds	$11,779	$8,038	$23,231	$8,467
Gross gains	1,120	1,015	1,453	1,043
Gross losses	(504)	(176)	(828)	(202)
Sale of stocks
Sale proceeds	282	954	1,165	1,527
Gross gains	44	138	148	249
Gross losses	(15)	(69)	(42)	(124)
Sale of other invested assets - private stocks
Sale proceeds	1	-	26	27
Gross gains	1	-	4	4
Gross losses	-	-	(2)	(3)
Sale of short-term securities
Sale proceeds	4,607	3,420	7,819	7,774
Gross gains	-	-	-	-
Gross losses	-	-	-	-

 Manulife Financial Corporation – Third Quarter 2011

Unrealized losses on AFS securities

The Company monitors its portfolio of AFS securities on an ongoing basis to identify impairments based on objective evidence.  Analysis is conducted at the individual security lot level and includes an assessment of a significant or prolonged decline in the fair value of an individual security lot below its cost. The following table presents the Company’s unrealized loss aging for total bonds and stocks classified as AFS, by investment type and length of time the security was in a continuous unrealized loss position.

	Less than 12 months			12 months or more			Total
As at September 30, 2011	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses
Bonds
Canadian government & agency	$3,089	$2,897	$(192)	$512	$438	$(74)	$3,601	$3,335	$(266)
U.S. government & agency	2,194	2,188	(6)	1	1	-	2,195	2,189	(6)
Other government & agency	1,131	1,126	(5)	34	34	-	1,165	1,160	(5)
Corporate	929	892	(37)	262	229	(33)	1,191	1,121	(70)
Mortgage/asset-backed securities	54	52	(2)	232	159	(73)	286	211	(75)
Total bonds	$7,397	$7,155	$(242)	$1,041	$861	$(180)	$8,438	$8,016	$(422)
Stocks	1,426	1,233	(193)	1	1	-	1,427	1,234	(193)
Other invested assets - private stocks	2	2	-	63	54	(9)	65	56	(9)
Total bonds and stocks	$8,825	$8,390	$(435)	$1,105	$916	$(189)	$9,930	$9,306	$(624)

As at December 31, 2010
Bonds
Canadian government & agency	$3,111	$3,057	$(54)	$103	$97	$(6)	$3,214	$3,154	$(60)
U.S. government & agency	3,942	3,783	(159)	-	-	-	3,942	3,783	(159)
Other government & agency	321	317	(4)	11	11	-	332	328	(4)
Corporate	1,020	1,000	(20)	127	119	(8)	1,147	1,119	(28)
Mortgage/asset-backed securities	37	36	(1)	257	170	(87)	294	206	(88)
Total bonds	$8,431	$8,193	$(238)	$498	$397	$(101)	$8,929	$8,590	$(339)
Stocks	415	378	(37)	41	34	(7)	456	412	(44)
Other invested assets - private stocks	78	72	(6)	3	3	-	81	75	(6)
Total bonds and stocks	$8,924	$8,643	$(281)	$542	$434	$(108)	$9,466	$9,077	$(389)
At September 30, 2011, there were 510 (December 31, 2010 – 555) AFS bonds with an aggregate gross unrealized loss of $422 (December 31, 2010 – $339), of which the single largest unrealized loss was $79 (December 31, 2010 – $67). The Company anticipates that these bonds will perform in accordance with their contractual terms and currently has found no objective evidence of impairment.

At September 30, 2011, there were 1,703 (December 31, 2010 – 1,046) publicly traded stocks with an aggregate gross unrealized loss of $193 (December 31, 2010 – $44), of which the single largest unrealized loss was $30 (December 31, 2010 – $3). The Company anticipates that these stocks will recover in value in the near term.

As of September 30, 2011, 75 per cent (December 31, 2010 – 86 per cent) of publicly traded securities in an unrealized loss position were trading at greater than 80 per cent of amortized cost. Based upon the Company’s current evaluation of these securities in accordance with its impairment policy, the Company has found no objective evidence of impairment and the carrying value is appropriate.  For securities listed above as being in an unrealized loss position of 12 months or more, the duration of impairment ranges from 12 to 54 months (December 31, 2010 – 12 to 45 months).

Contractual maturity of AFS bonds

The amortized cost and estimated fair value of AFS bonds by contractual maturity year are shown below.

As at September 30, 2011	Amortized cost	Fair value
Maturity
One year or less	$1,117	$1,120
Over one year through five years	3,216	3,290
Over five years through ten years	4,025	4,189
Over ten years	12,609	12,656
Subtotal	$20,967	$21,255
Asset-backed and mortgage-backed securities	623	573
Total	$21,590	$21,828

Securitized assets, such as asset-backed securities (“ABS”), mortgage-backed securities (“MBS”) and collateralized mortgage obligations (“CMOs”), are not categorized by contractual maturity because estimated maturities may differ from contractual maturities due to security call or prepayment provisions.

 Manulife Financial Corporation – Third Quarter 2011

Note 5 Derivative and Hedging Instruments

Derivatives are financial contracts, the value of which is derived from underlying interest rates, foreign exchange rates, other financial instruments, commodity prices or indices.  The Company uses derivatives including swaps, forwards and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate permissible investments.

Swaps are over-the-counter (“OTC”) contractual agreements between the Company and a third party to exchange a series of cash flows based upon rates applied to a notional amount. For interest rate swaps, counterparties generally exchange fixed or floating interest rate payments based on a notional value in a single currency. Cross currency swaps involve the exchange of principal amounts between parties as well as the exchange of interest payments in one currency for the receipt of interest payments in another currency. Total return swaps are contracts that involve the exchange of payments based on changes in the values of a reference asset, including any returns such as interest earned on these assets, in return for amounts based on reference rates specified in the contract.

Forward and futures agreements are contractual obligations to buy or sell a financial instrument, foreign currency or other underlying commodity on a predetermined future date at a specified price. Forward contracts are OTC contracts negotiated between counterparties, whereas futures agreements are contracts with standard amounts and settlement dates that are traded on regulated exchanges.

Options are contractual agreements whereby the holder has the right, but not the obligation, to buy (call option) or sell (put option) a security, exchange rate, interest rate or other financial instrument at a predetermined price/rate within a specified time.

See Variable annuity guarantee dynamic hedging strategy in note 7 of the 2010 annual consolidated financial statements for an explanation of the Company’s dynamic hedging strategy for its variable annuity product guarantees.

Hedging relationships
The Company uses derivatives for economic hedging purposes. In certain circumstances, these hedges also meet the requirements for hedge accounting. Hedging relationships eligible for hedge accounting are designated as either fair value hedges, cash flow hedges or as net investment hedges, as described below.

Fair value hedges
The Company uses interest rate swaps to manage its exposure to changes in the fair value of fixed rate financial instruments caused by changes in interest rates. The Company also uses cross currency swaps to manage its exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both.

The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges in investment income. These investment gains (losses) are shown in the following table.

Derivatives in fair value hedging relationships For the three months ended September 30, 2011	Hedged items in fair value hedging relationships	Gains (losses) recognized on derivatives	Gains (losses) recognized for hedged items	Ineffectiveness recognized in investment income
Interest rate swaps	Fixed rate assets	$(1,326)	$1,185	$(141)
	Fixed rate liabilities	89	(89)	-
Foreign currency swaps	Fixed rate assets	(5)	8	3
	Floating rate liabilities	(26)	-	(26)
Total		$(1,268)	$1,104	$(164)

For the three months ended September 30, 2010

Interest rate swaps	Fixed rate assets	$(209)	$215	$6
	Fixed rate liabilities	25	(24)	1
Foreign currency swaps	Fixed rate assets	(28)	31	3
	Floating rate liabilities	(1)	1	-
Total		$(213)	$223	$10

 Manulife Financial Corporation – Third Quarter 2011

For the nine months ended September 30, 2011	Hedged items in fair value hedging relationships	Gains (losses) recognized on derivatives	Gains (losses) recognized for hedged items	Ineffectiveness recognized in investment income
Interest rate swaps	Fixed rate assets	$(1,386)	$1,248	$(138)
	Fixed rate liabilities	105	(104)	1
Foreign currency swaps	Fixed rate assets	(4)	8	4
	Floating rate liabilities	(10)	1	(9)
Total		$(1,295)	$1,153	$(142)

For the nine months ended September 30, 2010

Interest rate swaps	Fixed rate assets	$(361)	$350	$(11)
	Fixed rate liabilities	33	(32)	1
Foreign currency swaps	Fixed rate assets	(54)	79	25
	Floating rate liabilities	(1)	(8)	(9)
Total		$(383)	$389	$6

Cash flow hedges
The Company uses interest rate swaps to hedge the variability in cash flows from variable rate financial instruments and forecasted transactions. The Company also uses cross currency swaps and foreign currency forward contracts to hedge the variability from foreign currency financial instruments and foreign currency expenses.

The effects of derivatives in cash flow hedging relationships on the Consolidated Statements of Income (Loss) and the Consolidated Statements of Changes in Equity are shown in the following table.

Derivatives in cash flow hedging relationships For the three months ended September 30, 2011	Hedged items in cash flow hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Interest rate swaps	Forecasted liabilities	$(22)	$(3)	$-
Foreign currency swaps	Fixed rate assets	-	-	1
	Floating rate liabilities	-	-	-
Foreign currency forwards	Forecasted expenses	(12)	-	-
Total return swaps	Stock-based compensation	(23)	-	-
Total		$(57)	$(3)	$1

For the three months ended September 30, 2010

Interest rate swaps	Forecasted liabilities	$(5)	$(3)	$-
Foreign currency swaps	Fixed rate assets	(2)	-	-
	Floating rate liabilities	-	-	-
Foreign currency forwards	Forecasted expenses	(1)	-	-
Total return swaps	Stock-based compensation	(7)	-	-
Total		$(15)	$(3)	$-

For the nine months ended September 30, 2011
Interest rate swaps	Forecasted liabilities	$(17)	$(9)	$-
Foreign currency swaps	Fixed rate assets	(1)	-	1
	Floating rate liabilities	-	-	-
Foreign currency forwards	Forecasted expenses	(25)	-	-
Total return swaps	Stock-based compensation	(25)	-	-
Total		$(68)	$(9)	$1

For the nine months ended September 30, 2010
Interest rate swaps	Forecasted liabilities	$(68)	$(10)	$-
Foreign currency swaps	Fixed rate assets	3	-	-
	Floating rate liabilities	-	-	-
Foreign currency forwards	Forecasted expenses	(14)	-	-
Total return swaps	Stock-based compensation	(27)	-	-
Total		$(106)	$(10)	$-

The Company anticipates that net losses of approximately $13 will be reclassified from AOCI to earnings within the next twelve months. The maximum time frame for which variable cash flows are hedged is 29 years.

Hedges of net investments in  foreign operations
The Company primarily uses forward currency contracts, cross currency swaps and non-functional currency denominated debt to manage its foreign currency exposures to net investments in foreign operations.

 Manulife Financial Corporation – Third Quarter 2011

The effects of hedging instruments in net investment hedging relationships on the Consolidated Statements of Income (Loss) and the Consolidated Statements of Changes in Equity are shown in the following tables.

Hedging instruments in net investment hedging relationships For the three months ended September 30, 2011	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Currency swaps	$(149)	$-	$-
Foreign currency forwards	-	-	-
Non-functional currency denominated debt	(82)	-	-
Total	$(231)	$-	$-

For the three months ended September 30, 2010
Currency swaps	$43	$-	$-
Foreign currency forwards	136	-	-
Total	$179	$-	$-

For the nine months ended September 30, 2011
Currency swaps	$(138)	$-	$-
Foreign currency forwards	-	-	-
Non-functional currency denominated debt	(49)	-	-
Total	$(187)	$-	$-

For the nine months ended September 30, 2010
Currency swaps	$20	$-	$-
Foreign currency forwards	119	-	-
Total	$139	$-	$-

Derivatives not designated as hedging instruments
Derivatives used in portfolios supporting insurance contract liabilities are generally not designated as hedging instruments because the change in the value of the insurance contract liabilities hedged items in these portfolios is recorded through net  income. Given the changes in fair value of these derivatives and related hedge risks are recognized in investment income as they occur, they generally offset with the change in hedged risk to the extent the hedges are effective. Interest rate and cross currency swaps are used in the portfolios supporting insurance contract liabilities to manage duration and currency risks.

The effects of derivatives in non-hedging relationships on the Consolidated Statements of Income (Loss) are shown in the following table.

	three months ended		nine months ended
	September 30		September 30
For the	2011	2010	2011	2010
Non-hedging relationships
Investment income (loss)
Interest rate swaps	$7,296	$1,361	$7,724	$3,339
Stock futures	1,784	(625)	1,316	(384)
Currency futures	67	(29)	-	4
Interest rate futures	(245)	(76)	(300)	(166)
Interest rate options	(1)	-	(1)	(1)
Total return swaps	(24)	4	(26)	(2)
Foreign currency swaps	(226)	32	(224)	(168)
Foreign currency forwards	(34)	6	(22)	23
Total investment income from derivatives in non-hedging relationships	$8,617	$673	$8,467	$2,645

Fair value of derivatives
The pricing models used to value OTC derivatives are based on market standard valuation methodologies and the inputs to these models are consistent with what a market participant would use when pricing the instruments.  Derivative valuations can be affected by changes in interest rates, currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract) and volatility. The significant inputs to the pricing models for most OTC derivatives are inputs that are observable or can be corroborated by observable market data. Inputs that are observable generally include: interest rates, foreign currency exchange rates and interest rate curves.  However, certain OTC derivatives may rely on inputs that are significant to the fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Inputs that are unobservable generally include: broker quotes, volatilities and inputs that are outside of the observable portion of the interest rate curve or other relevant market measures. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what market participants would use when pricing such instruments. The Company's use of unobservable inputs is limited and the impact on derivative fair values does not represent a material amount as evidenced by the limited amount of Level 3 derivatives in note 8. The credit risk of both the counterparty and the Company are considered in determining the fair value for all OTC derivatives after taking into account the effects of netting agreements and collateral arrangements.

 Manulife Financial Corporation – Third Quarter 2011

The fair value of derivative instruments is summarized by term to maturity in the following tables.  Fair values shown do not incorporate the impact of master netting agreements (see note 7).

Term to maturity	Less than	1 to 3	3 to 5	Over 5
As at September 30, 2011	1 year	years	years	years	Total
Derivative assets	$85	$177	$373	$13,775	$14,410
Derivative liabilities	141	269	525	6,332	7,267

As at December 31, 2010
Derivative assets	$153	$179	$182	$3,486	$4,000
Derivative liabilities	97	366	302	2,522	3,287

The gross notional amount and the fair value of derivative contracts by the underlying risk exposure for all derivatives in hedging and non-hedging relationships are summarized in the following table.

As at	September 30, 2011				December 31, 2010
			Fair value				Fair value
Type of hedge / Instrument type	Notional amount		Assets	Liabilities	Notional amount		Assets	Liabilities
Qualifying hedging relationships
Fair value hedges:
Interest rate swaps	$8,205		$159	$1,573	$2,903	$-	$58	$223
Foreign currency swaps	473		38	24	472	-	53	19
Forward contracts	-		-	-	148		-	-
Cash flow hedges:
Interest rate swaps	97		-	11	352	-	3	-
Foreign currency swaps	8		-	-	13	-	1	-
Forward contracts	239		6	2	139	-	29	-
Equity contracts	65		-	13	116	-	5	3
Net investment hedges:
Foreign currency swaps	810		178	255	972	-	82	76
Forward contracts	-		-	-	202	-	3	4
Total derivatives in hedging relationships	$9,897	$-	$381	$1,878	$5,317	$-	$234	$325
Non-hedging relationships
Interest rate swaps	$114,124		$13,555	$4,734	$81,533	$-	$3,233	$2,505
Interest rate futures	9,059		-	-	2,596	-	-	-
Interest rate options	209		-	-	180	-	-	-
Foreign currency swaps	6,375		467	627	7,037	-	516	451
Currency rate futures	5,819		-	-	3,643		-	-
Forward contracts	596		7	9	580	-	7	4
Equity contracts	196		-	19	146	-	10	2
Equity futures	16,281		-	-	9,714		-	-
Total derivatives in non-hedging relationships	$152,659		$14,029	$5,389	$105,429	$-	$3,766	$2,962
Total derivatives	$162,556	$-	$14,410	$7,267	$110,746	$-	$4,000	$3,287

 Manulife Financial Corporation – Third Quarter 2011

Note 6 Policy Liabilities

The Company examines the assumptions used in determining policy liabilities on an ongoing basis to ensure they appropriately reflect emerging experience and changes in risk profile. Changes to methods and assumptions used in determining policy liabilities will result in a change to projected value of policy cash flows and, therefore, to policy liabilities. The net impact of changes in assumptions and model enhancements was an increase in policy liabilities of $815 for the three months ended September 30, 2011 (2010 – $2,832). Net of the impacts on participating surplus and minority interests, shareholders’ pre-tax income decreased by $963 (2010 – $2,901). These pre-tax amounts are reported in the Corporate and Other segment.

The $815 impact on policy liabilities for changes in assumptions and model enhancements in the third quarter of 2011 included increases for policyholder behaviour assumptions, investment returns, expenses and refinements in modeling of liability cash flows and net decreases in policy liabilities for mortality.  Policy liabilities increased $754 for updates to older age U.S. Life mortality, offset by $1,180 for updates to other mortality assumptions and for the implementation of mortality and morbidity improvement assumptions in actuarial liabilities for non annuity business.  Policy liabilities increased $548 for updates to policyholder behaviour assumptions on variable annuity and segregated fund guarantee products as well as updated lapse rates and premium persistency assumptions for several insurance businesses. Policy liabilities increased by $445 for updates to investment return assumptions, most notably for updates to interest rates used in the commutation of guaranteed minimum withdrawal benefit business in Canada and updates to certain non-fixed income assumptions (including future non-fixed income acquisitions).  Policy liabilities were increased by $155 for updates to expenses, mainly related to U.S. Life maintenance expenses and updated modeling for  the anticipated costs of letters of credit.  A number of offsetting modeling items resulted in a reserve increase of $93 and included reserve increases for updates to the modeling of certain payout annuities and refinements to the modeling of guaranteed minimum withdrawal benefit amounts, with an offset for the impact of a system conversion in the U.S.

In the second quarter of 2011, the change in methods and assumptions increased policy liabilities by $601. Of this amount, $552 was related to the annual updates for the ultimate reinvestment rates (“URR”) used in the valuation of policy liabilities. The balance was due to various refinements of methods and models that are used to project future policy cash flows across several business units.

In the first quarter of 2011, the change in methods and assumptions increased policy liabilities by $105. This was related mainly to refinements of methods and models that are used to project future policy cash flows across several business units. Of the $105, $36 related to a refinement in the calculation of an embedded derivative.

The $2,832 impact on policy liabilities for changes in assumptions and model enhancements in the third quarter of 2010 included increases for mortality/morbidity, policyholder behaviour assumptions, investment returns and refinements in modeling of liability cash flows and decreases in policy liabilities for expenses.  Policy liabilities increased by $903 for changes to mortality/morbidity assumptions, driven by morbidity increases in the Long-Term Care business that were partially offset by mortality updates in Canadian Individual Insurance.  Policy liabilities increased $648 for updates to policyholder behaviour assumptions, most significantly for policyholder behaviour assumptions on variable annuity and segregated fund guarantee products, and in Canadian Individual Insurance for renewable term business.  Policy liabilities increased $1,412 for updating volatility and mean return assumptions for variable annuity business and from reductions in the ultimate re-investment rates and for spread assumptions on corporate bonds.  Policy liabilities were reduced by $116 from updates to investment and policy maintenance expenses.  A number of business specific modeling refinements were made to improve the projection of the future cash flows on in-force business, resulting in a net decrease in policy liabilities of $10.  Included in these were refinements to modeling of liability cash flows offset by model refinements for the calculation of future tax provisions for asset timing differences in the U.S.

Note 7 Risk Management

Sensitivities and risk exposure measures

Caution related to sensitivities: In these Consolidated Interim Financial Statements, the Company has provided sensitivities and risk exposure measures for certain risks.  These include the sensitivity due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity assumed in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged.  Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when there is more than one change, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of its internal models.  For these reasons, these sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below.  Given the nature of these calculations, the Company cannot provide assurance that the actual impact on net income attributed to shareholders will be as indicated.

Variable annuity and segregated fund guarantees
The table below provides information related to the Company’s variable annuities and segregated funds products with guarantees. Under IFRS, the guarantees associated with these products are considered to be embedded derivatives. However, as these guarantees either contain significant insurance risk and/or are closely related to the host contract, the embedded derivatives are not required to be accounted for separately at fair value in the Company’s consolidated financial statements. Variable annuity and segregated fund guarantees make up the most material portion of the embedded derivatives exempt from separate measurement at fair value.

Variable annuity products with Guaranteed Minimum Death Benefit (“GMDB”) features guarantee the contract holder a minimum payment on death of, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals; (b) the total deposits made to the contract adjusted for any partial withdrawals plus a minimum return; or (c) the highest contract fund value on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

 Manulife Financial Corporation – Third Quarter 2011

Variable annuity products with Guaranteed Minimum Accumulation Benefit (“GMAB”) features guarantee the contract holder a minimum payment at the end of a specified term of either, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals; or (b) the highest contract fund valued on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

Variable annuity products with Guaranteed Minimum Income Benefit (“GMIB”) features provide a guaranteed minimum lifetime annuity, which may be elected by the contract holder after a stipulated waiting period (seven to 15 years). The Company ceased selling products with this guarantee in 2004.

Variable annuity products with Guaranteed Minimum Withdrawal Benefit (“GMWB”) features provide contract holders a minimum annual withdrawal amount over a specified time period or in some cases for as long as they live or as long as either they or their spouse lives, of a specified percentage of a benefit base, equaling total deposits adjusted for prior withdrawals in excess of specified allowed amounts. In some cases, depending on contract features, the benefit base may be increased at specified dates either (a) to the contract fund value if higher, or (b) by specified amounts in the case no withdrawals are made by the contract holder.

Variable annuity and segregated fund guarantees

As at	September 30, 2011			December 31, 2010
	Guarantee value	Fund value	Amount at risk (4)	Guarantee value	Fund value	Amount at risk (4)
Guaranteed minimum income benefit(1)	$7,866	$5,346	$2,522	$8,202	$6,359	$1,856
Guaranteed minimum withdrawal benefit	66,394	55,229	11,429	62,382	57,331	6,391
Guaranteed minimum accumulation benefit	24,123	23,166	3,095	23,902	25,152	1,980
Gross living benefits(2)	$98,383	$83,741	$17,046	$94,486	$88,842	$10,227
Gross death benefits(3)	15,880	11,495	3,958	16,279	12,736	2,813
Total gross of reinsurance and hedging	$114,263	$95,236	$21,004	$110,765	$101,578	$13,040
Living benefits reinsured	$6,787	$4,600	$2,187	$7,108	$5,506	$1,611
Death benefits reinsured	4,610	3,441	1,351	4,924	4,070	1,052
Total reinsured	$11,397	$8,041	$3,538	$12,032	$9,576	$2,663
Total, net of reinsurance	$102,866	$87,195	$17,466	$98,733	$92,002	$10,377
Living benefits dynamically hedged	$55,312	$49,179	$7,469	$44,606	$44,827	$2,685
Death benefits dynamically hedged	5,267	3,386	982	4,685	3,032	424
Total dynamically hedged	$60,579	$52,565	$8,451	$49,291	$47,859	$3,109
Living benefits retained	36,284	29,962	7,390	42,772	38,509	5,931
Death benefits retained	6,003	4,668	1,625	6,670	5,634	1,337
Total, net of reinsurance and dynamic hedging	$42,287	$34,630	$9,015	$49,442	$44,143	$7,268

(1)	Contracts with guaranteed long-term care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (3).
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For GMDB, the net amount at risk is defined as the current GMDB in excess of the current account balance.  For GMIB, the net amount at risk is defined as the excess of the current annuitization income base over the current account value.  For all guarantees, the net amount at risk is floored at zero at the single contract level.

Publicly traded equity performance risk – risk exposure measures

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of insurance and investment contract liabilities, including embedded derivatives.  The potential impact is shown before and after taking into account the impact of the change in markets on the hedge assets.  While the Company cannot reliably estimate the amount of the change in dynamically hedged variable annuity liabilities that will not be offset by the profit or loss on the dynamic hedge assets, the Company makes certain assumptions for the purposes of estimating the impact on shareholders’ net income. The Company assumes that for a 10, 20 and 30 per cent decrease in the market value of equities, the profit from the hedge assets offsets 80, 75 and 70 per cent, respectively, of the loss arising from the change in the liabilities associated with the guarantees dynamically hedged. For a 10, 20 and 30 per cent increase in the market value of equities, the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity liabilities, respectively.

 Manulife Financial Corporation – Third Quarter 2011

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at September 30, 2011	-30%	-20%	-10%	10%	20%	30%
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(2)	$(2,290)	$(1,450)	$(680)	$600	$1,100	$1,500
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(3)	(950)	(500)	(190)	(150)	(340)	(550)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(2),(3)	$(3,240)	$(1,950)	$(870)	$450	$760	$950

As at December 31, 2010
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities (2)	$(2,430)	$(1,470)	$(660)	$520	$920	$1,040
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(3)	(500)	(240)	(80)	(60)	(110)	(170)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(2),(3)	$(2,930)	$(1,710)	$(740)	$460	$810	$870

(1)	See “Caution related to sensitivities” above.
(2)
The impact for component related to general fund equities is calculated at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank of Canada. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(3)
For a 10, 20 and 30 per cent market decrease, the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities associated with insurance contracts, respectively. For a 10, 20 and 30 per cent market increase, the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively. For presentation purposes, numbers are rounded.

Interest rate risk – risk exposure measures
The following table shows the potential impact on net income attributed to shareholders of a change of one per cent, in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates, relative to the rates assumed in the valuation of insurance and investment contract liabilities, including embedded derivatives. The Company assumes no change to the URR.

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of insurance and investment contract liabilities, including embedded derivatives(1),(2)

	As at September 30, 2011				As at December 31, 2010
	-100	bp	+100	bp	-100	bp	+100	bp
General fund products(3)	$(400)		$400		$(1,400)		$1,200
Variable annuity guarantees(4)	(600)		400		(400)		300
Total	$(1,000)		$800		$(1,800)		$1,500

(1)	See ”Caution related to sensitivities” above.
(2)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business and investment market and activities during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(3)	The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.
(4)	For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

The decline in exposures was primarily driven by the actions to extend the duration of the Company’s fixed income investments supporting insurance contract liabilities.

The potential impact on annual net income attributed to shareholders provided in the table above does not include any impact arising from the sale of fixed income assets held in the Company’s surplus segment.  Changes in the market value of these assets may provide a natural economic offset to the interest rate risk arising from the Company’s product liabilities.  In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income unrealized gains or losses.

Reserves are determined by testing a range of future interest rate scenarios, including those prescribed by actuarial standards of practice.  These future scenarios are derived from interest rates and spreads at the end of the quarter.  The scenario that produces the highest reserve requirement determines the reserve held at the end of the quarter and is called the booking scenario.  Following changes in interest rates and corporate spreads during the third quarter, should interest rates and spreads further decline in parallel and by the amounts indicated, the future interest rate scenario that would produce

 Manulife Financial Corporation – Third Quarter 2011

the highest reserve, or booking scenario, could change in some jurisdictions to a scenario where then current interest rates, spreads and investment in corporate bonds prevail for the lifetime of the business.  This compares to the Company’s current booking scenario which begins with current rates grading to a URR with corporate bond spreads that grade to an expected long-term level over five years and a linear reduction in future investment in corporate bonds to zero over 20 years.
The impact of the change in the booking scenario, should interest rates and spreads decline in parallel and by the amounts indicated, is incorporated into the earnings sensitivities shown above.  For this reason, the impact of changes less than the amounts indicated are unlikely to be linear relative to this estimate.  The change in booking scenario added approximately $400 to the impact of a 100 basis point decline in interest rates and $300 to the impact of a 50 basis point reduction in corporate spreads.  Actual results in the future will be affected by a wide variety of factors and no simple formula can accurately predict the potential impact.

Credit risk

Credit quality
For mortgages and private placements, the Company evaluates credit quality through regular monitoring of credit related exposures, considering both qualitative and quantitative factors in assigning an internal risk rating.  These ratings are updated at least annually.

A write-off is recorded when internal risk ratings indicate that a loss represents the most likely outcome.  The assets are designated as non-accrual and an allowance is established based on an analysis of the security and repayment sources.

The following table summarizes the recorded investment by credit quality indicator:

As at September 30, 2011	AAA	AA	A	BBB	BB	B & lower	Total
Loans (excluding Manulife Bank of Canada)
Private placements	$512	$2,239	$5,962	$9,214	$1,220	$1,150	$20,297
Mortgages	2,309	1,694	3,707	12,982	806	348	21,846
Total	$2,821	$3,933	$9,669	$22,196	$2,026	$1,498	$42,143

As at December 31, 2010
Loans (excluding Manulife Bank of Canada)
Private placements	$422	$2,150	$5,653	$9,099	$1,002	$1,251	$19,577
Mortgages	2,454	1,736	3,229	12,762	810	359	21,350
Total	$2,876	$3,886	$8,882	$21,861	$1,812	$1,610	$40,927

For loans and mortgages held by Manulife Bank of Canada, the Company assigns an internal risk rating ranging from “1 – little or no risk” to “8 – doubtful”.  The internal risk ratings are updated at least annually and reflect the credit quality of the lending asset including such factors as original credit score and product characteristics.

Full or partial write-offs of loans are recorded when management believes there is no realistic prospect of full recovery.  Write-offs, net of recoveries, are deducted from the allowance for credit losses.  All impairments are captured in the allowance for credit losses.

The following table summarizes the recorded investment for Manulife Bank of Canada by credit quality indicator:

As at September 30, 2011	1	2	3	4 & lower	Total
Mortgages	$-	$9,834	$3,112	$-	$12,946
Bank loans	-	418	1,845	32	2,295
Total	$-	$10,252	$4,957	$32	$15,241

As at December 31, 2010
Mortgages	$-	$9,621	$1,866	$-	$11,487
Bank loans	1	438	1,888	26	2,353
Total	$1	$10,059	$3,754	$26	$13,840

Past due or credit impaired financial assets
The Company provides for credit risk by establishing allowances against the carrying value of impaired loans. Impairment losses on AFS and FVTPL bonds are recognized in income on an individual basis when there is objective evidence of impairment. Impairment is considered to have occurred when it is deemed probable that the Company will not be able to collect all amounts due according to contractual terms of the bond.

 Manulife Financial Corporation – Third Quarter 2011

The following table summarizes the carrying value or impaired value, in the case of impaired securities, of the Company’s financial assets that are considered past due or impaired:

	Past due but not impaired
As at September 30, 2011	Less than 90 days	90 days and greater	Total past due but not impaired	Total impaired
Bonds
FVTPL	$-	$-	$-	$152
AFS	45	-	45	39
Loans
Private placements	61	-	61	151
Mortgages and bank loans	134	36	170	118
Other financial assets	31	33	64	2
Total	$271	$69	$340	$462

As at December 31, 2010
Bonds
FVTPL	$1	$3	$4	$152
AFS	-	-	-	34
Loans
Private placements	304	-	304	265
Mortgages and bank loans	53	64	117	83
Other financial assets	16	24	40	2
Total	$374	$91	$465	$536

The following table summarizes the Company’s loans that are considered impaired:

Impaired loans As at and for the nine months ended September 30, 2011	Recorded investment (1)	Unpaid principal balance	Related allowance	Average recorded investment (1)	Interest income recognized
Private placements	$195	$260	$44	$283	$-
Mortgages and bank loans	175	185	57	157	-
Total	$370	$445	$101	$440	$-

As at and for the year ended December 31, 2010
Private placements	$349	$421	$84	$445	$-
Mortgages and bank loans	117	124	34	186	-
Total	$466	$545	$118	$631	$-

(1)   Recorded investment is the carrying amount of the investment after any direct write-offs, but before deducting any related allowances for impairment.

Allowance for loan losses

For the three months ended September 30,			2011			2010
	Mortgages and bank loans	Private placements	Total	Mortgages and bank loans	Private placements	Total
Balance, July 1	$50	$49	$99	$55	$95	$150
Provisions	9	6	15	17	14	31
Recoveries	(5)	(18)	(23)	(3)	(10)	(13)
Write-offs (1)	3	7	10	(6)	(1)	(7)
Balance, September 30	$57	$44	$101	$63	$98	$161

For the nine months ended September 30,			2011			2010
	Mortgages and bank loans	Private placements	Total	Mortgages and bank loans	Private placements	Total
Balance, January 1	$34	$84	$118	$55	$128	$183
Provisions	38	11	49	36	48	84
Recoveries	(19)	(33)	(52)	(6)	(16)	(22)
Write-offs (1)	4	(18)	(14)	(22)	(62)	(84)
Balance, September 30	$57	$44	$101	$63	$98	$161

(1) Includes disposals and impact of currency translation.

 Manulife Financial Corporation – Third Quarter 2011

Securities lending, repurchase and reverse repurchase transactions

The Company engages in securities lending to generate fee income. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned to the Company.  The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the underlying loaned securities fluctuates. As at September 30, 2011, the Company had loaned securities (which are included in invested assets) with a market value of $1,554 (December 31, 2010 – $1,650). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

The Company engages in repurchase and reverse repurchase transactions to generate fee income and to take possession of securities to cover short positions in similar instruments.  As at September 30, 2011, the Company had engaged in reverse repurchase transactions of $471 (December 31, 2010 – $578) which are recorded as a short-term receivable.  There were outstanding repurchase agreements of $416 as at September 30, 2011 (December 31, 2010 – $461).

Derivatives
The Company’s exposure to loss on derivatives is limited to the amount of any net gains that may have accrued with a particular counterparty.  Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position (excluding any offsetting contracts in a negative position). The Company seeks to limit the risk of credit losses from derivative counterparties by: establishing a minimum acceptable counterparty credit rating of A- from external rating agencies; entering into master netting arrangements; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.  All contracts are held with counterparties rated A- or higher.  As at September 30, 2011, the percentage of the Company’s derivative exposure which were with counterparties rated AA- or higher amounted to 35 per cent (December 31, 2010 – 33 per cent). The largest single counterparty exposure as at September 30, 2011 was $2,946 (December 31, 2010 – $954).  The Company’s net exposure to credit risk was mitigated by $7,799 fair value of collateral held as security as at September 30, 2011 (December 31, 2010 – $1,226).  In accordance with customary terms of Credit Support Annex agreements, the Company is permitted to sell or repledge collateral held.

As at September 30, 2011, the maximum exposure to credit risk related to derivatives after taking into account netting agreements and without taking into account the fair value of any collateral held was $8,403 (December 31, 2010 – $1,446).  Without master netting agreements, maximum exposure to credit risk would have been $14,813 (December 31, 2010 – $4,195).

Note 8 Fair Value of Financial Instruments

Financial instruments measured at fair value on the Consolidated Statements of Financial Position
The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques for determining the fair value of the financial instrument. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined in the notes to the Consolidated Financial Statements in the Company’s 2010 Annual Report.

 Manulife Financial Corporation – Third Quarter 2011

The following tables present the Company’s financial assets and liabilities that are carried at fair value, categorized by level under the fair value hierarchy:

Fair value of financial instruments
As at September 30, 2011	Total fair value	Level 1	Level 2	Level 3
ASSETS
Cash and short-term securities
FVTPL	$547	$-	$547	$-
AFS	9,128	-	9,128	-
Other	4,129	4,129	-	-
Bonds
FVTPL
Canadian government & agency	10,608	-	10,394	214
U.S. government & agency	19,060	-	18,824	236
Other government & agency	10,082	-	9,390	692
Corporate	52,847	-	50,827	2,020
Residential mortgage/asset-
backed securities	337	-	19	318
Commercial mortgage/asset-
backed securities	3,617	-	3,279	338
Other securitized assets	1,793	-	1,640	153
AFS
Canadian government & agency	5,299	-	4,951	348
U.S. government & agency	8,927	-	8,921	6
Other government & agency	2,133	-	2,066	67
Corporate	4,896	-	4,587	309
Residential mortgage/asset-
backed securities	101	-	14	87
Commercial mortgage/asset-
backed securities	277	-	226	51
Other securitized assets	195	-	150	45
Stocks
FVTPL	7,807	7,806	1	-
AFS	2,049	2,049	-	-
Other invested assets (1)
Private stocks FVTPL	3,835	1	-	3,834
Private stocks AFS	115	-	-	115
Derivative assets
Interest rate contracts	13,714	-	13,397	317
Foreign exchange contracts	696	-	694	2
Equity contracts	-	-	-	-
Segregated funds net assets (2)	190,336	185,683	2,459	2,194
Total assets carried at fair value	$352,528	$199,668	$141,514	$11,346
LIABILITIES
Derivative liabilities
Interest rate contracts	$6,318	$-	$6,132	$186
Foreign exchange contracts	917	-	897	20
Equity contracts	32	-	-	32
Total liabilities carried at fair value	$7,267	$-	$7,029	$238

(1)	Only private stocks that are carried at fair value are included.
(2)
Segregated funds net assets are recorded at fair value. Investment performance related to segregated funds net assets is fully offset by corresponding amounts credited to contract holders whose interest in the segregated funds net assets is recorded by the Company as segregated funds net liabilities.

 Manulife Financial Corporation – Third Quarter 2011

Fair value of financial instruments
As at December 31, 2010	Total fair value	Level 1	Level 2	Level 3
ASSETS
Cash and short-term securities
FVTPL	$668	$-	$668	$-
AFS	8,827	-	8,827	-
Other	2,354	2,354	-	-
Bonds
FVTPL
Canadian government & agency	10,044	-	9,884	160
U.S. government & agency	13,109	-	12,945	164
Other government & agency	7,591	-	6,994	597
Corporate	47,648	-	45,943	1,705
Residential mortgage/asset-
backed securities	384	-	24	360
Commercial mortgage/asset-
backed securities	4,127	-	3,697	430
Other securitized assets	1,436	-	1,276	160
AFS
Canadian government & agency	5,177	-	5,143	34
U.S. government & agency	5,587	-	5,582	5
Other government & agency	1,417	-	1,357	60
Corporate	4,367	-	4,108	259
Residential mortgage/asset-
backed securities	98	-	5	93
Commercial mortgage/asset-
backed securities	438	-	366	72
Other securitized assets	137	-	85	52
Stocks
FVTPL	8,297	8,296	1	-
AFS	2,178	2,178	-	-
Other invested assets (1)
Private stocks FVTPL	3,283	1	-	3,282
Private stocks AFS	80	-	-	80
Derivative assets
Interest rate contracts	3,357	-	3,289	68
Foreign exchange contracts	628	-	628	-
Equity contracts	15	-	-	15
Segregated funds net assets (2)	199,120	194,805	2,194	2,121
Total assets carried at fair value	$330,367	$207,634	$113,016	$9,717
LIABILITIES
Derivative liabilities
Interest rate contracts	$2,728	$-	$2,691	$37
Foreign exchange contracts	554	-	511	43
Equity contracts	5	-	-	5
Total liabilities carried at fair value	$3,287	$-	$3,202	$85

(1)	Only private stocks that are carried at fair value are included.
(2)
Segregated funds net assets are recorded at fair value. Investment performance related to segregated funds net assets is fully offset by corresponding amounts credited to contract holders whose interest in the segregated funds net assets is recorded by the Company as segregated funds net liabilities.

Assets and liabilities measured at fair value on the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)

The tables below provide a fair value roll forward for the financial instruments for which significant unobservable inputs (Level 3) are used in the fair value measurement.  The Company classifies the fair values of financial instruments within Level 3 if there are no observable markets for the instruments or, in the absence of active markets, the majority of the inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values and, therefore, the gains and losses in the tables below include changes in fair value due partly to observable and unobservable factors.

 Manulife Financial Corporation – Third Quarter 2011

Roll-forward of financial instruments measured at fair value using significant unobservable inputs (Level 3)

The following table presents a roll forward for all financial instruments measured at fair value using significant unobservable inputs (Level 3) for the three months ended September 30, 2011:

		Net realized / unrealized gains (losses) included in:				Transfers
	Balance as at July 1, 2011	Net income (1)	OCI (2)	Purchases	Sales	Into Level 3 (3)	Out of Level 3 (3)	Currency movement	Balance as at September 30, 2011	Change in unrealized gains (losses) on instruments still held
Bonds
FVTPL
Canadian government & agency	$183	$18	$-	$10	$-	$-	$-	$3	$214	$17
U.S. government & agency	102	26	-	100	-	-	-	8	236	26
Other government & agency	634	(14)	-	44	(3)	-	-	31	692	(14)
Corporate	1,772	33	-	171	(107)	-	(1)	152	2,020	51
Residential mortgage/asset-backed securities	331	(7)	-	-	(32)	-	-	26	318	(6)
Commercial mortgage/asset-backed securities	391	(37)	-	-	(47)	2	-	29	338	(36)
Other securitized assets	150	(1)	-	-	(8)	1	-	11	153	(1)
	$3,563	$18	$-	$325	$(197)	$3	$(1)	$260	$3,971	$37
AFS
Canadian government & agency	$358	$37	$18	$166	$(236)	$-	$-	$5	$348	$-
U.S. government & agency	3	-	1	2	-	-	-	-	6	-
Other government & agency	60	(2)	2	7	(12)	10	-	2	67	-
Corporate	293	-	8	4	(20)	-	-	24	309	-
Residential mortgage/asset-backed securities	87	-	(6)	-	(1)	-	-	7	87	-
Commercial mortgage/asset-backed securities	61	-	(6)	-	(8)	-	-	4	51	-
Other securitized assets	40	-	2	-	-	-	-	3	45	-
	$902	$35	$19	$179	$(277)	$10	$-	$45	$913	$-
Other invested assets
Private stocks FVTPL	$3,436	$91	$-	$201	$(108)	$-	$-	$214	$3,834	$79
Private stocks AFS	111	1	(24)	-	23	-	-	4	115	-
	$3,547	$92	$(24)	$201	$(85)	$-	$-	$218	$3,949	$79
Net derivatives	$(4)	$91	$(31)	$-	$-	$-	$6	$19	$81	$92
Segregated funds net assets	$2,056	$(13)	$-	$-	$(8)	$-	$-	$159	$2,194	$(9)
	$10,064	$223	$(36)	$705	$(567)	$13	$5	$701	$11,108	$199

(1)
These amounts are included in investment income on the Consolidated Statements of Income (Loss), except for the segregated funds amount which is included in the Investment related section of the changes in net assets for segregated funds (note 15).

(2)	These amounts are included in accumulated other comprehensive income (loss) on the Consolidated Statements of Financial Position.
(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

 Manulife Financial Corporation – Third Quarter 2011

The following table presents a roll forward for all financial instruments measured at fair value using significant unobservable inputs (Level 3) for the three months ended September 30, 2010:

		Net realized / unrealized gains (losses) included in:				Transfers
	Balance as at July 1, 2010	Net income (1)	OCI (2)	Purchases	Sales	Into Level 3 (3)	Out of Level 3 (3)	Currency movement	Balance as at September 30, 2010	Change in unrealized gains (losses) on instruments still held
Bonds
FVTPL
Canadian government & agency	$133	$7	$-	$22	$-	$-	$-	$(2)	$160	$6
U.S. government & agency	141	6	-	42	-	-	(45)	(3)	141	6
Other government & agency	511	18	-	53	(7)	-	-	(1)	574	19
Corporate	1,601	84	-	166	(28)	12	(3)	11	1,843	84
Residential mortgage/asset-backed securities	388	22	-	-	(23)	-	-	(8)	379	32
Commercial mortgage/asset-backed securities	416	19	-	-	(4)	-	(2)	(13)	416	23
Other securitized assets	173	2	-	-	(4)	-	-	(4)	167	9
	$3,363	$158	$-	$283	$(66)	$12	$(50)	$(20)	$3,680	$179
AFS
Canadian government & agency	$53	$16	$(15)	$-	$(22)	$-	$-	$-	$32	$-
U.S. government & agency	-	-	-	-	-	-	-	-	-	-
Other government & agency	58	-	1	2	-	-	-	1	62	-
Corporate	274	3	-	1	(28)	27	-	1	278	-
Residential mortgage/asset-backed securities	98	(1)	11	-	(5)	-	-	(7)	96	-
Commercial mortgage/asset-backed securities	73	(2)	5	-	(3)	-	-	(3)	70	-
Other securitized assets	52	-	-	-	-	-	-	(2)	50	-
	$608	$16	$2	$3	$(58)	$27	$-	$(10)	$588	$-
Other invested assets
Private stocks FVTPL	$2,891	$31	$-	$92	$(56)	$-	$-	$(60)	$2,898	$36
Private stocks AFS	84	-	(3)	1	1			(2)	81	-
	$2,975	$31	$(3)	$93	$(55)	$-	$-	$(62)	$2,979	$36
Net derivatives	$30	$(1)	$(6)	$-	$-	$-	$(3)	$(4)	$16	$(2)
Segregated funds net assets	$2,267	$(3)	$(2)	$6	$(27)	$-	$-	$(66)	$2,175	$2
	$9,243	$201	$(9)	$385	$(206)	$39	$(53)	$(162)	$9,438	$215

(1)
These amounts are included in investment income on the Consolidated Statements of Income (Loss), except for the segregated funds amount which is included in the Investment related section of the changes in net assets for segregated funds (note 15).

(2)	These amounts are included in accumulated other comprehensive income (loss) on the Consolidated Statements of Financial Position.
(3)           For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

 Manulife Financial Corporation – Third Quarter 2011

The following table presents a roll forward for all financial instruments measured at fair value using significant unobservable inputs (Level 3) for the nine months ended September 30, 2011:

		Net realized / unrealized gains (losses) included in:				Transfers
	Balance as at January 1, 2011	Net income (1)	OCI (2)	Purchases	Sales	Into Level 3 (3)	Out of Level 3 (3)	Currency movement	Balance as at September 30, 2011	Change in unrealized gains (losses) on instruments still held
Bonds
FVTPL
Canadian government & agency	$160	$17	$-	$35	$-	$-	$-	$2	$214	$16
U.S. government & agency	164	31	-	111	(32)	-	(42)	4	236	28
Other government & agency	597	(5)	-	110	(28)	1	-	17	692	(5)
Corporate	1,705	53	-	527	(362)	57	(67)	107	2,020	58
Residential mortgage/asset-backed securities	360	12	-	-	(73)	5	-	14	318	11
Commercial mortgage/asset-backed securities	430	(22)	-	-	(87)	2	-	15	338	(16)
Other securitized assets	160	20	-	-	(29)	1	(5)	6	153	27
	$3,576	$106	$-	$783	$(611)	$66	$(114)	$165	$3,971	$119
AFS
Canadian government & agency	$34	$37	$18	$478	$(236)	$14	$-	$3	$348	$-
U.S. government & agency	5	-	1	2	-	-	(2)	-	6	-
Other government & agency	60	(2)	2	18	(25)	13	-	1	67	-
Corporate	259	-	8	65	(86)	46	-	17	309	-
Residential mortgage/asset-backed securities	93	-	-	-	(12)	2	-	4	87	-
Commercial mortgage/asset-backed securities	72	(2)	(2)	-	(19)	-	-	2	51	-
Other securitized assets	52	(7)	14	-	(1)	-	(15)	2	45	-
	$575	$26	$41	$563	$(379)	$75	$(17)	$29	$913	$-
Other invested assets
Private stocks FVTPL	$3,282	$151	$-	$536	$(282)	$-	$(3)	$150	$3,834	$124
Private stocks AFS	80	1	(17)	49	(1)	-	-	3	115	-
	$3,362	$152	$(17)	$585	$(283)	$-	$(3)	$153	$3,949	$124
Net derivatives	$(2)	$101	$(28)	$-	$-	$-	$-	$10	$81	$108
Segregated funds net assets	$2,121	$(2)	$-	$13	$(32)	$-	$-	$94	$2,194	$3
	$9,632	$383	$(4)	$1,944	$(1,305)	$141	$(134)	$451	$11,108	$354

(1)
These amounts are included in investment income on the Consolidated Statements of Income (Loss), except for the segregated funds amount which is included in the Investment related section of the  changes in net assets for segregated funds (note 15).

(2)	These amounts are included in accumulated other comprehensive income (loss) on the Consolidated Statements of Financial Position.
(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

 Manulife Financial Corporation – Third Quarter 2011

The following table presents a roll forward for all financial instruments measured at fair value using significant unobservable inputs (Level 3) for the nine months ended September 30, 2010:

		Net realized / unrealized gains (losses) included in:				Transfers
	Balance as at January 1, 2010	Net income (1)	OCI (2)	Purchases	Sales	Into Level 3 (3)	Out of Level 3 (3)	Currency movement	Balance as at September 30, 2010	Change in unrealized gains (losses) on instruments still held
Bonds
FVTPL
Canadian government & agency	$129	$10	$-	$22	$-	$-	$-	$(1)	$160	$10
U.S. government & agency	321	7	-	303	-	-	(487)	(3)	141	7
Other government & agency	467	22	-	98	(28)	-	-	15	574	23
Corporate	1,616	122	-	187	(97)	35	(103)	83	1,843	73
Residential mortgage/asset-backed securities	389	70	-	-	(73)	-	-	(7)	379	101
Commercial mortgage/asset-backed securities	399	66	-	-	(40)	-	(2)	(7)	416	72
Other securitized assets	167	29	-	-	(26)	-	(1)	(2)	167	54
	$3,488	$326	$-	$610	$(264)	$35	$(593)	$78	$3,680	$340
AFS
Canadian government & agency	$49	$16	$(11)	$-	$(22)	$-	$-	$-	$32	$-
U.S. government & agency	2	-	-	-	-	-	(2)	-	-	-
Other government & agency	51	-	2	8	(4)	-	-	5	62	-
Corporate	243	(2)	13	12	(36)	50	(15)	13	278	-
Residential mortgage/asset-backed securities	99	(10)	25	-	(16)	-	-	(2)	96	-
Commercial mortgage/asset-backed securities	70	3	6	-	(8)	-	-	(1)	70	-
Other securitized assets	42	2	8	-	(1)	-	-	(1)	50	-
	$556	$9	$43	$20	$(87)	$50	$(17)	$14	$588	$-
Other invested assets
Private stocks FVTPL	$2,544	$93	$-	$508	$(207)	$-	$-	$(40)	$2,898	$114
Private stocks AFS	124	(28)	5	8	(27)	-	-	(1)	81	-
	$2,668	$65	$5	$516	$(234)	$-	$-	$(41)	$2,979	$114
Net derivatives	$35	$20	$(27)	$-	$-	$5	$(15)	$(2)	$16	$20
Segregated funds net assets	$2,240	$(29)	$(2)	$75	$(74)	$-	$-	$(35)	2,175	(15)
	$8,987	$391	$19	$1,221	$(659)	$90	$(625)	$14	$9,438	$459

(1)
These amounts are included in investment income on the Consolidated Statements of Income (Loss), except for the segregated funds amount which is included in the Investment related section of the changes in net assets for segregated funds (note 15).

(2)	These amounts are included in accumulated other comprehensive income (loss) on the Consolidated Statements of Financial Position.
(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

The Company may hedge positions with offsetting positions that are classified in a different level. For example, the gains and losses for assets and liabilities in the Level 3 category presented in the tables above may not reflect the effect of offsetting gains and losses on hedging instruments that have been classified by the Company in the Level 1 and Level 2 categories.

The transfers into Level 3 primarily result from securities that were impaired during the year or securities where a lack of observable market data (versus the previous year) resulted in reclassifying assets into Level 3.  The transfers from Level 3 primarily result from observable market data now being available from the entire term structure of the bond, thus eliminating the need to extrapolate market data beyond observable points.

 Manulife Financial Corporation – Third Quarter 2011

Note 9 Long-Term Debt

As at	September 30, 2011	December 31, 2010
3.40% Senior notes (US$600)	$620	$593
4.90% Senior notes (US$500)	516	493
4.079% Medium term notes	897	896
4.896% Medium term notes	998	997
7.768% Medium term notes	597	597
5.161% Medium term notes	549	549
5.505% Medium term notes	399	399
4.67% Medium term notes	350	350
4.448% fixed/floating Senior debentures	577	548
Other notes payable	199	419
Total long-term debt	$5,702	$5,841
Fair value	$6,050	$6,081

The fair value of long-term debt is determined using quoted market prices where available. For debt instruments that do not have quoted prices, the fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or utilizing a model to discount cash flows based on current market interest rates.

The carrying value of the long-term debt reflects an unamortized fair value increment of US$nil (December 31, 2010 – US$4), which arose as a result of the acquisition of John Hancock.  The amortization of the fair value adjustment is recorded in interest expense in these Consolidated Interim Financial Statements.

On December 14, 2006, Manulife Finance (Delaware) LP (“MFLP”), a wholly owned partnership, issued $550 of senior debentures which mature on December 15, 2026 and bear interest at the rate of 4.448% per annum payable semi-annually until December 15, 2016 and thereafter at the 90-day Bankers’ Acceptance rate plus 1.50%, payable quarterly. The senior debentures are redeemable in whole or in part, prior to December 15, 2016 at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 14 basis points or on any interest payment date, on or after December 15, 2016 at par, in each case together with accrued and unpaid interest. Upon certain tax changes, the senior debentures are redeemable as a whole, at the fair market value, together with accrued and unpaid interest.

Other notes payable are comprised of fixed rate notes bearing interest at rates ranging from 5.96% to 12.1% and maturing in varying amounts to 2017. A 6.822% senior note issued April 26, 2001, with a face value of $220, matured on May 31, 2011.

Note 10 Liabilities for Preferred Shares and Capital Instruments

	September 30,	December 31,
As at	2011	2010
Preferred shares – Class A Shares, Series 1	$344	$344
Manulife Financial Capital Securities – Series A	60	60
Manulife Financial Capital Securities – Series B	940	940
Manulife Financial Capital Trust II Notes – Series 1	993	991
Surplus notes – 7.375% U.S. dollar	492	471
Subordinated notes – 6.24% Canadian dollar	-	550
Subordinated debentures – 5.059% fixed/floating Canadian dollar	646	648
Total	$3,475	$4,004
Fair value	$3,584	$4,105

The fair value of liability instruments is determined using quoted market prices.

The carrying value of the surplus notes reflects an unamortized fair value increment of US$39 (December 31, 2010 – US$41), which arose as a result of the acquisition of John Hancock Financial Services, Inc. The amortization of the fair value adjustment is recorded in interest expense.

Issue costs are amortized over the term of the underlying instruments.

On December 14, 2006, MFLP, a wholly owned partnership, issued $650 of subordinated debentures which mature on December 15, 2041 and bear interest at the rate of 5.059% per annum payable semi-annually until December 15, 2036 and thereafter at the 90-day Bankers’ Acceptance rate plus 1% payable quarterly. With regulatory approval, the subordinated debentures are redeemable at any time, in whole or in part, prior to December 15, 2036 at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 26.5 basis points or on any interest

 Manulife Financial Corporation – Third Quarter 2011

payment date, on or after December 15, 2036 at par, in each case together with accrued and unpaid interest. Upon certain tax changes, the subordinated debentures are redeemable as a whole, with regulatory approval, at the fair market value, together with accrued and unpaid interest.

On July 10, 2009, Manulife Financial Capital Trust II (“Trust II”) issued $1,000 in subordinated notes. The notes mature on December 31, 2108 and interest is payable semi-annually on June 30 and December 31. From July 10, 2009 to December 30, 2019, the rate of interest is 7.405% per annum. On December 31, 2019 and on every fifth anniversary after December 31, 2019 (the “Interest Reset Date”), the rate of interest will be reset to the yield on five year Government of Canada bonds plus 5%.  On or after December 31, 2014, Trust II may redeem the notes, with regulatory approval, in whole or in part, on any day that is not an Interest Reset Date, at the greater of par or the fair value of the debt based on the yield on uncallable Government of Canada bonds plus 1% if the redemption is prior to December 31, 2019, or 2% if the redemption date is after December 31, 2019, in each case together with accrued and unpaid interest. Trust II may redeem the notes, on or after December 31, 2019, with regulatory approval, on an Interest Reset Date at par, together with accrued and unpaid interest.

On February 16, 2011, MLI redeemed the outstanding $550 principal amount of the 6.24% subordinated notes at par plus accrued and unpaid interest.

Note 11 Share Capital

As at September 30, 2011, there were 38 million outstanding stock options and deferred share units that entitle the holder to receive common shares or payment in cash or common shares, at the option of the holder (December 31, 2010 – 38 million).

For the	nine months ended	year ended
Number of common shares (in millions)	September 30, 2011	December 31, 2010
Balance, beginning of period	1,778	1,758
Issued on exercise of stock options and deferred share units	-	1
Issued under dividend re-investment and share purchase plans	16	19
Balance, end of period	1,794	1,778

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.

	three months ended		nine months ended
	September 30		September 30
For the	2011	2010	2011	2010
Weighted average number of common shares (in millions)	1,789	1,767	1,784	1,762
Dilutive stock-based awards(1) (in millions)	-	-	2	-
Dilutive convertible instruments(2) (in millions)	-	-	-	-
Weighted average number of diluted common shares(3) (in millions)	1,789	1,767	1,786	1,762

(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method.  This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

(2)
Convertible preferred share liabilities and MaCS series I and II have been included in the calculation since holders of these convertible instruments have the right to redeem them for MFC shares prior to the conversion date.

(3)
For the three months ended September 30, 2011 and for the three months and nine months ended September 30, 2010, the dilutive effect calculation utilizes the basic weighted average number of common shares because the loss for the period results in all awards being anti-dilutive.  For the nine months ended September 30, 2011, the dilutive effect calculation excludes impact of the convertible instruments as they were anti-dilutive.

Preferred shares
On March 11, 2011, MFC issued 8 million Class 1 Shares Series 3 (“Series 3 Preferred Shares”) at a price of $25 per share, for an aggregate amount of $200. The Series 3 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a per annum rate of 4.20% until June 19, 2016, after which the dividend rate will be reset every five years at a rate equal to the five year Government of Canada bond yield plus 1.41%. On June 19, 2016 and on June 19 every five years thereafter, the Series 3 Preferred Shares will be convertible at the option of the holder into Class 1 Series 4 Preferred Shares (“Series 4 Preferred Shares”). The Series 4 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a rate equal to the three month Government of Canada Treasury Bill yield plus 1.41%. Subject to regulatory approval, MFC may redeem Series 3 Preferred Shares, in whole or in part, at par, on June 19, 2016 and on June 19 every five years thereafter.

 Manulife Financial Corporation – Third Quarter 2011

Note 12 Employee Future Benefits

The Company maintains a number of pension and benefit plans for its eligible employees and agents.  Information about the cost of the Company’s benefit plans, in aggregate, is as follows:

	Pension benefits		Post-employment benefits
For the three months ended September 30,	2011	2010	2011	2010
Defined benefit current service cost	$15	$14	$2	$3
Defined benefit past service cost	-	-	(9)	-
Defined contribution current service cost	17	19	-	-
Interest cost	43	48	9	11
Expected return on plan assets	(49)	(46)	(6)	(6)
Amortization of actuarial (gains) losses	19	17	1	-
Curtailment	-	-	-	(8)
Total	$45	$52	$(3)	$-

For the nine months ended September 30,
Defined benefit current service cost	$41	$42	$8	$7
Defined benefit past service cost	-	(1)	(15)	-
Defined contribution current service cost	55	57	-	-
Interest cost	130	144	27	33
Expected return on plan assets	(141)	(138)	(18)	(18)
Amortization of actuarial (gains) losses	50	50	5	(1)
Curtailment	-	-	-	(24)
Total	$135	$154	$7	$(3)

Note 13 Commitments and Contingencies

(a)      Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer.  In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

The Company announced on April 21, 2011 that it had been informed by staff of the Ontario Securities Commission (“OSC”) that staff would not seek any orders from OSC in connection with the enforcement notice delivered by staff in June 2009 relating to the Company’s disclosure before March 2009 of risks related to the Company’s variable annuity guarantee and segregated funds business.

A class action covering Quebec residents only is pending in Quebec against the Company and proposed class action lawsuits against the Company have been filed in Ontario and the United States, on behalf of investors in Canada (except for Quebec residents) and the United States, respectively.  These proceedings are, based on allegations that the Company failed to meet its disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company may become subject to other similar lawsuits by investors.

The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations.

(b)	Guarantees
Guarantees regarding Manulife Finance (Delaware), L.P.
MFC has guaranteed the payment of amounts on the $550 senior debentures due December 15, 2026 and the $650 subordinated debentures due December 15, 2041 issued by MFLP, a wholly owned partnership.

Guarantees regarding The Manufacturers Life Insurance Company
On January 29, 2007, MFC provided a subordinated guarantee of Class A Shares and Class B Shares of MLI and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of MLI.

 Manulife Financial Corporation – Third Quarter 2011

The following table sets forth certain condensed consolidating financial information for MFC:

For the three months ended September 30, 2011	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$80	$19	$22,730	$2,572	$(1,946)	$23,455
Net income (loss) attributed to shareholders	(1,277)	2	(1,218)	(76)	1,292	(1,277)

For the three months ended September 30, 2010
Total revenue	$44	$9	$12,968	$1,048	$(822)	$13,247
Net income (loss) attributed to shareholders	(2,249)	(3)	(1,764)	(500)	2,267	(2,249)

For the nine months ended September 30, 2011
Total revenue	$247	$48	$40,222	$3,731	$(2,964)	$41,284
Net income (loss) attributed to shareholders	198	(4)	314	(154)	(156)	198

For the nine months ended September 30, 2010
Total revenue	$121	$38	$33,594	$2,324	$(1,879)	$34,198
Net income (loss) attributed to shareholders	(3,459)	(3)	(2,842)	(572)	3,417	(3,459)

As at September 30, 2011
Invested assets	$55	$6	$222,149	$3,715	$-	$225,925
Total other assets	39,511	1,610	49,728	24,454	(76,488)	38,815
Segregated funds net assets	-	-	190,336	-	-	190,336
Insurance contract liabilities	-	-	187,856	11,631	(10,558)	188,929
Investment contract liabilities and deposits	-	-	2,491	-	-	2,491
Total other liabilities	14,870	1,468	50,632	16,035	(35,028)	47,977
Segregated funds net liabilities	-	-	190,336	-	-	190,336

As at December 31, 2010
Invested assets	$39	$4	$198,283	$2,896	$-	$201,222
Total other assets	30,165	1,445	31,386	6,770	(45,341)	24,425
Segregated funds net assets	-	-	199,120	-	-	199,120
Insurance contract liabilities	-	-	157,449	8,601	(7,738)	158,312
Investment contract liabilities and deposits	-	-	2,990	-	-	2,990
Total other liabilities(1)	6,099	1,297	39,517	521	(7,764)	39,670
Segregated funds net liabilities	-	-	199,120	-	-	199,120

(1)
During the third quarter of 2011, the Company identified an error related to the initial adoption of IFRS for two of its subsidiaries.  The result is an understatement of other liabilities in MLI consolidated of US$206 and an understatement of other assets in John Hancock Reassurance Company, Ltd of US$206 as at January 1, 2010 and did not have any impact on the Company’s consolidated financial statements.  The balances above have been updated to reflect this correction.

Guarantees regarding Manulife Finance Holdings Limited (“MFHL”)
MFC has guaranteed the payment of amounts on the $175 of 6.646% senior notes due November 30, 2011 assumed by MFHL, a wholly owned subsidiary.

Details of guarantees regarding certain securities issued or to be issued by John Hancock Life Insurance Company (U.S.A), John Hancock Life Insurance Company of New York and MFHL are outlined in note 16.

 Manulife Financial Corporation – Third Quarter 2011

Note 14 Segmented Information

The Company’s reporting segments are U.S. Insurance and U.S. Wealth Management, which combine to form the U.S. Division, as well as the Asia and Canadian Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.  The significant product and service offerings of each segment are:

Protection (U.S. Insurance, Asia and Canadian Divisions).  Offers a variety of individual life insurance, individual and group long-term care insurance and the international group program.  Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners, and direct marketing.

Wealth Management (U.S. Wealth, Asia and Canadian Divisions).  Offers annuities, pension contracts, and mutual fund products and services. These businesses also offer a variety of retirement products to group benefit plans. Annuity contracts provide non-guaranteed, partially guaranteed and fully guaranteed investment options through general and separate account products.  The Canadian Wealth Management business also includes Manulife Bank of Canada, which offers a variety of deposit and credit products to Canadian customers.  These businesses distribute products through multiple distribution channels, including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, pension plan sponsors, pension plan consultants, and banks.

Corporate and Other Segment.  Comprised of the Investment Division’s external asset management business, earnings on assets backing capital, net of amounts allocated to operating divisions, changes in actuarial methods and assumptions, the property and casualty and run-off reinsurance operations and other non-operating items.

Certain allocation methodologies are employed in the preparation of segmented financial information.  Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company's business segments using a risk-based methodology.  The income statement impact of changes in actuarial methods and assumptions (note 6) and the goodwill impairment charge recorded in the third quarter of 2010 are reported in the Corporate and Other segment.

Sale of life retrocession business
As described in note 3, the Company sold its life retrocession business to Pacific Life during the quarter.  As a result of this transaction, the Company’s remaining reinsurance operations, consisting of the property and casualty, run-off and International Group Program operations, no longer constitute a separate reportable segment.  The results of the property and casualty and run-off operations have been included in the Corporate and Other segment and the results of the International Group Program operations have been included in the U.S. Insurance segment.  Previously reported segmented information has been restated to reflect these changes in the composition of the Company’s reportable segments.

By segment				U.S.
For the three months ended	Asia	Canadian	U.S.	Wealth	Corporate
September 30, 2011	Division	Division	Insurance	Management	and Other	Total
Revenue
Premium income
Life and health insurance	$1,327	$639	$1,506	$-	$18	$3,490
Annuities and pensions	214	152	-	406	-	772
Net premiums	$1,541	$791	$1,506	$406	$18	$4,262
Net investment income	444	2,707	8,219	4,401	1,417	17,188
Other revenue	211	436	199	693	466	2,005
Total revenue	$2,196	$3,934	$9,924	$5,500	$1,901	$23,455
Contract benefits and expenses
Life and health insurance	$1,338	$1,485	$9,587	$-	$1,063	$13,473
Annuities and pensions	1,063	1,580	-	6,540	-	9,183
Net benefits and claims	$2,401	$3,065	$9,587	$6,540	$1,063	$22,656
Interest expense	19	161	6	3	164	353
Other expenses	480	696	444	473	152	2,245
Total policy benefits and expenses	$2,900	$3,922	$10,037	$7,016	$1,379	$25,254
Income (loss) before income taxes	$(704)	$12	$(113)	$(1,516)	$522	$(1,799)
Income tax recovery (expense)	(49)	18	54	551	41	615
Net income (loss)	$(753)	$30	$(59)	$(965)	$563	$(1,184)
Less net (income) loss attributed to:
Participating policyholders	37	(126)	-	-	-	(89)
Non-controlling interest in subsidiaries	4	-	-	-	(8)	(4)
Net income (loss) attributed to shareholders	$(712)	$(96)	$(59)	$(965)	$555	$(1,277)

 Manulife Financial Corporation – Third Quarter 2011

				U.S.
For the three months ended	Asia	Canadian	U.S.	Wealth	Corporate
September 30, 2010	Division	Division	Insurance	Management	and Other	Total
Revenue
Premium income
Life and health insurance	$1,152	$643	$1,623	$-	$149	$3,567
Annuities and pensions	176	315	-	545	-	1,036
Net premiums	$1,328	$958	$1,623	$545	$149	$4,603
Net investment income	937	1,786	2,404	917	1,035	7,079
Other revenue	190	435	177	701	62	1,565
Total revenue	$2,455	$3,179	$4,204	$2,163	$1,246	$13,247
Contract benefits and expenses
Life and health insurance	$1,456	$1,288	$3,478	$-	$3,071	$9,293
Annuities and pensions	(110)	768	-	1,164	-	1,822
Net benefits and claims	$1,346	$2,056	$3,478	$1,164	$3,071	$11,115
Interest expense	15	65	10	3	158	251
Goodwill impairment	-	-	-	-	2,330	2,330
Other expenses	402	653	467	472	155	2,149
Total policy benefits and expenses	$1,763	$2,774	$3,955	$1,639	$5,714	$15,845
Income (loss) before income taxes	$692	$405	$249	$524	$(4,468)	$(2,598)
Income tax recovery (expense)	(59)	(10)	(87)	(158)	735	421
Net income (loss)	$633	$395	$162	$366	$(3,733)	$(2,177)
Less net (income) loss attributed to:
Participating policyholders	(42)	(7)	-	-	-	(49)
Non-controlling interest in subsidiaries	(23)	-	-	-	-	(23)
Net income (loss) attributed to shareholders	$568	$388	$162	$366	$(3,733)	$(2,249)

				U.S.
For the nine months ended	Asia	Canadian	U.S.	Wealth	Corporate
September 30, 2011	Division	Division	Insurance	Management	and Other	Total
Revenue
Premium income
Life and health insurance	$3,620	$2,008	$4,561	$-	$346	$10,535
Annuities and pensions	597	564	-	1,268	-	2,429
Net premiums	$4,217	$2,572	$4,561	$1,268	$346	$12,964
Net investment income	1,087	4,297	10,502	5,496	1,461	22,843
Other revenue	664	1,489	545	2,143	636	5,477
Total revenue	$5,968	$8,358	$15,608	$8,907	$2,443	$41,284
Contract benefits and expenses
Life and health insurance	$3,387	$2,743	$13,244	$-	$2,164	$21,538
Annuities and pensions	1,478	2,273	-	8,339	-	12,090
Net benefits and claims	$4,865	$5,016	$13,244	$8,339	$2,164	$33,628
Interest expense	51	306	80	9	515	961
Other expenses	1,340	2,112	1,334	1,454	426	6,666
Total policy benefits and expenses	$6,256	$7,434	$14,658	$9,802	$3,105	$41,255
Income (loss) before income taxes	$(288)	$924	$950	$(895)	$(662)	$29
Income tax recovery (expense)	(82)	(122)	(299)	372	402	271
Net income (loss)	$(370)	$802	$651	$(523)	$(260)	$300
Less net (income) loss attributed to : Participating policyholders	44	(133)	-	-	-	(89)
Non-controlling interest in subsidiaries	(7)	-	-	-	(6)	(13)
Net income (loss) attributed to shareholders	$(333)	$669	$651	$(523)	$(266)	$198

 Manulife Financial Corporation – Third Quarter 2011

				U.S.
For the nine months ended	Asia	Canadian	U.S.	Wealth	Corporate
September 30, 2010	Division	Division	Insurance	Management	and Other	Total
Revenue
Premium income
Life and health insurance	$3,184	$1,924	$4,726	$-	$434	$10,268
Annuities and pensions	295	1,031	-	1,790	-	3,116
Net premiums	$3,479	$2,955	$4,726	$1,790	$434	$13,384
Net investment income	1,744	3,611	6,070	3,391	1,290	16,106
Other expenses	620	1,299	518	2,071	200	4,708
Total revenue	$5,843	$7,865	$11,314	$7,252	$1,924	$34,198
Contract benefits and expenses
Life and health insurance	$3,339	$2,885	$10,870	$-	$3,332	$20,426
Annuities and pensions	818	2,265	-	5,601	-	8,684
Net benefits and claims	$4,157	$5,150	$10,870	$5,601	$3,332	$29,110
Interest expense	43	173	34	10	511	771
Goodwill impairment	-	-	-	-	2,330	2,330
Other expenses	1,175	1,939	1,482	1,438	452	6,486
Total policy benefits and expense	$5,375	$7,262	$12,386	$7,049	$6,625	$38,697
Income (loss) before income taxes	$468	$603	$(1,072)	$203	$(4,701)	$(4,499)
Income tax recovery (expense)	(85)	(1)	382	(5)	857	1,148
Net income (loss)	$383	$602	$(690)	$198	$(3,844)	$(3,351)
Less net (income) loss attributed to : Participating policyholders	(47)	(12)	-	-	-	(59)
Non-controlling interest in subsidiaries	(35)	-	-	-	(14)	(49)
Net income (loss) attributed to shareholders	$301	$590	$(690)	$198	$(3,858)	$(3,459)

By segment				U.S.
	Asia	Canadian	U.S.	Wealth	Corporate
	Division	Division	Insurance	Management	and Other	Total
Goodwill
Balance, January 1, 2011	$561	$2,014	$980	$360	$75	$3,990
Effect of exchange rate changes	63	-	44	16	(7)	116
Balance, September 30, 2011	$624	$2,014	$1,024	$376	$68	$4,106

Balance, January 1, 2010	$537	$2,166	$1,764	$1,843	$79	$6,389
Impairments	$-	$(150)	$(727)	$(1,453)	$-	$(2,330)
Effect of exchange rate changes	28	-	(22)	(17)	(5)	(16)
Balance, September 30, 2010	$565	$2,016	$1,015	$373	$74	$4,043

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Corporate and Other segment into the different geographic segments to which its businesses pertain.

By geographic location
For the three months ended
September 30, 2011	Asia	Canada	United States	Other	Total
Revenue
Premium income
Life and health insurance	$1,359	$651	$1,392	$88	$3,490
Annuities and pensions	214	152	406	-	772
Net premium income	$1,573	$803	$1,798	$88	$4,262
Investment income	1,212	2,786	13,176	14	17,188
Other revenue	266	302	1,451	(14)	2,005
Total revenue	$3,051	$3,891	$16,425	$88	$23,455

September 30, 2010
Revenue
Premium income
Life and health insurance	$1,181	$664	$1,632	$90	$3,567
Annuities and pensions	176	315	545	-	1,036
Net premium income	$1,357	$979	$2,177	$90	$4,603
Investment income	951	2,257	3,861	10	7,079
Other revenue	96	402	1,052	15	1,565
Total revenue	$2,404	$3,638	$7,090	$115	$13,247

 Manulife Financial Corporation – Third Quarter 2011

By geographic location
For the nine months ended
September 30, 2011	Asia	Canada	United States	Other	Total
Revenue
Premium income
Life and health insurance	$3,655	$2,037	$4,428	$415	$10,535
Annuities and pensions	597	564	1,268	-	2,429
Net premium income	$4,252	$2,601	$5,696	$415	$12,964
Investment income	1,743	4,525	16,506	69	22,843
Other revenue	619	1,386	3,354	118	5,477
Total revenue	$6,614	$8,512	$25,556	$602	$41,284

September 30, 2010
Revenue
Premium income
Life and health insurance	$3,217	$1,970	$4,723	$358	$10,268
Annuities and pensions	295	1,031	1,790	-	3,116
Net premium income	$3,512	$3,001	$6,513	$358	$13,384
Investment income	1,782	4,190	10,113	21	16,106
Other revenue	535	1,303	2,845	25	4,708
Total revenue	$5,829	$8,494	$19,471	$404	$34,198

Note 15 Segregated Funds
Net Assets

As at	September 30, 2011	December 31, 2010
Investments, at market value
Cash and short-term securities	$1,340	$1,750
Bonds	1,038	928
Stocks and mutual funds	185,778	194,188
Other investments	2,436	2,426
Accrued investment income	66	75
Other liabilities, net	(322)	(247)
Total segregated funds net assets	$190,336	$199,120

Changes in Net Assets

	three months ended		nine months ended
	September 30		September 30
For the	2011	2010	2011	2010
Net policyholder cash flow
Deposits from policyholders	$5,109	$5,347	$16,114	$18,519
Net transfers from (to) general fund	(147)	(58)	(169)	49
Payments to policyholders	(5,002)	(4,900)	(16,343)	(15,305)
	$(40)	$389	$(398)	$3,263
Investment related
Interest and dividends	$611	$625	$1,303	$1,261
Net realized and unrealized investment gains (loss)	(20,069)	14,826	(14,233)	8,825
	$(19,458)	$15,451	$(12,930)	$10,086
Other
Management and administration fees	$(802)	$(812)	$(2,544)	$(2,454)
Currency revaluation	11,839	(3,497)	7,088	(855)
	$11,037	$(4,309)	$4,544	$(3,309)
Net deductions	$(8,461)	$11,531	$(8,784)	$10,040
Segregated funds net assets, beginning of period	198,797	189,292	199,120	190,783
Segregated funds net assets, end of period	$190,336	$200,823	$190,336	$200,823

 Manulife Financial Corporation – Third Quarter 2011

     Note 16  Information Provided in Connection with Investments in Deferred Annuity Contracts and Signature Notes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.) and Fixed Investments in Deferred Annuity Contracts to be Issued by John Hancock Life Insurance Company of New York

The following condensed consolidating financial information, presented in accordance with IFRS, have been included in these interim consolidated financial statements with respect to John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) and John Hancock Life Insurance Company of New York (“JHNY”) in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”) and, with respect to MFHL, in accordance with National Instrument 51-102 – Continuous Disclosure Obligations of Canadian provincial securities laws. These financial statements are (i) incorporated by reference in the registration statements of MFC and JHUSA, JHNY and MFHL that relate to MFC’s guarantee of certain securities to be issued by its subsidiaries and (ii) are provided in reliance on an exemption from continuous disclosure obligations of JHUSA, JHNY and MFHL.  For information about these subsidiaries, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan refer to note 22(k) of the Company’s 2010 annual financial statements.

Condensed Consolidating Statement of Financial Position
			John Hancock	John Hancock
	Manulife	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Finance	Company	Company of			Manulife
	Corporation	Holdings	(U.S.A.)	New York	Other	Consolidation	Financial
As at September 30, 2011	(Guarantor)	Limited	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Assets
Invested assets	$55	$2	$91,253	$10,634	$124,477	$(496)	$225,925
Investments in unconsolidated subsidiaries	30,955	1	4,027	1	19,008	(53,992)	-
Reinsurance assets	-	-	21,589	1,051	3,129	(16,392)	9,377
Other assets	8,556	182	22,201	963	35,006	(37,470)	29,438
Segregated fund net assets	-	-	117,164	6,941	68,166	(1,935)	190,336
Total assets	$39,566	$185	$256,234	$19,590	$249,786	$(110,285)	$455,076
Liabilities and equity
Insurance contract liabilities	$-	$-	$106,472	$7,294	$92,062	$(16,899)	$188,929
Investment contract liabilities and deposits	-	-	1,393	67	1,481	(450)	2,491
Other liabilities	9,601	1	19,144	3,721	40,890	(34,557)	38,800
Long-term debt	4,925	176	-	-	687	(86)	5,702
Liabilities for preferred shares and capital instruments	344	-	1,054	-	12,424	(10,347)	3,475
Segregated fund net liabilities	-	-	117,164	6,941	68,166	(1,935)	190,336
Shareholders' equity	24,696	8	11,007	1,567	33,517	(46,100)	24,695
Participating policyholders' equity	-	-	-	-	249	-	249
Non-controlling interest in subsidiaries	-	-	-	-	310	89	399
Total liabilities and equity	$39,566	$185	$256,234	$19,590	$249,786	$(110,285)	$455,076

Condensed Consolidating Statement of Financial Position
			John Hancock	John Hancock
	Manulife	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Finance	Company	Company of			Manulife
	Corporation	Holdings	(U.S.A.)	New York	Other	Consolidation	Financial
As at December 31, 2010	(Guarantor)	Limited	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Assets
Invested assets	$39	$3	$79,971	$9,522	$112,187	$(500)	$201,222
Investments in unconsolidated subsidiaries	29,761	2	3,589	1	10,924	(44,277)	-
Reinsurance assets	-	-	14,994	895	3,291	(11,348)	7,832
Other assets	404	407	13,170	512	12,705	(10,605)	16,593
Segregated fund net assets	-	-	123,657	7,288	69,720	(1,545)	199,120
Total assets	$30,204	$412	$235,381	$18,218	$208,827	$(68,275)	$424,767
Liabilities and equity
Insurance contract liabilities	$-	$-	$85,137	$6,608	$78,213	$(11,646)	$158,312
Investment contract liabilities and deposits	-	-	1,805	40	1,145	-	2,990
Other liabilities (1)	881	-	12,816	2,913	22,068	(8,853)	29,825
Long-term debt	4,874	407	-	-	610	(50)	5,841
Liabilities for preferred shares and capital instruments	344	-	1,009	-	4,346	(1,695)	4,004
Segregated fund net liabilities	-	-	123,657	7,288	69,720	(1,545)	199,120
Shareholders' equity (1)	24,105	5	10,957	1,369	32,249	(44,580)	24,105
Participating policyholders' equity	-	-	-	-	160	-	160
Non-controlling interest in subsidiaries	-	-	-	-	316	94	410
Total liabilities and equity	$30,204	$412	$235,381	$18,218	$208,827	$(68,275)	$424,767
(1)
During the third quarter of 2011, the Company identified an error related to the initial adoption of IFRS for two of its subsidiaries.  The result of this error is an understatement of other liabilities and an overstatement of shareholders' retained earnings in JHUSA of US$206, offset by an understatement of other assets and an understatement in shareholders' retained earnings in John Hancock Reassurance Company Ltd. of US$206 on the January 1, 2010 opening IFRS statement of financial position for these subsidiaries.  The effects of these corrections are not material to the Financial Statements taken as a whole, however, correcting these items in the current period would have distorted the current period results for JHUSA and 'Other Subsidiaries' expressed in the Financial Statements above.  Accordingly, the Company has made the corrections by adjusting opening shareholders' retained earnings as at January 1, 2010.  This correction has no effect on the consolidated financial statements of the Company.

 Manulife Financial Corporation – Third Quarter 2011

Condensed Consolidating Statement of Income
			John Hancock	John Hancock
	Manulife	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Finance	Company	Company of			Manulife
For the three months ended	Corporation	Holdings	(U.S.A.)	New York	Other	Consolidation	Financial
September 30, 2011	(Guarantor)	Limited	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Revenue
Net premium income	$-	$-	$1,234	$65	$2,963	$-	$4,262
Net investment income (loss)	87	4	11,152	1,003	5,268	(326)	17,188
Net other revenue	(7)	-	560	31	6,556	(5,135)	2,005
Total revenue	$80	$4	$12,946	$1,099	$14,787	$(5,461)	$23,455
Policy benefits and expenses
Net benefits and claims	$-	$-	$13,444	$1,128	$12,885	$(4,801)	$22,656
Commissions, investment and general expenses	1	-	658	40	1,840	(361)	2,178
Other expenses	80	3	87	4	545	(299)	420
Total policy benefits and expenses	$81	$3	$14,189	$1,172	$15,270	$(5,461)	$25,254
Income (loss) before income taxes	$(1)	$1	$(1,243)	$(73)	$(483)	$-	$(1,799)
Income tax (expense) recovery	1	-	488	27	99	-	615
Income (loss) after income taxes	$-	$1	$(755)	$(46)	$(384)	$-	$(1,184)
Equity in net income (loss) of unconsolidated subsidiaries	(1,277)	-	(32)	-	(787)	2,096	-
Net income (loss)	$(1,277)	$1	$(787)	$(46)	$(1,171)	$2,096	$(1,184)
Net income (loss) attributed to:
Non-controlling interest in subsidiaries	$-	$-	$-	$-	$1	$3	$4
Participating policyholders	-	-	32	16	73	(32)	89
Shareholders	(1,277)	1	(819)	(62)	(1,245)	2,125	(1,277)
	$(1,277)	$1	$(787)	$(46)	$(1,171)	$2,096	$(1,184)

Condensed Consolidating Statement of Income
			John Hancock	John Hancock
	Manulife	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Finance	Company	Company of			Manulife
For the three months ended	Corporation	Holdings	(U.S.A.)	New York	Other	Consolidation	Financial
September 30, 2010	(Guarantor)	Limited	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Revenue
Net premium income	$-	$-	$1,594	$111	$2,898	$-	$4,603
Net investment income (loss)	44	7	3,200	329	3,673	(174)	7,079
Net other revenue	-	-	563	34	2,202	(1,234)	1,565
Total revenue	$44	$7	$5,357	$474	$8,773	$(1,408)	$13,247
Policy benefits and expenses
Net benefits and claims	$-	$-	$4,123	$626	$7,228	$(862)	$11,115
Commissions, investment and general expenses	1	-	730	37	1,759	(422)	2,105
Goodwill Impairment	-	-	1,557	-	773	-	2,330
Other expenses	59	6	86	2	266	(124)	295
Total policy benefits and expenses	$60	$6	$6,496	$665	$10,026	$(1,408)	$15,845
Income (loss) before income taxes	$(16)	$1	$(1,139)	$(191)	$(1,253)	$-	$(2,598)
Income tax (expense) recovery	3	-	(95)	68	445	-	421
Income (loss) after income taxes	$(13)	$1	$(1,234)	$(123)	$(808)	$-	$(2,177)
Equity in net income (loss) of unconsolidated subsidiaries	(2,236)	-	(208)	-	(1,445)	3,889	-
Net income (loss)	$(2,249)	$1	$(1,442)	$(123)	$(2,253)	$3,889	$(2,177)
Net income (loss) attributed to:
Non-controlling interest in subsidiaries	$-	$-	$-	$-	$21	$2	$23
Participating policyholders	-	-	-	(1)	52	(2)	49
Shareholders	(2,249)	1	(1,442)	(122)	(2,326)	3,889	(2,249)
	$(2,249)	$1	$(1,442)	$(123)	$(2,253)	$3,889	$(2,177)

 Manulife Financial Corporation – Third Quarter 2011

Condensed Consolidating Statement of Income
			John Hancock	John Hancock
	Manulife	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Finance	Company	Company of			Manulife
For the nine months ended	Corporation	Holdings	(U.S.A.)	New York	Other	Consolidation	Financial
September 30, 2011	(Guarantor)	Limited	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Revenue
Net premium income	$-	$-	$3,949	$256	$8,759	$-	$12,964
Net investment income (loss)	254	17	14,051	1,334	8,162	(975)	22,843
Net other revenue	(7)	-	1,438	96	10,600	(6,650)	5,477
Total revenue	$247	$17	$19,438	$1,686	$27,521	$(7,625)	$41,284
Policy benefits and expenses
Net benefits and claims	$-	$-	$18,282	$1,367	$19,558	$(5,579)	$33,628
Commissions, investment and general expenses	12	-	2,025	124	5,446	(1,126)	6,481
Other expenses	242	15	307	11	1,491	(920)	1,146
Total policy benefits and expenses	$254	$15	$20,614	$1,502	$26,495	$(7,625)	$41,255
Income (loss) before income taxes	$(7)	$2	$(1,176)	$184	$1,026	$-	$29
Income tax (expense) recovery	(1)	1	508	(61)	(176)	-	271
Income (loss) after income taxes	$(8)	$3	$(668)	$123	$850	$-	$300
Equity in net income (loss) of unconsolidated subsidiaries	206	-	207	-	(461)	48	-
Net income (loss)	$198	$3	$(461)	$123	$389	$48	$300
Net income (loss) attributed to:
Non-controlling interest in subsidiaries	$-	$-	$-	$-	$14	$(1)	$13
Participating policyholders	-	-	19	4	84	(18)	89
Shareholders	198	3	(480)	119	291	67	198
	$198	$3	$(461)	$123	$389	$48	$300

Condensed Consolidating Statement of Income
			John Hancock	John Hancock
	Manulife	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Finance	Company	Company of			Manulife
For the nine months ended	Corporation	Holdings	(U.S.A.)	New York	Other	Consolidation	Financial
September 30, 2010	(Guarantor)	Limited	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Revenue
Net premium income	$-	$-	$4,894	$382	$8,112	$(4)	$13,384
Net investment income (loss)	121	14	8,960	816	6,793	(598)	16,106
Net other revenue	-	-	1,549	99	7,058	(3,998)	4,708
Total revenue	$121	$14	$15,403	$1,297	$21,963	$(4,600)	$34,198
Policy benefits and expenses
Net benefits and claims	$-	$-	$13,419	$1,432	$17,106	$(2,847)	$29,110
Commissions, investment and general expenses	14	-	2,249	143	5,110	(1,222)	6,294
Goodwill Impairment	-	-	1,557	-	773	-	2,330
Other expenses	158	13	336	8	979	(531)	963
Total policy benefits and expenses	$172	$13	$17,561	$1,583	$23,968	$(4,600)	$38,697
Income (loss) before income taxes	$(51)	$1	$(2,158)	$(286)	$(2,005)	$-	$(4,499)
Income tax (expense) recovery	8	1	323	103	713	-	1,148
Income (loss) after income taxes	$(43)	$2	$(1,835)	$(183)	$(1,292)	$-	$(3,351)
Equity in net income (loss) of unconsolidated subsidiaries	(3,416)	-	(306)	-	(2,132)	5,854	-
Net income (loss)	$(3,459)	$2	$(2,141)	$(183)	$(3,424)	$5,854	$(3,351)
Net income (loss) attributed to:
Non-controlling interest in subsidiaries	$-	$-	$-	$-	$40	$9	$49
Participating policyholders	-	-	(2)	(2)	54	9	59
Shareholders	(3,459)	2	(2,139)	(181)	(3,518)	5,836	(3,459)
	$(3,459)	$2	$(2,141)	$(183)	$(3,424)	$5,854	$(3,351)

 Manulife Financial Corporation – Third Quarter 2011

Consolidating Statement of Cash Flows
			John Hancock	John Hancock
	Manulife	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Finance	Company	Company of			Manulife
	Corporation	Holdings	(U.S.A.)	New York	Other	Consolidation	Financial
For the nine months ended September 30, 2011	(Guarantor)	Limited	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Operating activities
Net income (loss)	$198	$3	$(461)	$123	$389	$48	$300
Adjustments for non-cash items in net income (loss):
Equity in net income of unconsolidated subsidiaries	(206)	-	(207)	-	461	(48)	-
Increase (decrease) in insurance contract liabilities	-	-	16,286	471	6,813	-	23,570
Decrease (increase) in investment contract liabilities	-	-	(502)	(5)	536	-	29
(Increase) decrease in reinsurance assets	-	-	(5,583)	(110)	4,507	-	(1,186)
Amortization of premium/discount	-	-	20	42	(50)	-	12
Other amortization	(1)	(10)	60	1	184	10	244
Net realized and unrealized (gains) losses including impairments	-	-	(10,549)	(879)	(4,244)	-	(15,672)
Deferred income tax (recovery) expense	(1)	(1)	(238)	67	(209)	(1)	(383)
Stock option expense	-	-	5	-	13	-	18
Net (loss) income adjusted for non-cash items	$(10)	$(8)	$(1,169)	$(290)	$8,400	$9	$6,932
Changes in policy related and operating receivables and payables	41	4	3,891	441	(5,061)	1	(683)
Cash provided by (used in) operating activities	$31	$(4)	$2,722	$151	$3,339	$10	$6,249

Investing activities
Purchases and mortgage advances	$-	$-	$(20,621)	$(5,329)	$(36,619)	$-	$(62,569)
Disposals and repayments	-	-	18,290	5,026	32,711	-	56,027
Changes in investment broker net receivables and payables	-	-	1,038	154	426	-	1,618
Investment in common shares of subsidiaries	(196)	-	-	-	-	196	-
Capital contribution to unconsolidated subsidiaries	(72)	-	(104)	-	-	176	0
Return of capital from unconsolidated subsidiaries	-	-	34	-	-	(34)	-
Notes receivables from affiliates	(8,090)	-	-	-	-	8,090	-
Notes receivables from parent	-	223	-	-	(9,240)	9,017	-
Notes receivables from subsidiaries	(334)	-	10	-	-	324	-
Cash (used in) provided by investing activities	$(8,692)	$223	$(1,353)	$(149)	$(12,722)	$17,769	$(4,924)

Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$-	$-	$(100)	$-	$(73)	$-	$(173)
Issue of long-term debt, net	-	-	-	-	10	(10)	-
Repayment of long-term debt	-	(220)	-	-	-	-	(220)
Repayment of capital instruments	-	-	-	-	(550)	-	(550)
Net redemption of investment contract liabilities	-	-	6	30	(665)	-	(629)
Funds borrowed, net	-	-	(1)	-	37	-	36
Changes in bank deposits, net	-	-	-	-	2,089	-	2,089
Shareholder dividends paid in cash	(537)	-	-	-	-	-	(537)
Distribution to non-controlling interest	-	-	-	-	(18)	-	(18)
Common shares issued, net	1	-	-	-	197	(196)	2
Preferred shares issued, net	196	-	-	-	-	-	196
Capital contributions by parent	-	-	-	-	176	(176)	-
Return of capital to parent	-	-	-	-	(34)	34	-
Notes payable to affiliates	-	-	-	-	8,090	(8,090)	-
Notes payable to parent	-	-	-	-	324	(324)	-
Notes payable to subsidiaries	9,017	-	-	-	-	(9,017)	-
Cash provided by (used in) financing activities	$8,677	$(220)	$(95)	$30	$9,583	$(17,779)	$196

Cash and short-term securities
Increase (decrease) during the period	$16	$(1)	$1,274	$32	$200	$-	$1,521
Effect of exchange rate changes on cash and short-term securities	-	-	75	19	284	-	378
Balance, January 1	39	3	1,708	421	9,151	-	11,322
Balance, September 30	$55	$2	$3,057	$472	$9,635	$-	$13,221

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$39	$3	$2,063	$443	$9,301	$-	$11,849
Net payments in transit, included in other liabilities	-	-	(355)	(22)	(150)	-	(527)
Net cash and short-term securities, January 1	$39	$3	$1,708	$421	$9,151	$-	$11,322

End of period
Gross cash and short-term securities	$55	$2	$3,413	$490	$9,844	$-	$13,804
Net payments in transit, included in other liabilities	-	-	(356)	(18)	(209)	-	(583)
Net cash and short-term securities, September 30	$55	$2	$3,057	$472	$9,635	$-	$13,221

Supplemental disclosures on cash flow from operating activities:
Interest paid	$195	$13	$37	$2	$950	$(456)	$741
Interest received	$231	$17	$3,447	$465	$3,307	$(935)	$6,532
(Tax refunds received) taxes paid	$(10)	$-	$(67)	$-	$241	$-	$164

 Manulife Financial Corporation – Third Quarter 2011

Consolidating Statement of Cash Flows
			John Hancock	John Hancock
	Manulife	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Finance	Company	Company of			Manulife
	Corporation	Holdings	(U.S.A.)	New York	Other	Consolidation	Financial
For the nine months ended September 30, 2010	(Guarantor)	Limited	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Operating activities
Net (loss) income	$(3,459)	$2	$(2,141)	$(183)	$(3,424)	$5,854	$(3,351)
Adjustments for non-cash items in net (loss) income:
Equity in net income of unconsolidated subsidiaries	3,416	-	306	-	2,132	(5,854)	-
Increase (decrease) in insurance contract liabilities	-	-	11,853	1,188	6,070	-	19,111
Increase (decrease) in investment contract liabilities	-	-	162	(2)	(90)	-	70
(Increase) decrease in reinsurance assets	-	-	(7,487)	(460)	7,670	-	(277)
Amortization of premium/discount	-	-	102	61	(65)	-	98
Other amortization	-	(9)	67	-	164	9	231
Net realized and unrealized (gains) losses including impairments	-	-	(5,294)	(367)	(3,969)	-	(9,630)
Deferred income tax (recovery) expense	(8)	(1)	42	(155)	(1,228)	-	(1,350)
Stock option expense	-	-	6	-	13	-	19
Goodwill impairment	-	-	1,557	-	773	-	2,330
Net (loss) income adjusted for non-cash items	$(51)	$(8)	$(827)	$82	$8,046	$9	$7,251
Changes in policy related and operating receivables and payables	(4)	10	3,003	459	(2,186)	-	1,282
Cash (used in) provided by operating activities	$(55)	$2	$2,176	$541	$5,860	$9	$8,533

Investing activities
Purchases and mortgage advances	$-	$-	$(21,840)	$(2,451)	$(29,845)	$-	$(54,136)
Disposals and repayments	-	-	16,128	1,869	19,958	-	37,955
Changes in investment broker net receivables and payables	-	-	1,298	83	691	-	2,072
Capital contribution to unconsolidated subsidiaries	(2,636)	-	(7)	-	-	2,643	-
Return of capital from unconsolidated subsidiaries	-	-	1	-	-	(1)	-
Notes receivable from affiliates	(4,000)	-	-	-	(3,995)	7,995	-
Notes receivable from parent	-	(418)	-	-	(1,253)	1,671	-
Notes receivable from subsidiaries	(477)	-	8	-	-	469	-
Cash (used in) provided by investing activities	$(7,113)	$(418)	$(4,412)	$(499)	$(14,444)	$12,777	$(14,109)

Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$-	$-	$(10)	$-	$(55)	$-	$(65)
Issue of long-term debt, net	2,022	421	-	-	(410)	(9)	2,024
Repayment of long-term debt	-	-	(1)	-	-	-	(1)
Net redemption of investment contract liabilities	-	-	(800)	30	(20)	-	(790)
Funds borrowed, net	-	-	(2)	-	4	-	2
Secured borrowings from securitization transactions	-	-	-	-	87	-	87
Changes in bank deposits, net	-	-	-	-	958	-	958
Shareholder dividends paid in cash	(523)	-	-	-	-	-	(523)
Contribution from non-controlling interest	-	-	-	-	35	-	35
Common shares issued, net	3	-	-	-	-	-	3
Capital contributions by parent	-	-	-	-	2,643	(2,643)	-
Return of capital to parent	-	-	-	-	(1)	1	-
Notes payable to affiliates	3,995	-	-	-	4,000	(7,995)	-
Notes payable to parent	-	-	-	-	469	(469)	-
Notes payable to subsidiaries	1,671	-	-	-	-	(1,671)	-
Cash provided by (used in) financing activities	$7,168	$421	$(813)	$30	$7,710	$(12,786)	$1,730

Cash and short-term securities
Increase (decrease) during the period	$-	$5	$(3,049)	$72	$(874)	$-	$(3,846)
Effect of exchange rate changes on cash and short-term securities	-	-	(81)	(11)	14	-	(78)
Balance, January 1	3	-	5,061	707	12,509	-	18,280
Balance, September 30	$3	$5	$1,931	$768	$11,649	$-	$14,356

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$3	$-	$5,339	$726	$12,737	$-	$18,805
Net payments in transit, included in other liabilities	-	-	(278)	(19)	(228)	-	(525)
Net cash and short-term securities, January 1	$3	$-	$5,061	$707	$12,509	$-	$18,280

End of period
Gross cash and short-term securities	$3	$5	$2,281	$783	$11,857	$-	$14,929
Net payments in transit, included in other liabilities	-	-	(350)	(15)	(208)	-	(573)
Net cash and short-term securities, September 30	$3	$5	$1,931	$768	$11,649	$-	$14,356

Supplemental disclosures on cash flow from operating activities:
Interest paid	$119	$5	$112	$3	$446	$(114)	$571
Interest received	$119	$14	$3,392	$366	$2,644	$(586)	$5,949
Taxes paid	$-	$-	$24	$-	$51	$-	$75
 Manulife Financial Corporation – Third Quarter 2011

Note 17 First time adoption of IFRS

The Company has adopted IFRS as a replacement of previous Canadian generally accepted accounting principles (“GAAP”) effective January 1, 2011.  References to Canadian GAAP throughout this note relate to Canadian GAAP prior to the adoption of IFRS.  The Company’s opening Consolidated Statement of Financial Position was prepared at January 1, 2010, the Company’s date of transition to IFRS (the “Transition Date”) in accordance with the requirements of IFRS 1 “First-Time Adoption of International Financial Reporting Standards”.  This note explains the principal adjustments made by the Company in preparing the required adjustments between IFRS and previous Canadian GAAP to total equity and total comprehensive income for the comparative periods ended September 30, 2010.  Refer to note 2 “Future Accounting and Reporting Changes” in the Annual Consolidated Financial Statements in the 2010 Annual Report and note 15 “First-time adoption of IFRS” in the Consolidated Financial Statements for the first quarter 2011 for a description of the key differences between Canadian GAAP and IFRS, and the key accounting policy choices selected.

A summary of the various earnings impacts to total comprehensive income as a result of the adoption of IFRS is as follows:

	Three months ended September 30, 2010	Nine months ended September 30, 2010
Net loss in accordance with Canadian GAAP	$(899)	$(2,126)
Add back: non-controlling interest	26	36
IFRS adjustments increasing (decreasing) reported net income
(i) Investment adjustments:
Real estate	64	(114)
Private equity	51	120
Agriculture	-	9
Hedge accounting	22	(61)
Oil and gas	3	24
Other invested assets	16	24
Changes in insurance contract liabilities related to invested asset changes	(144)	32
(ii) Actuarial adjustments:
Product classification	41	(14)
Embedded derivatives	(10)	(17)
(iii) Consolidation adjustments	(33)	(16)
(iv) Corporate adjustments:
Goodwill impairment	(1,291)	(1,291)
Investments in leveraged leases	10	138
Other adjustments	(16)	(58)
Income tax accounting differences	(7)	(2)
Non-controlling interest	(1)	15
Income tax adjustments on the above	(9)	(50)
Net loss in accordance with IFRS	$(2,177)	$(3,351)
Other comprehensive loss under Canadian GAAP	(679)	(218)
IFRS adjustments to other comprehensive income (loss) including amounts attributed to participating policyholders and non-controlling interest on:
Change in unrealized gains on AFS securities	(42)	(3)
Change in unrealized gains (losses) on cash flow hedges	40	102
Translation of self-sustaining foreign operations	100	95
Total comprehensive loss in accordance with IFRS	$(2,758)	$(3,375)

 Manulife Financial Corporation – Third Quarter 2011

A summary of the various adjustments to total equity as a result of the adoption of IFRS is as follows:

As at	September 30, 2010
Total equity determined in accordance with Canadian GAAP(1)	$25,929
Reclassification of non-controlling interests to equity under IFRS	283
IFRS adjustments increasing (decreasing) reported equity
Retained earnings:
(i) Investment adjustments:
Real estate	75
Private equity	144
Agriculture	94
Hedge accounting	116
Oil and gas	(38)
Other invested assets	(137)
Changes in insurance contract liabilities related to invested asset changes	(302)
(ii) Actuarial adjustments:
Product classification	(131)
Embedded derivatives	(46)
(iii) Consolidation adjustments	(90)
(iv) Corporate adjustments:
Goodwill impairment	(2,025)
Investments in leveraged leases	(384)
Other adjustments	(120)
Income tax accounting differences	(161)
Income tax adjustments on the above	216
Currency translation account reset through equity	(5,144)
Accumulated other comprehensive income on:
AFS financial assets	48
Cash flow hedges	128
Currency translation	5,245
Non-controlling interest	35
Total equity determined in accordance with IFRS	$23,735

(1) Canadian GAAP opening retained earnings as at January 1, 2010, included in Canadian GAAP total equity, have been restated.  Refer to note 1(c).

The Company did not have any material adjustments to the Consolidated Statements of Cash Flows upon first-time adoption of IFRS.

Note 18 Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

 Manulife Financial Corporation – Third Quarter 2011

SHAREHOLDER INFORMATION

MANULIFE FINANCIAL
CORPORATION HEAD OFFICE
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Telephone 416 926-3000
Fax: 416 926-5454
Web site: www.manulife.com

INVESTOR RELATIONS
Financial analysts, portfolio managers and other investors requiring financial information may contact our Investor Relations Department or access our Web site at www.manulife.com.
Fax: 416 926-6285
E-mail: investor_relations@manulife.com

SHAREHOLDER SERVICES
For information or assistance regarding your share account, including dividends, changes of address or ownership, lost certificates, to eliminate duplicate mailings or to receive shareholder material electronically, please contact our Transfer Agents in Canada, the United States, Hong Kong or the Philippines. If you live outside one of these countries please contact our Canadian Transfer Agent.

TRANSFER AGENTS

Canada
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
Local: 416 643-6268
Toll Free: 1 800 783-9495
Fax: 1 877 713-9291
E-mail: inquiries@cibcmellon.com
Online: www.cibcmellon.com

CIBC Mellon offices are also located in Montreal, Halifax, Vancouver and Calgary.

United States
BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310 USA
Or
P.O. Box 358015
Pittsburgh, PA 15252-8015 U.S.A.
Telephone: 1 800 249-7702
E-mail: shrrelations@bnymellon.com
Online: www.bnymellon.com/shareowner/equityaccess

Hong Kong
Registered Holders:
Computershare Hong Kong Investor Services Limited
17M Floor, Hopewell Centre
183 Queen’s Road East,
Wan Chai, Hong Kong
Telephone: 852 2862–8555
Ownership Statement Holders:
The Hongkong and Shanghai Banking Corporation Limited Sub-Custody and Clearing,
Hong Kong Office
GPO Box 64 Hong Kong
Telephone: 852 2288-8346

Philippines
The Hongkong and Shanghai Banking Corporation Limited
HSBC Stock Transfer Unit
7th Floor, HSBC Centre
3058 Fifth Avenue West
Bonifacio Global City
Taguig City, 1634
Philippines
Telephone: PLDT 632 581-7595;
GLOBE 632 976-7595

AUDITORS
Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada

The following Manulife Financial documents are available online at www.manulife.com

•	Annual Report and Proxy Circular

•	Notice of Annual Meeting

•	Shareholders Reports

•	Public Accountability Statement

•	Corporate Governance material

RATING
Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at September 30, 2011, Manulife Financial had total capital of Cdn$28.9 billion, including Cdn$23.1 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

Standard & Poor’s	AA-	(4th of 21 ratings)
Moody’s	A1	(5th of 21 ratings)
Fitch Ratings	AA-	(4th of 21 ratings)
Dominion Bond Rating Service	IC-1	(1st of 6 ratings)
A.M. Best	A+	(2nd of 15 ratings)

COMMON STOCK TRADING DATA
The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the first quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.

As at September 30, 2011, there were 1,794 million common shares outstanding.

July 1 – September 30, 2011	Toronto Canadian $	New York United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$17.23	$18.07	$138.00	P 720
Low	$10.95	$10.63	$83.35	P 490
Close	$11.94	$11.33	$90.95	P 499
Average Daily Volume (000)	5,341	3,809	312	0.84

 Manulife Financial Corporation – Third Quarter 2011

Consent to receive documents electronically

Electronic documents available from Manulife Financial

Manulife Financial is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife Financial documents available electronically are:

• Annual Report and Proxy Circular
• Notice of Annual Meeting
• Shareholder Reports
• Public Accountability Statement
• Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

This information is also available for viewing or download under quarterly reports from the Investor Relations section of our website at www.manulife.com

To receive documents electronically when they are available through Manulife Financial’s electronic delivery service, complete this form and return it as indicated.

I have read and understand the statement on the reverse and consent to receive electronically the Manulife Financial documents listed in the manner described. I acknowledge that I have the computer requirements to access the documents that are made available on Manulife Financial’s Web site. I understand that I am not required to consent to electronic delivery and that I may revoke my consent at any time.

Please note: We will contact you by phone only if there is a problem with your email address.

The information provided is confidential and will not be used for any purpose other than that described.

Please Print:

_________________________________________________
Shareholder Name
_________________________________________________
Contact Phone Number
_________________________________________________
Shareholder email Address

_________________________________________________
Shareholder Signature

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Date

 Manulife Financial Corporation – Third Quarter 2011